Filed Pursuant to Rule 424(b)(5)

File Nos. 333-117484, 333-117484-01

333-119441, 333-119441-01

Prospectus Supplement

(To Prospectus dated August 9, 2004)

593,678 Shares

Accredited Mortgage Loan REIT Trust

9.75% Series A Perpetual Cumulative Preferred Shares

(Liquidation Preference $25 per share)

Fully and Unconditionally Guaranteed by

Accredited Home Lenders Holding Co.

Accredited Mortgage Loan REIT Trust, or “REIT,” is offering 593,678 shares of its 9.75% Series A Perpetual Cumulative Preferred Shares, par value $1.00 per share, which are referred to as the “Series A Preferred Shares.” REIT will pay to investors cumulative dividends on the Series A Preferred Shares in the amount of $2.4375 per share each year, which is equivalent to 9.75% of the $25.00 liquidation preference per share. Dividends on the Series A Preferred Shares will be payable quarterly in arrears on the last calendar day of March, June, September and December of each year. The first dividend payment date in respect of the Series A Preferred Shares offered by this prospectus supplement and the accompanying prospectus will be December 31, 2004, covering the quarterly period beginning October 1, 2004. The Series A Preferred Shares have no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities. All of REIT’s outstanding preferred shares of all classes or series generally vote as a single class with the holders of REIT’s common shares on all matters submitted to shareholders for a vote, having a number of votes per share such that, in the aggregate, the voting preferred shares will have 15 percent of the voting power of all classes or series of shares of beneficial interest entitled to vote on a matter. Furthermore, holders of Series A Preferred Shares have limited class voting rights if REIT fails to pay dividends for six or more quarters and in certain other events.

REIT may not redeem the Series A Preferred Shares until September 30, 2009 except upon the occurrence of a tax event or an investment company event, as described in “Description of REIT’s Series A Preferred Shares — Redemption.” On or after September 30, 2009, REIT may, at its option, redeem the Series A Preferred Shares, in whole or in part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends (whether or not declared), if any, to but not including the redemption date. Any partial redemption will generally be on a pro rata basis.

Accredited Home Lenders Holding Co. will guarantee payment of dividends on, and the liquidation preference and the redemption price of, the Series A Preferred Shares issued by REIT on a subordinated basis to the extent described herein.

Our Series A Preferred Shares are listed on the New York Stock Exchange under the symbol “AHHPRA.” The last reported sale price of our Series A Preferred Shares on September 30, 2004 was $25.45 per share.

See “Risk Factors” commencing on page S-7 for a discussion of certain factors prospective investors should consider before purchasing any Series A Preferred Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price(1)	$25.2662	$14,999,987
Underwriting discounts and commissions	$0.7959	$472,508
Proceeds, before expenses, to REIT	$24.4703	$14,527,479

(1)	Plus accrued and unpaid dividends from October 1, 2004.

Accredited Home Lenders Holding Co. will not receive any proceeds from this offering.

Delivery of the Series A Preferred Shares will be made in book-entry form through The Depository Trust Company on or about October 6, 2004.

Bear, Stearns & Co. Inc.	Friedman Billings Ramsey
Stifel, Nicolaus & Company Incorporated

The date of this prospectus supplement is October 1, 2004

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither REIT nor Accredited Home Lenders Holding Co. has authorized anyone to give you different or additional information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date after their respective dates or that the information in any document incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate as of any date after its respective date.

Prospectus Supplement

Prospectus Supplement Summary	S-1
Risk Factors	S-7
Special Note Regarding Forward-Looking Statements	S-27
Formation of REIT	S-28
Use of Proceeds	S-29
Capitalization of REIT	S-30
Capitalization of Accredited	S-31
Selected Financial Data of REIT	S-32
Selected Financial Data of Accredited	S-33
Management’s Discussion and Analysis of Financial Condition and Results of Operations of REIT	S-35
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Accredited	S-39
Business of REIT	S-61
Business of Accredited	S-69
Management of REIT	S-96
Management of Accredited	S-97
Certain Relationships and Related Party Transactions	S-101
Description of REIT’s Series A Preferred Shares	S-102
Description of Guarantee	S-114
Certain United States Federal Income Tax Considerations	S-118
Certain ERISA Considerations	S-129
Underwriting	S-131
Legal Matters	S-133
Where You Can Find More Information	S-134

Prospectus
Prospectus Summary	1
Risk Factors	3
Special Note Regarding Forward-Looking Statements	4
Use of Proceeds	5
Ratio of Earnings to Fixed Charges	6
Description of Preferred Shares of REIT	7
Description of Common Shares of REIT	11
Certain Provisions of Maryland Law and of REIT’s Declaration of Trust and Bylaws	12
Certain Federal Tax Consideration	15
Plan of Distribution	16
Legal Matters	18
Experts	18
Where You Can Find More Information	19
Incorporation of Certain Documents by Reference	19
Index to Financial Statements	F-1

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information appearing elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. You should read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, in their entirety. Unless the context requires otherwise, “REIT” refers to Accredited Mortgage Loan REIT Trust, “Accredited” refers to Accredited Home Lenders Holding Co. and its subsidiaries and “AHL” refers to Accredited Home Lenders, Inc.

Accredited Mortgage Loan REIT Trust

REIT was formed in May 2004 as a Maryland real estate investment trust for the purpose of acquiring, holding and managing real estate assets. All of the outstanding common shares of beneficial interest of REIT are held by AHL, a wholly-owned subsidiary of Accredited. REIT intends to elect to be subject to tax as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), as a result of which it generally will not be subject to federal income tax to the extent that it distributes its earnings to its shareholders, as required, and maintains its qualification as a real estate investment trust.

REIT’s principal business objective is to acquire, hold and manage mortgage assets that will generate net income for distribution to shareholders.

Generally, REIT expects that it will acquire its mortgage assets primarily as contributions of capital from its parent, AHL. These mortgage assets are expected to consist primarily of residential mortgage loans, or interests in these mortgage loans, that have been originated or acquired by AHL. These contributions of mortgage assets from AHL to REIT will be effected in two ways:

•	First, AHL intends from time to time to transfer to REIT, as contributions of capital, portfolios of mortgage loans to be securitized. These mortgage loans are to be transferred subject to the lien of one or more of AHL’s warehouse lenders. REIT will then sponsor a securitization trust, which is to be a wholly-owned subsidiary of REIT, and transfer legal title to the mortgage loans to such securitization trust. The securitization trust then will pledge the mortgage loans to secure notes which are then sold to third-party investors. The net proceeds of the securitization will be used by REIT to repay the related warehouse debt and pay other expenses of the securitization.

•	Second, AHL intends to transfer to REIT, as contributions of capital, interests in mortgage pools which have already been securitized by AHL.

In each case, REIT’s investment in the portfolio of mortgage loans will entitle it to receive the cash flow generated by the mortgage loans in excess of the required payments to the securitization noteholders and the other expenses of the securitization, including servicing fees, trustee fees and insurer premiums. REIT’s investments in these portfolios of mortgage loans are referred to herein as REIT’s “retained interests.”

The prior securitizations executed by AHL and REIT have been structured legally as sales, but for accounting purposes as financings. Therefore, while the related securitization trust is the legal owner of the pool of securitized mortgage loans and is the obligor on the securitization notes, for accounting purposes both the securitized mortgage loans and the securitization indebtedness appear as assets and liabilities, respectively, on Accredited’s consolidated balance sheet. Mortgage pools securitized by REIT are reflected in the same manner on REIT’s consolidated balance sheet. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Accredited — Accounting for Mortgage-Related Securities — Securitizations Structured as Financings.”

In May 2004, AHL contributed to REIT mortgage loans with a principal balance of $707.5 million and an outstanding credit facility balance of $707.5 million. Additionally, AHL contributed to REIT deferred origination costs of $480,000, accrued interest income of $889,000, and market reserve on loans of $4.7 million related to the contributed loans, as well as cash of $26 million, resulting in additional paid-in capital to REIT of $22.7 million.

On May 26, 2004, REIT completed a securitization of $707.2 million of mortgage loans, of which $22.3 million represented upfront over-collateralization, which is equal to the excess of the principal balance of the related mortgage loans over the outstanding principal amount of the related securitization notes.

On August 26, 2004, REIT completed a securitization of $1.0 billion of mortgage loans, of which $17.4 million represented upfront over-collateralization.

AHL has executed securitizations of residential mortgage loans in which it retained interests. In June 2004, AHL transferred the retained interests from the Accredited Mortgage Loan Trust 2002-1 and 2002-2 securitizations to REIT as a contribution of $422.9 million of principal balance of securitized loans and related amounts that resulted in additional capital to REIT of $14.5 million. As of June 30, 2004, this increased the total securitized loan balance of REIT to $1.1 billion. In addition, AHL intends to contribute the net loans held for future securitization as of the date of this prospectus supplement of $335.7 million to REIT for a fourth quarter 2004 securitization. Accredited is in the process of finalizing the transfer of retained interests from its Accredited Mortgage Loan Trust 2003-1 and 2003-2 securitization to REIT, which transfer Accredited expects to be effective as of the end of September 2004. As of June 30, 2004, the unpaid principal balance of securitized loans with respect to the 2003-1 securitization was approximately $213.9 million and the related outstanding securitization debt, net, was approximately $205.4 million. As of June 30, 2004, the unpaid principal balance of securitized loans with respect to the 2003-2 securitization was approximately $361.7 million and the related outstanding securitization debt, net, was approximately $349.6 million. The foregoing loan balances and amounts of outstanding securitization debt as of June 30, 2004 relating to the transfer of retained interests do not reflect changes in such amounts subsequent to June 30, 2004. AHL also intends to contribute in the future additional retained interests in mortgage pools already securitized by it to REIT, as well as to contribute additional loans to REIT for future securitizations.

In August 2004, REIT completed a public offering of 3,400,000 Series A Preferred Shares, and in September 2004 sold an additional 100,000 Series A Preferred Shares pursuant to the exercise of the underwriters’ over-allotment option (collectively referred to in this prospectus supplement as the “August 2004 public offering”). The sale of the 3,500,000 Series A Preferred Shares resulted in gross proceeds of $87.5 million to REIT.

Accredited Home Lenders Holding Co.

Accredited is a nationwide mortgage-banking company that originates, finances, sells, securitizes and services non-prime mortgage loans secured by residential real estate. Accredited focuses on borrowers who may not meet conforming underwriting guidelines because of higher loan-to-value ratios (“LTVs”), the nature or absence of income documentation, limited credit histories, high levels of consumer debt, or past credit difficulties. Accredited originates loans primarily based upon the borrower’s willingness and ability to repay the loan and the adequacy of the collateral. Accredited’s management team has developed incentive programs, technology tools and business processes that focus its employees on originating non-prime mortgage loans with the financial and other characteristics designed to generate profits for Accredited. Accredited believes that this business approach has contributed to its disciplined growth in both origination volume and profits.

REIT was formed in Maryland in May 2004. REIT’s principal executive offices are located at 15090 Avenue of Science, San Diego, California 92128, and its telephone number is (858) 676-2100. Accredited was incorporated in Delaware in May 2002. Accredited’s principal executive offices are located at 15090 Avenue of Science, San Diego, California 92128, and its telephone number is (858) 676-2100. Accredited maintains an Internet website at www.accredhome.com. The information on Accredited’s website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and you should not consider it to be a part of this prospectus supplement or accompanying prospectus.

THE OFFERING

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Series A Preferred Shares, see “Description of REIT’s Series A Preferred Shares” in this prospectus supplement.

Issuer	Accredited Mortgage Loan REIT Trust, a Maryland real estate investment trust. The issuer is referred to in this prospectus supplement as “REIT.”

Securities Offered	593,678 9.75% Series A Perpetual Cumulative Preferred Shares.

Guarantor	Accredited Home Lenders Holding Co., a Delaware corporation. Accredited Home Lenders Holding Co. is referred to in this prospectus supplement as “Accredited.”

Ranking

The Series A Preferred Shares will rank senior to REIT’s common shares with respect to dividend rights and rights upon liquidation. Additional preferred shares ranking senior to the Series A Preferred Shares may not be issued without the approval of holders of at least two-thirds of the outstanding Series A Preferred Shares (voting separately as a class with certain other equally ranking series of preferred shares). Additional preferred shares ranking on parity with the Series A Preferred Shares may not be issued without the approval of a majority of the independent trustees of REIT.

Dividends

Dividends on the Series A Preferred Shares will be payable at an annual rate of 9.75% of the liquidation preference of $25.00 per Series A Preferred Share. Dividends are cumulative and are payable quarterly in arrears on the last calendar day of March, June, September and December of each year. The first divided payment date in respect of the Series A Preferred Shares offered by this prospectus supplement and the accompanying prospectus will be December 31, 2004, covering the quarterly period beginning October 1, 2004.

Liquidation Preference

If REIT is liquidated, dissolved or wound up, you will be entitled to receive out of REIT’s assets legally available for distribution to REIT’s shareholders the sum of (a) $25.00 per Series A Preferred Share, (b) the premium described under “Description of REIT’s Series A Preferred Shares — Liquidation Distribution” and (c) accrued and unpaid dividends (whether or not declared) to the date of payment, before any distribution of assets is made to the holders of REIT’s common shares or any series of REIT’s preferred shares that may be issued ranking junior to the Series A Preferred Shares as to liquidation rights. The rights of the holders of the Series A Preferred Shares to receive their liquidation preference will be subject to the proportionate rights of each other series or class of REIT’s equity securities ranking on parity with the Series A Preferred Shares that may be issued by REIT.

Redemption

The Series A Preferred Shares are not redeemable prior to September 30, 2009, except upon the occurrence of a tax event or an investment company event, as described in “Description of REIT’s Series A Preferred Shares — Redemption.” REIT may, at its option, redeem the Series A Preferred Shares, in whole or in part, at any time and from time to time on or after September 30, 2009, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to, but excluding, the redemption date unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case the record holder at the close of business on such dividend record date will be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date. At any time, upon the occurrence of a tax event or an investment company event, REIT will have the right to redeem the Series A Preferred Shares in whole (but not in part) at a redemption price of $25.00 per share, plus accrued and unpaid dividends, if any, to, but excluding, the date of redemption. The Series A Preferred Shares have no maturity date.

Guarantee

Accredited will irrevocably and unconditionally agree to pay in full to the holders of each share of REIT’s Series A Preferred Shares, as and when due, regardless of any defense, right of set-off or counterclaim which REIT or Accredited may have or assert: (i) all accrued and unpaid dividends (whether or not declared) payable on REIT’s Series A Preferred Shares, (ii) the redemption price (including all accrued and unpaid dividends) payable with respect to any of REIT’s Series A Preferred Shares redeemed by REIT and (iii) the liquidation preference, if any, payable with respect to any of REIT’s Series A Preferred Shares. Accredited’s guarantee will be subordinated in right of payment to Accredited’s indebtedness, on a parity with the most senior class of Accredited’s preferred stock and senior to Accredited’s common stock.

Voting Rights	The holders of the Series A Preferred Shares will have the voting rights set forth under “Description of REIT’s Series A Preferred Shares — Voting Rights.”

Use of Proceeds

The net proceeds to REIT from the offering are expected to be approximately $14.4 million after deducting underwriting discounts and commissions and estimated expenses of the offering payable by REIT. REIT currently intends to use the proceeds to make investments in mortgage assets. Pending any ultimate use of any portion of the proceeds from this offering, REIT intends to invest the proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments such as U.S. government securities.

Certain Restrictions on REIT	In connection with the issuance of REIT’s Series A Preferred Shares, REIT has agreed to be bound by the following covenants:

•	Commencing with the quarter ending December 31, 2004, REIT will be required to have on its balance sheet total shareholders’ equity, as of the end of each quarter and determined in accordance with accounting principles generally accepted in the United States of America, equal to at least $50 million;

•	Commencing with the quarter ending December 31, 2004, REIT will be required to have on its balance sheet loans held for investment (generally defined as securitized loans and loans held for securitization), as of the end of each quarter and determined in accordance with accounting principles generally accepted in the United States of America, greater than or equal to $2 billion; and

•	Commencing with the quarter ending December 31, 2005, REIT will be required, for the four fiscal quarters most recently ended, to have cumulative unencumbered cash flow (generally defined as earnings before interest expense, income tax expense, depreciation and amortization adjusted to exclude extraordinary gains or losses, gains (but not losses) from sales of assets outside the ordinary course of business and income from subsidiaries of REIT to the extent that such subsidiaries are restricted by law or agreement from distributing such income to REIT, except to the extent such income is actually distributed in a period) greater than or equal to six times the cumulative dividend required to be distributed to holders of REIT’s Series A Preferred Shares in those four quarters.

If REIT is not in compliance with any of the foregoing covenants as of the end of any quarter and shall remain in default on one or more covenants as of the end of the following quarter, then no dividends shall be payable on REIT’s common shares until it is in compliance with all of the covenants as of the end of two successive quarters.

Restrictions on Ownership

In order to ensure that REIT remains a qualified real estate investment trust for federal income tax purposes, REIT’s Declaration of Trust contains certain restrictions on the number of preferred shares that shareholders may directly or beneficially own and on the transfer of such preferred shares. Among other restrictions, no more than 50% of the value of REIT’s outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a real estate investment trust has been made).

Further Issuances

REIT may from time to time, without the consent of the holders of REIT’s Series A Preferred Shares, issue additional preferred shares, including Series A Preferred Shares, having the same ranking and the same liquidation preference and other terms as the Series A Preferred Shares, but may differ as to the issue price and issue date.

Listing	Our Series A Preferred Shares are listed on the New York Stock Exchange under the Symbol “AHHPRA.”

Risk Factors

See “Risk Factors” and the other information in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, for a discussion of factors you should carefully consider before deciding to invest in the Series A Preferred Shares.

Ratio of Earnings to Fixed Charges	See “Selected Financial Data of Accredited” on page S-33 of this prospectus supplement.

RISK FACTORS

Investing in the shares offered by this prospectus supplement and the accompanying prospectus involves a high degree of risk. In addition to the other information included and incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the risks described below before purchasing the securities offered by this prospectus supplement and the accompanying prospectus. If any of the following risks actually occur, the business, results of operations or financial condition of REIT and Accredited may suffer and the value of the preferred shares offered by this prospectus supplement and the accompanying prospectus may decline. As a result, you might lose part or all of your investment.

This prospectus supplement, the accompanying prospectus and the incorporated documents contain forward-looking statements that involve risks and uncertainties. REIT’s and Accredited’s actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include those discussed below.

Risks associated with REIT’s assets

REIT is a recently formed entity and therefore it has a limited operating history and limited financial information available regarding it.

REIT was formed in May 2004 and has a limited prior operating history. Since REIT’s inception, AHL has contributed $1.7 billion of mortgage loans to REIT, of which REIT subsequently securitized $707.2 million in May 2004 and $1.0 billion in August 2004, and AHL has contributed the retained interests in two securitizations executed by AHL in the amount of $422.9 million. Accredited is in the process of finalizing the transfer of retained interests from its Accredited Mortgage Loan Trust 2003-1 and 2003-2 securitizations to REIT, which transfer Accredited expects to be effective as of the end of September 2004. As of June 30, 2004, the unpaid principal balance of securitized loans with respect to the 2003-1 securitization was approximately $213.9 million and the related outstanding securitization debt, net, was approximately $205.4 million. As of June 30, 2004, the unpaid principal balance of securitized loans with respect to the 2003-2 securitization was approximately $361.7 million and the related outstanding securitization debt, net, was approximately $349.6 million. The foregoing loan balances and amounts of outstanding securitization debt as of June 30, 2004 relating to the transfer of retained interests do not reflect changes in such amounts subsequent to June 30, 2004.

Immediately after the issuance by REIT of the Series A Preferred Shares to the public in this offering, and after giving effect to REIT’s August 2004 public offering of Series A Preferred Shares, REIT is expected to have approximately $98.5 million of stated capital attributable to the Series A Preferred Shares and $1,000 of stated capital attributable to the common shares. See “Capitalization of REIT.”

REIT does not intend to file annual, quarterly or other reports under the Securities Exchange Act of 1934 and is exempt from certain corporate governance rules.

REIT, in reliance on Rule 12h-5 under the Securities Exchange Act of 1934, does not intend to file annual reports, quarterly reports, current reports or transition reports with the SEC. Although Accredited intends to include certain information regarding REIT in its annual reports and quarterly reports, filed pursuant to the Securities Exchange Act of 1934, this will be significantly less information concerning REIT than what would be required in reports filed by REIT if REIT were required to file them as a separate registrant. As a result, investors may receive significantly less information concerning REIT on an ongoing basis than they would if REIT were filing these reports as a separate registrant.

In addition, in accordance with New York Stock Exchange rules relating to issuers who list only preferred securities, REIT will not be subject to many of the New York Stock Exchange corporate governance rules applicable to issuers having publicly traded common equity securities. Accredited, whose common stock is traded on the NASDAQ National Market, is subject to NASDAQ’s corporate governance standards.

The timing and amount of contributions of additional assets to REIT by its parent are uncertain, and the existing assets of REIT may not generate sufficient funds to pay the preferred dividend.

AHL, the parent of REIT, intends to contribute pools of mortgage loans from time to time to REIT, which pools will be subject to warehouse indebtedness, in order to facilitate securitization transactions to be executed by REIT. AHL intends to contribute these pools of mortgage loans as is required by the level of originations of mortgage loans by AHL, among other factors. To the extent that the market for whole loans provides execution on more favorable terms than securitization, it is possible that the securitizations executed by REIT will consist of smaller pools and will be executed less frequently than would otherwise be the case. In addition, REIT intends to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”); in order to satisfy the requirements for exemptive relief from regulation under the Investment Company Act, REIT may be subject to restrictions on its operations, including its ability to acquire certain types of mortgage assets. Notwithstanding AHL’s intention to contribute mortgage assets to REIT, it is under no obligation to do so.

The distributions to be received by REIT with respect to the securitized mortgage pools are uncertain.

The timing and amount of distributions to REIT with respect to securitized mortgage pools is not fixed and will be determined by the rate and timing of principal payments on the related mortgage loans (including prepayments and collections upon defaults, liquidations and repurchases of the mortgage loans and payment of any prepayment charges), by the rate and timing of realized losses on the mortgage loans and by adjustments of the interest rates of certain classes of the underlying notes and adjustments of the interest rates of the mortgage loans.

The distributions to be received by REIT with respect to the securitized mortgage pools are subordinated in right of payment to the securitization noteholders and to other fees and expenses of the underlying securitization trust.

Payments on the mortgage loans in each mortgage pool will be available to make distributions to REIT only after payment of servicing fees, trustee fees, administrative fees, payment of other related specified expenses and reimbursements and payment of interest due to the securitization noteholders. Consequently, the amount of excess cash flow distributable to REIT is extremely sensitive to losses on the related mortgage loans (and the timing thereof), because certain amounts of realized losses with respect to a mortgage pool will be absorbed in the first instance by REIT, either by reduction in amounts otherwise to be received by REIT or by a reduction in the amount of over-collateralization provided to the securitization noteholders by the mortgage loans in the related mortgage pool. Any such reduction in the amount of over-collateralization to a level below the applicable required over-collateralization amount will be borne by REIT, because any amounts otherwise available for distribution to REIT will be distributed instead to the securitization noteholders to restore the reduced amount of over-collateralization to the applicable required over-collateralization amount.

Certain decisions by AHL or REIT, including, but not limited to, decisions regarding whether to exercise its clean-up call and whether or not certain principal and interest advances or servicing advances are non-recoverable, may also impact the availability of cash flow to REIT. In addition, amounts otherwise to be received by REIT may be reduced by the right of the securitization noteholders to recover the amount of interest not paid because of the application of the applicable available funds cap rate.

The rate of prepayments and defaults on the mortgage loans in a mortgage pool will affect the timing and amount of cash flow that REIT will receive.

The amount of cash flow that REIT will receive with respect to a securitized mortgage pool will be sensitive to the rate and timing of principal payments and realized losses on the related mortgage loans in the related mortgage pool. The amount of cash flow to REIT in respect of excess interest will be negatively affected by a rapid rate of principal payments and realized losses on the related mortgage loans, and the amount of distributions thereon in respect of excess interest will decrease more significantly as a result of principal payments and realized losses on the related mortgage loans with relatively high interest rates. If an underlying securitization trust were terminated as a result of the exercise of the related clean-up call or an event of default under the related indenture, REIT would not be entitled to any further payments in respect of excess interest.

A rapid rate of principal payments on such mortgage loans would have the effect of accelerating payments in respect of principal collections to REIT, and a slow rate of payment would have the effect of decelerating these payments. Generally, REIT will not be entitled to receive any cash flow with respect to a securitized mortgage pool prior to the date on which the related over-collateralization target has been achieved or if a trigger event has occurred and is continuing with respect to that mortgage pool. Realized losses on the related mortgage loans will have the effect of reducing the over-collateralization in the related mortgage pool, and therefore reduce the amount ultimately distributable to REIT, although the application of excess interest may restore a reduction in the over-collateralization amount. There can be no assurance that excess interest will be available for this purpose.

The terms of certain mortgage loans provide for payment by the related mortgagor of a prepayment charge in limited circumstances on certain prepayments. Any prepayment charges paid in respect to the mortgage loans in a mortgage pool will be used to make required payments by the related securitization trust, and any funds in excess thereof will be distributed to REIT. Generally, each prepayment charge only remains applicable with respect to the related mortgage loan for a limited period of time. In addition, under certain instances, the payment of any otherwise applicable prepayment charge may be waived by Accredited, as the underlying master servicer.

The over-collateralization requirement of each securitization trust will affect the rate and timing of distributions to be received by REIT.

Each securitized mortgage pool is subject to an over-collateralization requirement. The required over-collateralization amount for each underlying securitization trust will be determined as set forth in the related underlying indenture and sale and servicing agreement. No payments will be received by REIT with respect to a mortgage pool until the then-applicable required over-collateralization amount has been reached and maintained.

The related required over-collateralization amount with respect to a securitization trust may be permitted to decrease, subject to certain conditions specified in the related indenture and sale and servicing agreement. If such conditions have been satisfied, collections of principal that would otherwise be distributed as a payment of principal to the related securitization noteholders will instead be received by REIT. Conversely, if at any time certain delinquency and/or loss levels are exceeded with respect to a mortgage pool, there will be a delay in the reduction of the related required over-collateralization amount or there may be an increase in the related required over-collateralization amount. There may be significant periods during which no or limited distributions will be made on the retained interests to REIT.

The early termination of an underlying securitization trust could substantially reduce or even eliminate the amount of distributions that would otherwise be received by REIT.

Upon exercise of clean-up call.    Each securitization trust is structured such that, when the aggregate outstanding principal balance of the mortgage loans in the related mortgage pool has declined to a level less than or equal to a specified amount (typically 10%) of the original aggregate principal balance, then a specified party has the option to purchase the remaining mortgage loans from the trust, causing the securitization trust to call its outstanding notes and terminate the trust. The party holding this option is AHL, in the case of securitization transactions executed by AHL, and REIT, in the case of transactions executed by REIT.

Upon declaration of event of default.    In addition, the indenture with respect to each series of securitization notes issued by a securitization trust includes events of default which, if they occur and are not cured within the applicable cure period, entitle the related note insurer to declare an event of default and cause the trustee to liquidate the mortgage loans.

If a clean-up call were exercised or if a mortgage pool were liquidated as a result of and declaration of an event of default, REIT would only be entitled to receive that portion of the proceeds on the mortgage loans not required to make payment in full of the principal and accrued and unpaid interest to the securitization noteholders, plus any unpaid fees and expenses of the master servicer and the trustees, any unpaid amounts owed to the note insurer. There can be no assurance that any such amount would not be substantially less than the amount that would otherwise be distributable to REIT had such clean-up call or liquidation not occurred.

The distributions to REIT may be subject to basis risk in the difference between one-month LIBOR and six-month LIBOR.

Certain of the underlying securitization trusts have been structured such that a group of adjustable-rate mortgage loans collateralizes a class of variable-rate notes. These notes have interest rates based upon one-month LIBOR, while the interest rates on the related mortgage loans are based upon six-month LIBOR, subject to periodic adjustments and limitations on such adjustments. In a rising interest rate environment, the interest rates on the notes may rise more quickly than the interest rates of the mortgage loans. As a consequence, cash flow resulting from excess interest on the mortgage loans, and accordingly, amounts distributable to REIT may be substantially reduced. The interest payments payable on the notes are generally subject to an available funds cap rate. If a rising interest rate environment, or a disproportionately high rate of prepayments (including prepayments and collections upon defaults, liquidations and repurchases) and realized losses on the mortgage loans in the related mortgage pool with relatively high interest rates, causes the interest rate on the related notes to equal the available funds cap rate applicable thereto, then no excess interest will be generated by the portion of each underlying securitization trust represented by the principal balance of the related notes.

The notes that are subject to basis risk shortfalls as described above will be entitled to recover the amount of any such shortfalls, with interest thereon, to the extent that excess cash flow or other amounts become available to fund such recovery. Any amounts paid directly or indirectly from excess cash flow to the securitization noteholders in respect of any such shortfalls will reduce the excess interest amounts that would otherwise be distributable to REIT and may reduce the amount of over-collateralization release that would otherwise be available to REIT.

The available funds cap rate applicable to each of the underlying notes subject to such a ceiling is generally calculated with reference to the weighted average of the interest rates of the mortgage loans in the related mortgage pool, net of servicing and trustee fees and mortgage or bond insurance premiums.

Other underlying securitization trusts have been structured such that a group of fixed- and adjustable-rate mortgage loans collateralizes a class of variable-rate notes. The cash flow distributed to REIT under this structure is also subject to the basis risk described above, to the extent of the adjustable-rate mortgage loans, and the basis risk created by issuing variable-rate notes collateralized by fixed-rate mortgage loans. As market interest rates rise, the interest rate on the senior notes rises, but the interest rate on the fixed-rate mortgage loans remains constant, thereby reducing the excess interest available for distribution to REIT.

The securitized mortgage loans may include mortgage loans with LTVs in excess of 80%, which may present a greater risk of loss.

A portion of the mortgage loans in each mortgage pool had an LTV at origination in excess of 80% and is not covered by a primary mortgage insurance policy. Mortgage loans with higher LTVs may present a greater risk of loss. There can be no assurance that the LTV of any mortgage loan determined at any time after origination is less than or equal to its original LTV.

The geographic concentration of the mortgaged properties securing the securitized mortgage loans may create risks of greater losses associated with adverse conditions that may arise in areas of concentration.

The mortgage loans have certain geographic concentrations in a number of states, which may present a greater risk of loss if conditions in those states become adverse. In these states, if the residential real estate market should experience an overall decline in property values after the dates of origination of the mortgage loans, the rates of delinquencies, foreclosures, bankruptcies and losses on the mortgage loans may increase over historical levels of comparable type loans, and may increase substantially. In addition, properties located in California may be more susceptible than homes located in other parts of the country to certain types of uninsured hazards, such as earthquakes, floods, mudslides and other natural disasters. As of June 30, 2004, 40% of the unpaid principal amount of the mortgage loans in REIT’s portfolio were secured by properties located in California. In addition, as of June 30, 2004, 7.18% of the unpaid principal amount of the mortgage loans in REIT’s portfolio were secured by properties located in Florida, which has recently experienced extensive hurricanes.

The securitized mortgage loans are underwritten to standards that generally do not conform to the credit criteria required by Fannie Mae and Freddie Mac, and therefore may experience higher levels of delinquencies and losses.

In general, Accredited originates and acquires mortgage loans that do not meet the credit criteria required by Fannie Mae and Freddie Mac. These “nonconforming” mortgage loans may tend to exhibit higher levels of delinquency and loss than mortgage loans which conform to the requirements of Fannie Mae and Freddie Mac. The interest rates and the LTVs for such mortgage loans are established at levels designed to compensate for and offset the increased delinquency, foreclosure and loss risks presented by such loans. No assurances can be given, however, that the loans in any underlying securitization trust will not exceed expected delinquency, foreclosure and loss levels and adversely affect the amount and value of the cash flow to be received by REIT.

The diversification of REIT’s property is limited, and the liquidation of a mortgage pool after the occurrence of an event of default could greatly reduce or even eliminate the amount distributable to REIT.

Although the property of REIT will consist primarily of the right to receive cash flows from mortgage pools and will benefit from the diversification of risks associated with the mortgage pools, the mortgage pools contain mortgage loans originated or acquired by Accredited under Accredited’s underwriting standards and serviced by Accredited as master servicer. Accordingly, any benefits arising from the diversification of holdings of REIT’s property will be limited. Furthermore, there is no cross-collateralization between the underlying securitization trusts.

Accredited and REIT may be adversely affected by litigations to which they are, or may become, a party.

Accredited is currently a defendant in several class action lawsuits more fully described under “Business of Accredited — Legal Proceedings.” Accredited or REIT may in the future become a defendant in additional class action or other lawsuits which seek to recover substantial amounts from Accredited or REIT. No assurances can be given that Accredited or REIT will be able to successfully defend all or any of such lawsuits, and adverse results in one or more of such lawsuits could have a material adverse effect on Accredited, REIT or both.

Risks Related to Accredited’s Business

Accredited finances borrowers with lower credit ratings. The non-prime loans Accredited originates generally have higher delinquency and default rates than prime mortgage loans, which could result in losses on loans that Accredited holds or that Accredited is required to repurchase, the loss of Accredited’s servicing rights and damage to Accredited’s reputation as a loan servicer.

Accredited is in the business of originating, selling and, to a lesser extent, securitizing and servicing non-prime mortgage loans. Non-prime mortgage loans generally have higher delinquency and default rates than prime mortgage loans. Delinquency interrupts the flow of projected interest income from a mortgage loan and default can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan. Also, Accredited’s cost of financing and servicing a delinquent or defaulted loan is generally higher than for a performing loan. Accredited bears the risk of delinquency and default on loans beginning when Accredited originates them until Accredited sells them, and Accredited continues to bear the risk of delinquency and default after it securitizes loans or sells loans with a retained interest. Loans that become delinquent prior to sale or securitization may become unsaleable or saleable only at a discount, and the longer Accredited holds loans prior to sale or securitization, the greater the chance that Accredited will bear the costs associated with the loans’ delinquency. Factors that may increase the time held prior to sale or securitization include the time required to accumulate loans for securitizations or sales of large pools of loans, the amount and timing of third-party due diligence in connection with sales or securitizations and defects in the loans.

Accredited also reacquires the risk of delinquency and default for loans that it is obligated to repurchase. Repurchase obligations are typically triggered in loan sale transactions if an early payment default occurs on the loan after sale, or in any sale or securitization if the loan materially violates Accredited’s representations or warranties. On June 30, 2004, mortgage loans held for sale included approximately $10.1 million of loans repurchased. Accredited’s total provision for losses was $25.3 million for the six months ended June 30, 2004. If Accredited experiences higher-than-expected levels of delinquency or default in pools of loans that Accredited services, Accredited may lose its servicing rights, which would result in a loss of future servicing income and may damage Accredited’s reputation as a loan servicer.

Accredited attempts to manage these risks with risk-based mortgage loan pricing and appropriate underwriting policies and loan collection methods. However, if such policies and methods are insufficient to control Accredited’s delinquency and default risks and do not result in appropriate loan pricing, Accredited’s business, financial condition, liquidity and results of operations could be significantly harmed. Accredited’s total delinquency rate (including loans in foreclosure and converted into real estate owned) for its servicing portfolio was 1.4% at June 30, 2004. Historically, Accredited’s delinquency rate has increased, and may increase in the future, as the mortgage loans in Accredited’s portfolio age.

Any substantial economic slowdown or decline in real estate values could increase delinquencies, defaults and foreclosures and reduce Accredited’s ability to originate loans and reduce the value of the mortgage loans.

Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit, decreased real estate values, and an increased rate of delinquencies, defaults and foreclosures. Any material decline in real estate values would increase the LTVs on loans that Accredited holds pending sale and loans in which it has a residual or retained interest, weaken Accredited’s collateral coverage and increase the possibility and severity of a loss if a borrower defaults. Accredited originates loans to borrowers who make little or no down payment, resulting in higher LTVs. A lack of equity in the home may reduce the incentive a borrower has to meet his payment obligations during periods of financial hardship, which might result in higher delinquencies, defaults and foreclosures. These factors would reduce Accredited’s ability to originate loans and increase Accredited’s losses on loans in which it has a residual or retained interest. In addition, loans Accredited originates during an economic slowdown may not be as valuable to Accredited because potential purchasers of its loans might reduce the premiums they pay for the loans to compensate for any increased risks arising during such periods. Any sustained increase in delinquencies, defaults or foreclosures is likely to significantly harm the pricing of Accredited’s future loan sales and securitizations and also Accredited’s ability to finance its loan originations.

An increase in interest rates could result in a reduction in Accredited’s loan origination volumes, an increase in delinquency, default and foreclosure rates and a reduction in the value of and income from Accredited’s loans.

The following are some of the risks Accredited faces related to an increase in interest rates:

•	A substantial and sustained increase in interest rates could harm Accredited’s ability to originate loans because refinancing an existing loan would be less attractive and qualifying for a purchase loan may be more difficult.

•	Existing borrowers with adjustable-rate mortgages may incur higher monthly payments as the interest rate increases, which may lead to higher delinquency and default rates.

•	If prevailing interest rates increase after Accredited funds a loan, the value that Accredited receives upon the sale or securitization of the loan decreases.

•	The cost of financing Accredited’s mortgage loans prior to sale or securitization is based primarily upon the London Inter-Bank Offered Rate (“LIBOR”). The interest rates Accredited charges on its mortgage loans are based, in part, upon prevailing interest rates at the time of origination, and the interest rates on all of Accredited’s mortgage loans are fixed for at least the first two or three years. If LIBOR increases after the time of loan originations, Accredited’s net interest income — which represents the difference between the interest rates Accredited receives on Accredited’s mortgage loans pending sale or securitization and Accredited’s LIBOR-based cost of financing such loans — will be reduced. The weighted average cost of financing Accredited’s mortgage loans, prior to sale or securitization, was 2.3% for the six months ended June 30, 2004.

•	When Accredited securitizes loans or sells loans with retained interests, the value of the income Accredited receives from the securitized loans subject to portfolio-based accounting and the mortgage-related securities Accredited retains are also based on LIBOR to the extent the underlying loans have an adjustable interest rate. This is because the income Accredited receives from these mortgage loans and mortgage-related securities is based on the difference between the fixed rates payable on the loans for the first two or three years, and an adjustable LIBOR-based yield payable to the senior security holders or loan purchasers. Accredited also has interest rate risk when the loans become adjustable after their two- or three-year fixed-rate period. This is due to the loan rates resetting every six months, subject to various caps and floors, versus the monthly reset on the rate passed through to the investors in the mortgage-related securities and holders of the securitization bonds.

Accordingly, Accredited’s business, financial condition, liquidity and results of operations may be significantly harmed as a result of increased interest rates.

Accredited’s business may be significantly harmed by a slowdown in the economy of California, where Accredited conducts a significant amount of business. In addition, our business may be adversely impacted by recent hurricanes in Florida.

Since inception, a significant portion of the mortgage loans AHL has originated, purchased or serviced has been secured by property in California. For the six months ended June 30, 2004, approximately 30% of the unpaid principal balance of the loans originated by AHL were collateralized by properties located in California. As of June 30, 2004, approximately 34% of the unpaid principal balance of loans AHL serviced were collateralized by properties located in California. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster that is not fully covered or not covered at all by standard homeowners’ insurance policies, such as an earthquake or wildfire, in California could decrease the value of mortgaged properties in California. This, in turn, would increase the risk of delinquency, default or foreclosure on mortgage loans in AHL’s portfolio or that AHL has sold to others. This could restrict AHL’s ability to originate, sell, or securitize mortgage loans, and significantly harm Accredited’s business, financial condition, liquidity and results of operations. In addition, our business may be adversely impacted by recent hurricanes in Florida.

Accredited faces intense competition that could adversely impact its market share and revenues.

Accredited faces intense competition from finance and mortgage-banking companies, Internet-based lending companies where entry barriers are relatively low, and from traditional bank and thrift lenders that have entered the non-prime mortgage industry. As Accredited seeks to expand its business further, Accredited will face a significant number of additional competitors, many of whom will be well-established in the markets Accredited seeks to penetrate. Some of these competitors are much larger, have better name recognition, and have far greater financial and other resources than Accredited.

The government-sponsored entities Fannie Mae and Freddie Mac are also expanding their participation in the non-prime mortgage industry. These government-sponsored entities have a size and cost-of-funds advantage that allows them to purchase loans with lower rates or fees than Accredited is willing to offer. While the government-sponsored entities presently do not have the legal authority to originate mortgage loans, including non-prime loans, they do have the authority to buy loans. A material expansion of their involvement in the market to purchase non-prime loans could change the dynamics of the industry by virtue of their sheer size, pricing power and the inherent advantages of a government charter. In addition, if as a result of their purchasing practices, these government-sponsored entities experience significantly higher-than-expected losses, such experience could adversely affect the overall investor perception of the non-prime mortgage industry.

The intense competition in the non-prime mortgage industry has also led to rapid technological developments, evolving industry standards and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the Internet, Accredited may be required to make significant changes to its current retail and wholesale structure and information and technology systems to compete effectively. An inability to continue enhancing its current Internet capabilities, or to adapt to other technological changes in the industry, could significantly harm Accredited’s business, financial condition, liquidity and results of operations. In addition, Accredited relies on software and other technology-based programs to gather and analyze competitive and other data from the marketplace. Problems with Accredited’s technology or inability to implement technological changes may, therefore, result in delayed detection of trends. Competition in the industry can take many forms, including interest rates and costs of a loan, less stringent underwriting standards, convenience in obtaining a loan, customer service, amount and term of a loan and marketing and distribution channels. The need to maintain mortgage loan volume in this competitive environment creates a risk of price competition in the non-prime mortgage industry. Price competition could prevent Accredited from raising rates in response to a rising cost of funds or cause Accredited to lower the interest rates that it charges borrowers, which could adversely impact Accredited’s profitability and lower the value of its loans. If Accredited’s competitors adopt less stringent underwriting standards, Accredited will be pressured to do so as well, which would result in greater loan risk without compensating pricing. If Accredited does not relax underwriting standards in response to competitors, it may lose market share. Any increase in these pricing and underwriting pressures could reduce the volume of Accredited’s loan originations and sales and significantly harm its business, financial condition, liquidity and results of operations.

Accredited’s hedging strategies may not be successful in mitigating Accredited’s risks associated with interest rates.

Accredited uses various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect Accredited completely. When rates change, Accredited expects to record a gain or loss on derivatives which would be offset by an inverse change in the value of loans held for sale, securitized loans subject to portfolio-based accounting and mortgage-related securities, as reflected in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Accredited — Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Simulation Sensitivity Analysis.” Accredited cannot assure you that its use of derivatives will offset the risks related to changes in interest rates. There have been periods, and it is likely that there will be periods in the future, during which Accredited will not have offsetting gains or losses in loan values after accounting for Accredited’s derivative financial instruments. The derivative financial instruments Accredited selects may not have the effect of reducing its interest rate risk. In addition, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies, improperly executed transactions, or inaccurate assumptions could actually increase Accredited’s risk and losses. In addition, hedging strategies involve transaction and other costs. Accredited cannot assure you that its hedging strategy and the derivatives that Accredited uses will adequately offset the risk of interest rate volatility or that its hedging transactions will not result in losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Accredited — Newly Issued Accounting Pronouncements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Accredited — Quantitative and Qualitative Disclosures About Market Risk.”

Accredited’s business requires a significant amount of cash and if it is not available Accredited’s business will be significantly harmed.

Accredited’s primary sources of cash are its warehouse credit facilities and the proceeds from the sales and securitizations of its loans. As of June 30, 2004, Accredited’s total warehouse and residual financing outstanding was approximately $2.5 billion and securitization bond financing was approximately $2.6 billion. Accredited requires substantial cash to fund its loan originations, to pay its loan origination expenses and to hold its loans pending sale or securitization. Also, as a servicer of loans, Accredited is required to advance delinquent principal and interest payments, unpaid property taxes, hazard insurance premiums, and foreclosure and foreclosure-related costs. Accredited’s warehouse credit facilities also require Accredited to observe certain financial covenants, including the maintenance of certain levels of cash and general liquidity.

As of June 30, 2004, Accredited financed substantially all of its loans through eight separate warehouse lenders. Each of these facilities is cancelable by the lender for cause at any time and at least one is cancelable at any time without cause. These facilities generally have a renewable, one-year term. Because these are short-term commitments of capital, the lenders may respond to market conditions, which may favor an alternative investment strategy for them, making it more difficult for Accredited to secure continued financing. If Accredited is not able to renew any of these warehouse credit facilities or arrange for new financing on terms acceptable to Accredited, or if Accredited defaults on its covenants or is otherwise unable to access funds under any of these facilities, or if the lenders do not honor their commitments for any reason, Accredited will have to curtail its loan origination activities. This would result in decreased revenues and profits from loan sales.

The timing of Accredited’s loan dispositions (which are periodic) is not always matched to the timing of Accredited’s expenses (which are continuous). This requires Accredited to maintain significant levels of cash to maintain acceptable levels of liquidity. When Accredited securitizes its loans or sell its loans with a retained interest, Accredited may not receive any amounts in excess of the principal amount of the loan for up to 12 months or longer. Further, any decrease in demand in the whole loan market such that Accredited is unable to timely and profitably sell its loans could inhibit Accredited’s ability to meet its liquidity demands.

Accredited’s warehouse credit facilities contain covenants that restrict Accredited’s operations and may inhibit Accredited’s ability to grow its business and increase revenues.

Accredited’s warehouse credit facilities contain extensive restrictions and covenants that, among other things, require Accredited to satisfy specified financial, asset quality and loan performance tests and may prohibit inter-company dividends in certain circumstances. If Accredited fails to meet or satisfy any of these covenants, it would be in default under these agreements and its lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their interests against collateral pledged under such agreements and restrict Accredited’s ability to make additional borrowings. These agreements also contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under Accredited’s other agreements could also declare a default.

The covenants and restrictions in Accredited’s warehouse credit facilities may restrict Accredited’s ability to, among other things:

•	incur additional debt;

•	make certain investments or acquisitions;

•	repurchase or redeem capital stock;

•	engage in mergers or consolidations;

•	finance loans with certain attributes;

•	reduce liquidity below certain levels; and

•	hold loans for longer than established time periods.

These restrictions may interfere with Accredited’s ability to obtain financing or to engage in other business activities, which may significantly harm Accredited’s business, financial condition, liquidity and results of operations.

Accredited’s rights to cash flow from its securitized loans subject to portfolio-based accounting are subordinate to senior interests and may fail to generate any cash flow for Accredited if the cash flow stream only generates enough cash flow to pay the senior interest holders.

As part of the credit enhancement for Accredited’s securitizations, the net cash flow that Accredited receives from the securitized loans generally represents the excess of amounts, if any, generated by the underlying mortgage loans over the amounts required to be paid to the senior security holders or loan purchasers. This is also after deduction of servicing fees and any other specified expenses related to the securitization. These excess amounts are derived from, and are affected by, the interplay of several factors, including:

•	the extent to which the interest rates of the mortgage loans exceed the interest rates payable to the senior security holders or loan purchasers;

•	the level of losses and delinquencies experienced on the underlying loans; and

•	the extent to which the underlying loans are prepaid by borrowers in advance of scheduled maturities.

Any combination of the factors listed above may reduce the cash flows Accredited receives from and the value of its securitized loans.

If Accredited does not manage its growth effectively, its financial performance could be harmed.

In recent years, Accredited has experienced rapid growth that has placed, and will continue to place, certain pressures on Accredited’s management, administrative, operational and financial infrastructure. As of December 31, 1998, Accredited had approximately 340 employees and by June 30, 2004, Accredited had more than 2,190 employees. Many of these employees have very limited experience with Accredited and a limited understanding of its systems and controls. The increase in the size of operations may make it more difficult for Accredited to ensure that it originates quality loans and that it services them effectively. Accredited will need to attract and hire additional sales, servicing and management personnel in an intensely competitive hiring environment in order to preserve and increase its market share. At the same time, Accredited will need to continue to upgrade and expand its financial, operational and managerial systems and controls. Accredited also intends to continue to grow its business in the future, which could require capital, systems development and human resources beyond what Accredited currently has. Accredited cannot assure you that it will be able to:

•	meet its capital needs;

•	expand its systems effectively;

•	allocate its human resources optimally;

•	identify and hire qualified employees;

•	satisfactorily perform its servicing obligations; or

•	incorporate effectively the components of any businesses that Accredited may acquire in its effort to achieve growth.

The failure to manage growth effectively would significantly harm Accredited’s business, financial condition, liquidity and results of operations.

The inability to attract and retain qualified employees could significantly harm Accredited’s business.

Accredited depends upon its wholesale account executives and retail loan officers to attract borrowers by, among other things, developing relationships with financial institutions, other mortgage companies and brokers, real estate agents, borrowers and others. Accredited believes that these relationships lead to repeat and referral business. The market for skilled executive officers, account executives and loan officers is highly competitive and historically has experienced a high rate of turnover. Because of the difficulty in retaining qualified management personnel, Accredited currently recruits college graduates to participate in its management trainee program. If Accredited is unable to retain those trainees for a sufficient period following their training, Accredited may be unable to recapture its costs of training and recruitment. In addition, if a manager leaves Accredited there is an increased likelihood that other members of his or her team will follow. Competition for qualified account executives and loan officers may lead to increased hiring and retention costs. If it is unable to attract or retain a sufficient number of skilled account executives at manageable costs, Accredited will be unable to continue to originate quality mortgage loans that it is able to sell for a profit, which will reduce its revenues.

An interruption in or breach of Accredited’s information systems may result in lost business.

Accredited relies heavily upon communications and information systems to conduct its business. As Accredited implements its growth strategy and increases its volume of loan production, that reliance will increase. Any failure or interruption or breach in security of Accredited’s information systems or the third-party information systems on which Accredited relies could cause underwriting or other delays and could result in fewer loan applications being received, slower processing of applications and reduced efficiency in loan servicing. Accredited cannot assure you that such failures or interruptions will not occur or if they do occur that they will be adequately addressed by Accredited or the third parties on which Accredited relies. The occurrence of any failures or interruptions could significantly harm Accredited’s business.

The success and growth of Accredited’s business will depend upon its ability to adapt to and implement technological changes.

Accredited’s mortgage loan origination business is currently dependent upon its ability to effectively interface with its brokers, borrowers and other third parties and to efficiently process loan applications and closings. The origination process is becoming more dependent upon technological advancement, such as the ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other customer-expected conveniences that are cost-efficient to Accredited’s process. In addition, competition and increasing regulation may increase Accredited’s reliance on technology as a means to improve efficiency. Implementing this new technology and becoming proficient with it may also require significant capital expenditures. As these requirements increase in the future, Accredited will have to fully develop these technological capabilities to remain competitive or its business will be significantly harmed.

If Accredited is unable to maintain and expand its network of independent brokers, its loan origination business will decrease.

A significant majority of Accredited’s originations of mortgage loans comes from independent brokers. During the six months ended June 30, 2004, 91.0% of Accredited’s loan originations were originated through

Accredited’s broker network. The brokers are not contractually obligated to do business with Accredited. Further, competitors also have relationships with the same brokers and actively compete with Accredited’s efforts to expand its broker networks. Accordingly, Accredited cannot assure you that it will be successful in maintaining its existing relationships or expanding its broker networks, the failure of which could significantly harm Accredited’s business, financial condition, liquidity and results of operations.

Accredited may not be able to continue to sell and securitize its mortgage loans on terms and conditions that are profitable.

A substantial portion of Accredited’s revenue comes from the gain on sale generated by sales of pools of Accredited’s mortgage loans as whole loans. Accredited makes whole loan sales to a limited number of institutional purchasers, some of which may be frequent, repeat purchasers, and others of which may make only one or a few purchases. There can be no assurance that Accredited will continue to have purchasers for its loans on terms and conditions that will be profitable. Also, even though Accredited’s mortgage loans are generally marketable to multiple purchasers, certain loans may be marketable to only one or a few purchasers, thereby increasing the risk that Accredited may be unable to sell such loans at a profit.

Accredited also relies on its ability to securitize its mortgage loans to realize a greater percentage of the full economic value of the loans. Accredited cannot assure you, however, that it will continue to be successful in securitizing mortgage loans. Accredited’s ability to complete securitizations of its loans will depend upon a number of factors, including conditions in the credit and securities markets generally, conditions in the asset-backed securities market specifically, the availability of credit enhancements such as financial guarantee insurance, a senior subordinated structure or other means, and the performance of Accredited’s previously securitized loans.

Accredited’s financial results fluctuate as a result of seasonality and other timing factors, which makes it difficult to predict its future performance.

Accredited’s business is generally subject to seasonal trends. These trends reflect the general pattern of housing sales, which typically peak during the spring and summer seasons. Accredited’s quarterly operating results have fluctuated in the past and are expected to fluctuate in the future, reflecting the seasonality of the industry. Further, if the closing of a sale of loans is postponed, the recognition of gain from the sale is also postponed. If such a delay causes Accredited to recognize income in the next quarter, its results of operations for the previous quarter could be significantly depressed.

Accredited is subject to losses due to fraudulent and negligent acts on the part of loan applicants, mortgage brokers, other vendors and Accredited’s employees.

When Accredited originates mortgage loans, it relies heavily upon information supplied by third parties including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the mortgage broker, another third party or one of Accredited’s employees, Accredited generally bears the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold prior to detection of the misrepresentation. Even though Accredited may have rights against persons and entities who made or knew about the misrepresentation, such persons and entities are often difficult to locate and it is often difficult to collect any monetary losses suffered as a result of their actions.

Accredited has controls and processes designed to help identify misrepresented information in its loan origination operations. Accredited cannot assure you, however, that it has detected or will detect all misrepresented information in its loan originations.

Accredited is subject to losses due to fraudulent and negligent acts in other parts of its operations. If Accredited experiences a significant number of such fraudulent or negligent acts, its business, financial condition, liquidity and results of operations would be significantly harmed.

Defective loans may harm Accredited’s business.

In connection with the sale and securitization of loans, Accredited is required to make a variety of customary representations and warranties regarding Accredited as a company and the loans. Accredited is subject to these representations and warranties for the life of the loan and they relate to, among other things:

•	compliance with laws;

•	regulations and underwriting standards;

•	the accuracy of information in the loan documents and loan file; and

•	the characteristics and enforceability of the loan.

A loan that does not comply with these representations and warranties may take longer to sell, impact Accredited’s ability to obtain third party financing, or be unsaleable or saleable only at a discount. If such a loan is sold before Accredited detects non-compliance, Accredited may be obligated to repurchase the loan and bear any associated loss directly, or Accredited may be obligated to indemnify the purchaser against any such losses, either of which could reduce Accredited’s cash available for operations and liquidity. Accredited believes that it has qualified personnel at all levels and has established controls to ensure that all loans are originated to the market’s requirements, but Accredited cannot assure you that it will not make mistakes, or that certain employees will not deliberately violate its lending policies. Accredited seeks to minimize losses from defective loans by correcting flaws if possible and selling or re-selling such loans. Accredited also creates allowances to provide for defective loans in its financial statements. Losses associated with defective loans may harm Accredited’s results of operations or financial condition.

If the prepayment rates for Accredited’s mortgage loans are higher than expected, Accredited’s results of operations may be significantly harmed.

When a borrower pays off a mortgage loan prior to the loan’s scheduled maturity, the impact on Accredited depends upon when such payoff or “prepayment” occurs. Accredited’s prepayment losses generally occur after it sells or securitizes its loans, and the extent of its losses depends on when the prepayment occurs. If the prepayment occurs:

•	within 12 to 18 months following a whole loan sale, Accredited may have to reimburse the purchaser for all or a portion of the premium paid by the purchaser for the loan, again resulting in a loss of Accredited’s profit on the loan; or

•	after Accredited has securitized the loan or sold the loan in a sale with a retained interest, Accredited loses the future income from that loan, and if Accredited records a gain at the time of such securitization or sale, Accredited may be required to record a charge against its earnings if actual prepayment rates for the related pool of loans are higher than the prepayment rates assumed in recording the gain at the time of sale or securitization.

Prepayment rates on mortgage loans vary from time to time and tend to increase during periods of declining interest rates. Of the securitized loans Accredited serviced during the six months ended June 30, 2004, 26.8% (annualized) were prepaid. Accredited seeks to minimize its prepayment risk through a variety of means, including originating a significant portion of loans with prepayment penalties with terms of two to five years. No strategy, however, can completely insulate Accredited from prepayment risks, whether arising from the effects of interest rate changes or otherwise. See “— Statutory and Regulatory Risks” below for a discussion of statutes related to prepayment penalties.

Accredited is exposed to environmental liabilities, with respect to properties that Accredited takes title to upon foreclosure, that could increase its costs of doing business and harm its results of operations.

In the course of its servicing activities, Accredited may foreclose and take title to residential properties and become subject to environmental liabilities with respect to those properties. Accredited may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. Moreover, as the owner or former owner of a contaminated site, Accredited may be subject to common law claims by third parties based upon damages and costs resulting from environmental contamination emanating from the property. If Accredited ever becomes subject to significant environmental liabilities, its business, financial condition, liquidity and results of operations would be significantly harmed.

Statutory and Regulatory Risks

The nationwide scope of Accredited’s operations exposes it to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the federal, state and local levels.

Because Accredited originates mortgage loans in all 50 states, it must comply with the laws and regulations, as well as judicial and administrative decisions, of all of these jurisdictions, as well as an extensive body of federal laws and regulations. The volume of new or modified laws and regulations has increased in recent years, and, in addition, individual cities and counties have begun to enact laws that restrict non-prime loan origination activities in those cities and counties. The laws and regulations of each of these jurisdictions are different, complex and, in some cases, in direct conflict with each other. As Accredited’s operations continue to grow, it may be more difficult to comprehensively identify, to accurately interpret and to properly program its technology systems and effectively train Accredited’s personnel with respect to all of these laws and regulations, thereby potentially increasing Accredited’s exposure to the risks of noncompliance with these laws and regulations.

In addition, recently-enacted and changed laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and New York Stock Exchange and NASDAQ rules, are creating uncertainties for companies like Accredited. These new or changed laws, regulations and standards are subject to varying interpretations due, in many cases, to their lack of specificity. As their applications evolve over time and new guidance is provided by regulatory and governing bodies, Accredited may incur higher costs of compliance, resulting from ongoing revisions to Accredited’s disclosure and governance practices.

Accredited’s failure to comply with these laws can lead to:

•	civil and criminal liability;

•	loss of approved status;

•	demands for indemnification or loan repurchases from purchasers of Accredited loans;

•	class action lawsuits; and

•	administrative enforcement actions.

Stockholder refusal to comply with regulatory requirements may interfere with Accredited’s ability to do business in certain states.

Some states in which Accredited operates may impose regulatory requirements on Accredited’s officers and directors and persons holding certain amounts, usually 10% or more, of Accredited common stock. If any person holding such an amount of Accredited stock fails to meet or refuses to comply with a state’s applicable regulatory requirements for mortgage lending, Accredited could lose its authority to conduct business in that state.

Accredited may be subject to fines or other penalties based upon the conduct of Accredited’s independent brokers.

The mortgage brokers from which Accredited obtains loans have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, federal and state agencies have increasingly sought to impose such assignee liability.

Recently, for example, the United States Federal Trade Commission (“FTC”) entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender. The FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. The United States Justice Department in the past has sought to hold a non-prime mortgage lender responsible for the pricing practices of its mortgage brokers, alleging that the mortgage lender was directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. Accordingly, Accredited may be subject to fines or other penalties based upon the conduct of Accredited’s independent mortgage brokers.

Accredited is no longer able to rely on the Alternative Mortgage Transactions Parity Act to preempt certain state law restrictions on prepayment penalties, and Accredited may be unable to compete effectively with financial institutions that are exempt from such restrictions.

The value of a mortgage loan depends, in part, upon the expected period of time that the mortgage loan will be outstanding. If a borrower pays off a mortgage loan in advance of this expected period, the holder of the mortgage loan does not realize the full value expected to be received from the loan. A prepayment penalty payable by a borrower who repays a loan earlier than expected helps offset the reduction in value resulting from the early payoff. Consequently, the value of a mortgage loan is enhanced to the extent the loan includes a prepayment penalty, and a mortgage lender can offer a lower interest rate and/or lower loan fees on a loan which has a prepayment penalty. Prepayment penalties are an important feature to obtain value on the loans Accredited originates.

Certain state laws restrict or prohibit prepayment penalties on mortgage loans, and Accredited has relied on the federal Alternative Mortgage Transactions Parity Act (the “Parity Act”) and related rules issued in the past by the Office of Thrift Supervision (the “OTS”) to preempt state limitations on prepayment penalties. The Parity Act was enacted to extend to financial institutions, other than federally chartered depository institutions, the federal preemption which federally chartered depository institutions enjoy. However, on September 25, 2002, the OTS released a new rule that reduced the scope of the Parity Act preemption as of July 1, 2003, preventing Accredited from relying on the Parity Act to preempt state restrictions on prepayment penalties. The elimination of this federal preemption requires Accredited to comply with state restrictions on prepayment penalties. This may place Accredited at a competitive disadvantage relative to financial institutions that will continue to enjoy federal preemption of such state restrictions because such institutions will be able to charge prepayment penalties without regard to state restrictions and thereby may be able to offer loans with interest rate and loan fee structures that are more attractive than Accredited is able to offer.

In addition, on April 24, 2003, a New Jersey state appellate court relied on the new OTS rule to find that the Parity Act does not preempt New Jersey state law restrictions on prepayment penalties. This ruling is contrary to previous published court opinions which have upheld such preemption under the Parity Act, including a May 8, 2000 decision by the United States District Court in New Jersey which upheld such preemption with respect to New Jersey state law. However, on May 26, 2004, the New Jersey state supreme court reversed the New Jersey state appellate court’s decision finding that the Parity Act does preempt New Jersey state law restrictions on prepayment penalties.

The increasing number of federal, state and local “anti-predatory lending” laws may restrict Accredited’s ability to originate or increase Accredited’s risk of liability with respect to certain mortgage loans and could increase Accredited’s cost of doing business.

In recent years, several federal, state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate so-called “predatory” lending practices. These laws, rules and regulations impose certain restrictions on loans on which certain points and fees or the annual percentage rate (“APR”) exceeds specified thresholds, commonly referred to as “high cost” loans. Some of these restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation.

Accredited has generally avoided and will continue to avoid originating “high cost” loans because of rating agency restrictions with respect to securities backed by such loans and because the companies that buy Accredited’s loans and/or provide financing for Accredited’s loan origination operations generally do not want to buy or finance such loans. The continued enactment of these laws, rules and regulations may prevent Accredited from making certain loans that it would otherwise make, may cause Accredited to cease operations in certain jurisdictions altogether and may cause Accredited to reduce the APR or the points and fees on loans that it does make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for non-prime loans, making it difficult to fund, sell or securitize any of Accredited’s loans. If Accredited decides to relax its restrictions on loans subject to these laws, rules and regulations, Accredited will be subject to greater risks for actual or perceived non-compliance with such laws, rules and regulations, including demands for indemnification or loan repurchases from Accredited’s lenders and loan purchasers, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages, and administrative enforcement actions. If nothing else, the growing number of these laws, rules and regulations will increase Accredited’s cost of doing business as Accredited is required to develop systems and procedures to ensure that it does not violate any aspect of these new requirements. Any of the foregoing could significantly harm Accredited’s business, financial condition, liquidity and results of operations.

Risks Relating to the Terms of REIT’s Series A Preferred Shares

The Series A Preferred Shares rank subordinate to claims of REIT’s creditors and equally with any other parity shares REIT may issue, and your ability to receive dividends or the liquidation preference is therefore limited.

The Series A Preferred Shares rank subordinate to all claims of REIT’s existing and future creditors. As a result, upon any distribution to REIT’s creditors in a bankruptcy, liquidation or reorganization or similar proceeding, the holders of indebtedness of REIT will be entitled to be paid in full in cash before any payment may be made to holders of the Series A Preferred Shares. REIT may incur substantial indebtedness in the future.

In addition, with the approval of a majority of REIT’s Board of Trustees and obtaining the approval of a majority of REIT’s independent trustees, REIT may issue authorized parity shares at any time in the future without your consent or approval. Accordingly, if:

•	REIT does not have funds legally available to pay full dividends on REIT’s Series A Preferred Shares and any other parity shares it may issue; or

•	REIT does not have funds legally available to pay the full liquidation value of its Series A Preferred Shares and any parity shares in the event of REIT’s liquidation, dissolution or winding up,

then any funds that are legally available to pay such amounts will be paid pro rata to holders of REIT’s Series A Preferred Shares and any of REIT’s parity shares then outstanding.

The guarantee of the Series A Preferred Shares is subordinate to claims of Accredited’s creditors and effectively subordinated to the creditors of Accredited’s subsidiaries.

Accredited’s guarantee of the Series A Preferred Shares ranks behind all of its existing and future indebtedness. As a result, upon any distribution to Accredited’s creditors in a bankruptcy, liquidation or reorganization or similar proceeding, the holders of indebtedness of Accredited will be entitled to be paid in full in cash before any payment may be made to holders of the Series A Preferred Shares under the guarantee.

The guarantee also will effectively rank junior to all liabilities of Accredited’s subsidiaries, including AHL. Accredited is a holding company and its assets consist primarily of investments in its subsidiaries. Substantially all of the consolidated liabilities of Accredited have been incurred by its subsidiaries. Therefore, Accredited’s rights to participate in the distribution of assets of any subsidiary upon the latter’s liquidation or reorganization will be subject to prior claims of the subsidiary’s creditors, including trade creditors, except to the extent that Accredited may itself be a creditor with recognized claims against the subsidiary (in which case the claims of Accredited would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is senior to that held by Accredited).

The guarantee is an obligation exclusively of Accredited. Accredited’s ability to make payments on the guarantee is dependent primarily upon the earnings of its subsidiaries and the distribution or other payment of such earnings to Accredited in the form of dividends, loans or advances and repayment of loans and advances from Accredited. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the guarantee or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends, or the making of loans and advances to Accredited by its subsidiaries, may be subject to statutory or regulatory restrictions, is contingent upon the earnings of those subsidiaries and is subject to various business considerations.

On June 30, 2004, after giving effect to this offering and the August 2004 public offering, the guarantee would have been effectively subordinated to approximately $5.1 billion of indebtedness (including warehouse and securitization indebtedness) of Accredited and debt obligations of its subsidiaries. Accredited and its subsidiaries may incur substantial additional indebtedness in the future.

Holders of REIT’s Series A Preferred Shares will not have any meaningful voting rights and, accordingly, except in limited circumstances, will not be able to elect trustees or influence other matters submitted to a vote of REIT’s shareholders.

Although REIT’s Series A Preferred Shares have voting rights, these voting rights are very limited. All series of preferred shares of REIT that provide for such voting rights will have the right to collectively in the aggregate cast 15% of the votes cast by shareholders on all matters put to shareholders of REIT. This voting right will be allocated among the preferred shares according to their liquidation preference. The holders of the common shares will have the right to cast 85% of the votes. AHL currently holds all outstanding common shares of beneficial interest of REIT and, accordingly, controls enough voting power to determine the outcome of matters submitted to a vote of REIT’s shareholders, including the election of trustees.

Whenever dividends on any of the Series A Preferred Shares or any series of preferred shares ranking on a parity as to the payment of dividends with the Series A Preferred Shares shall be in arrears for six or more quarterly periods (whether consecutive or not), the holders of such Series A Preferred Shares (voting separately as a class with all other series of REIT’s preferred shares ranking on a parity with the Series A Preferred Shares as to the payment of distributions and the distribution of assets upon liquidation upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two additional members of REIT’s Board of Trustees. In addition, the Series A Preferred Shares will have the right to participate in the vote of all matters put to the preferred shares voting as a class, such vote to be determined by reference to their liquidation preference. For a more detailed description of the voting rights of the Series A Preferred Shares, see “Description of REIT’s Series A Preferred Shares — Voting Rights.”

In addition, all of REIT’s trustees and officers are also directors and/or officers of Accredited and may conduct the business of REIT in a manner that serves Accredited’s interests better than the interests of holders of the Series A Preferred Shares. For these reasons, you should not consider the voting rights of the Series A Preferred Shares as a significant factor in deciding whether to invest in the Series A Preferred Shares.

There may be adverse effects from Accredited’s ownership of all of REIT’s common shares.

Accredited is involved in virtually every aspect of REIT’s existence. AHL is the sole holder of the common shares of beneficial interest of REIT and acts as master servicer of the securitized mortgage loans. In addition, all of the officers and trustees of REIT are also officers and/or directors of Accredited. As the holder of all of the outstanding common shares of beneficial interest of REIT, except in the limited circumstances described under “Description of REIT’s Series A Preferred Shares — Voting Rights,” AHL will have the right to elect all trustees of REIT, including the independent trustees.

Accredited may have interests which are not identical to those of REIT. Consequently, conflicts of interest may arise with respect to transactions, including without limitation, REIT’s acquisition of mortgage loans from AHL; servicing of mortgage loans; future dispositions of mortgage loans; and the provision by AHL of advisory services to REIT. It is the intention of REIT and Accredited that any agreements and transactions between REIT, on the one hand, and Accredited and/or its affiliates, on the other hand, are fair to all parties and consistent with market terms, including the servicing of mortgage loans. However, there can be no assurance that such transactions will be on terms as favorable to REIT as those that could have been obtained from unaffiliated third parties.

Because until recently there has never been a market for REIT’s Series A Preferred Shares, your ability to resell your shares may be limited.

Until recently, there has been no public market for REIT’s Series A Preferred Shares. The Series A Preferred Shares are listed on the New York Stock Exchange under the symbol “AHHPRA.” An active and liquid trading market for its Series A Preferred Shares may not develop or be sustained. If such a market were to develop, the price at which REIT’s Series A Preferred Shares trade would depend on many factors, including prevailing interest rates, REIT’s financial condition and the market for similar securities. You may not be able to resell your shares of REIT’s Series A Preferred Shares at or above the initial price to the public, or at all.

REIT may fail to qualify as a real estate investment trust, which would permit REIT to redeem the Series A Preferred Shares under certain circumstances.

REIT intends to be owned, organized and operated so as to qualify as a real estate investment trust under the Internal Revenue Code. Although REIT believes that it will be owned and organized and will operate in such a manner, it is not certain that it will be able to become and remain qualified as a real estate investment trust for federal income tax purposes. REIT’s qualification as a real estate investment trust depends on, among other factors, the distribution annually of at least 90% of REIT taxable income, determined before any deduction for dividends paid and excluding any net capital gains, the nature of its assets, the manner of its operation, its organization, its capital structure and the ownership of its equity. Qualification as a real estate investment trust involves the application of highly technical and complex tax law provisions for which there are only limited judicial or administrative interpretations and involves the satisfaction of various requirements not entirely within REIT’s control. No assurance can be given that new legislation, Treasury regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a real estate investment trust or the federal income tax consequences of such qualification in a way that would materially and adversely affect REIT’s ability to qualify as a real estate investment trust. Any such new legislation, Treasury regulation, interpretation or decision could be the basis of a tax event that would permit REIT to redeem its Series A Preferred Shares, subject to certain conditions, for the amount of the liquidation preference per share of its Series A Preferred Shares plus accrued and unpaid dividends to, but excluding, the redemption date.

Although REIT intends to be owned, organized and operated in a manner that allows it to qualify and remain qualified as a real estate investment trust, future economic, market, legal, tax or other considerations may cause it to determine that it is in REIT’s best interests and the best interests of holders of its common shares of beneficial interest and preferred shares to revoke REIT’s election to be treated as a real estate investment trust. Any such determination by REIT may be made without shareholder approval but, as long as any shares of the Series A Preferred Shares are outstanding, will require the prior approval of a majority of REIT’s Independent Trustees.

Proposed changes to federal tax laws could make stock in non-REIT corporations more attractive to investors than stock in real estate investment trusts and thereby negatively affect the value of and market for the Series A Preferred Shares.

The terms of the Series A Preferred Shares can be amended even if you do not vote for such amendments or vote against such amendments.

The instruments governing the Series A Preferred Shares and the guarantee from Accredited can be amended with the consent of holders of only two-thirds in aggregate liquidation preference of the Series A Preferred Shares. Even if you vote against changing the terms of the Series A Preferred Shares and the guarantee their terms can be amended despite your vote including with respect to liquidation preference, dividend payments and redemption price. See “Description of REIT’s Series A Preferred Shares — Voting Rights.”

REIT may redeem its Series A Preferred Shares upon the occurrence of a tax event or an investment company event, subject to additional conditions.

At any time following the occurrence of a tax event or an investment company event, even if such tax event or investment company event occurs prior to September 30, 2009, REIT will have the right but not the obligation to redeem its Series A Preferred Shares in whole for an amount equal to the liquidation preference per share, plus accrued and unpaid dividends, if any, to, but excluding, the date of redemption, subject to certain additional conditions. The occurrence of a tax event or an investment company event will not, however, give a shareholder any right to require REIT to redeem its Series A Preferred Shares. A tax event will generally occur if REIT receives an opinion of counsel to the effect that, as a result of a judicial decision or official administrative pronouncement, ruling or regulatory procedure or as a result of changes in the tax laws, regulations or related official interpretations, there is a more than insubstantial risk that dividends with respect to REIT’s shares of beneficial interest will not be fully deductible by REIT or REIT will be subject to more than a de minimus amount of additional taxes or governmental charges. An investment company event generally will occur if REIT receives an opinion of counsel to the effect that there is more than an insubstantial risk that REIT is or will be considered an “investment company” within the meaning of the Investment Company Act as a result of any judicial decision, any pronouncement or interpretation, the adoption or amendment of any law, rule or regulation, any notice or announcement by any U.S. legislative body, court, governmental agency or regulatory authority, in each case after the initial issuance of Series A Preferred Shares. See Description of REIT’s Series A Preferred Shares — Redemption.” If REIT redeems its Series A Preferred Shares, you may not be able to invest your redemption proceeds in securities with a dividend yield and risk profile comparable to that of REIT’s Series A Preferred Shares.

The ownership limitations and restrictions on transfer relating to the Series A Preferred Shares could have adverse consequences to you and to REIT.

In order to facilitate REIT’s compliance with the requirements to qualify as a real estate investment trust under the Internal Revenue Code, REIT’s Declaration of Trust contains certain ownership limitations and transfer restrictions relating to the Series A Preferred Shares. The Declaration of Trust provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% (the “Aggregate Share Ownership Limit”) of the value of the outstanding common and preferred shares of beneficial interest of REIT. In addition, the Declaration of Trust further prohibits (a) any person from beneficially or constructively owning shares of beneficial interest of REIT that would result in REIT being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause REIT to fail to qualify as a real estate investment trust and (b) any person from transferring shares of beneficial interest of REIT if such transfer would result in shares of beneficial interest of REIT being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of beneficial interest of REIT that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to REIT and provide REIT with such other information as REIT may request in order to determine the effect of such transfer on REIT’s status as a real estate investment trust. The Aggregate Share Ownership Limit does not apply to the common shares owned, directly or indirectly, by AHL.

If any transfer of shares of beneficial interest of REIT or any other event occurs which, if effective, would result in any person beneficially or constructively owning shares of beneficial interest of REIT in excess or in violation of the above transfer or ownership limitations (a “Prohibited Owner”), that number of shares of beneficial interest of REIT the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole share) will be transferred to a charitable trust and in such event the Prohibited Owner will not be entitled to benefit economically from such shares, will not be entitled to rights to dividends in respect of such shares and will not possess any rights to vote or other rights attributable to such shares.

Whether or not a holder of Series A Preferred Shares is or becomes a Prohibited Owner will depend both on the number of shares owned by such holder and the relative values of REIT’s common and preferred shares. Fluctuations in the relative value of REIT’s common shares, the Series A Preferred Shares and any other preferred shares then outstanding could cause a holder of Series A Preferred Shares to inadvertently become a Prohibited Owner, which could have negative economic and other consequences to such holder. REIT’s common shares are not publicly traded and establishing their value may be difficult. If it were determined by the Internal Revenue Service, and subsequently upheld by a court or other administrative body that REIT’s valuation was unreasonable, and because of the valuation error REIT were to become closely held, REIT would cease to qualify as a real estate investment trust under the Internal Revenue Code and would be subject to corporate level tax.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the information incorporated by reference, contain forward-looking statements. Forward-looking statements reflect REIT’s and Accredited’s current expectations or forecasts of future events. Forward-looking statements include statements about REIT’s or Accredited’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “will,” “anticipate,” “believe,” “continue,” “ongoing,” “estimate,” “expect,” “intend,” “assume,” “may,” “plan,” “potential,” “predict,” “project” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Statements that are forward-looking include, among other things, statements about the following:

•	REIT or Accredited’s business strategy;

•	market trends and risks;

•	assumptions regarding interest rates; and

•	assumptions regarding prepayment rates on mortgage loans securing mortgage-backed securities.

Forward-looking statements are subject to known and unknown risks and uncertainties and may be based on assumptions that prove to be inaccurate or that are not realized for a number of reasons. As a result, actual results could differ materially from those expected or implied by the forward-looking statements. Actual results could differ for many reasons, including the disclosures and risks described in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of their respective dates. Unless required by law, neither REIT nor Accredited undertakes any obligation to revise any forward-looking statement to reflect circumstances or events after their respective dates or to reflect the occurrence of unanticipated events. You should carefully review the disclosures and risks described in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference. The following are some of the factors that could cause actual results, performance or financial conditions to differ materially from expectations:

•	changes in the demand for, or the value of, mortgage loans due to the attributes of the loans originated by Accredited; the characteristics of borrowers; and fluctuations in the real estate market, interest rates or the market in which REIT or Accredited sells or securitizes loans;

•	a general deterioration in economic or political conditions;

•	REIT’s and Accredited’s ability to protect and hedge their mortgage loan portfolios against adverse interest rate movements;

•	changes in government regulations that affect the origination and servicing of mortgage loans;

•	changes in the credit markets which affect Accredited’s ability to borrow money to originate mortgage loans;

•	the degree and nature of competition;

•	Accredited’s ability to employ and retain qualified employees;

•	REIT’s ability to elect to be qualified, and to then maintain its qualification, as a real estate investment trust for federal income tax purposes; and

•	the other factors referenced or included in this prospectus supplement, the accompanying prospectus or documents incorporated by reference, including, without limitation, those referred to under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of REIT” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Accredited.”

FORMATION OF REIT

•	REIT was formed in May 2004, at which time AHL acquired 100,000 common shares of beneficial interest, representing a 100% ownership interest in REIT.

•	In May 2004, AHL contributed a pool of mortgage loans in an aggregate principal amount of $707.5 million and related amounts that resulted in additional capital of $22.7 million to REIT, which REIT sold and contributed $707.2 million of loans to a newly formed securitization trust. REIT obtained a retained interest in the securitized mortgage pool as a result of the transaction.

•	In June 2004, AHL transferred the retained interests from the Accredited Mortgage Loan Trust 2002-1 and 2002-2 securitizations to REIT as a contribution of $422.9 million of principal balance of securitized loans and related amounts that resulted in additional capital to REIT of $14.5 million.

•	In August 2004, AHL contributed a pool of mortgage loans in an aggregate principal amount of $1.0 billion and related amounts that resulted in additional capital of $10.0 million to REIT, which REIT sold and contributed $1.0 billion of loans to a newly formed securitization trust. REIT obtained a retained interest in the securitized mortgage pool as a result of the transaction.

•	Accredited is in the process of finalizing the transfer of retained interests from its Accredited Mortgage Loan Trust 2003-1 and 2003-2 securitizations to REIT, which transfer Accredited expects to be effective as of the end of September 2004. As of June 30, 2004, the unpaid principal balance of securitized loans with respect to the 2003-1 securitization was approximately $213.9 million and the related outstanding securitization debt, net, was approximately $205.4 million. As of June 30, 2004, the unpaid principal balance of securitized loans with respect to the 2003-2 securitization was approximately $361.7 million and the related outstanding securitization debt, net, was approximately $349.6 million. The foregoing loan balances and amounts of outstanding securitization debt as of June 30, 2004 relating to the transfer of retained interests do not reflect changes in such amounts subsequent to June 30, 2004.

•	AHL intends to contribute additional retained interests in securitization transactions executed by it to REIT.

AHL owns all of the issued and outstanding common shares of beneficial interest of REIT. In August 2004, REIT completed a public offering of 3,400,000 Series A Preferred Shares, and in September 2004 sold an additional 100,000 Series A Preferred Shares pursuant to the exercise of the underwriters’ over-allotment option. The sale of the 3,500,000 Series A Preferred Shares resulted in gross proceeds of $87.5 million to REIT.

USE OF PROCEEDS

The net proceeds to REIT from the sale of its Series A Preferred Shares offered by this prospectus supplement and the accompanying prospectus are expected to be approximately $14.4 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by REIT. The net proceeds from the offering are expected to be retained by REIT, and REIT does not intend to distribute any portion of the proceeds from the sale of REIT’s Series A Preferred Shares to AHL or Accredited, whether in the form of a dividend, loan, advance or otherwise. REIT currently intends to use the proceeds to make investments in mortgage assets. Pending any ultimate use of any portion of the proceeds from this offering, REIT intends to invest the proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments such as U.S. government securities.

CAPITALIZATION OF REIT

The following table sets forth the capitalization of REIT as of June 30, 2004:

•	on an actual basis; and

•	on an adjusted basis to give effect to the August 2004 public offering and the additional 593,678 shares being offered by this prospectus supplement and the accompanying prospectus, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by REIT.

	As of June 30, 2004
	Actual	As adjusted
	(dollars in thousands)
Shareholder’s Equity:
Preferred Shares, $1.00 par value per share, authorized 200,000,000 shares; no shares issued and outstanding (actual); Series A Preferred Shares, $25.00 liquidation preference, 4,093,678 shares issued and outstanding (as adjusted)	$—	$98,539
Common shares, $0.01 par value per share; authorized 100,000,000 shares; issued and outstanding 100,000 shares (actual and as adjusted)	1	1
Additional paid-in capital	37,136	37,136
Retained earnings	2,541	2,541

Total shareholder’s equity	39,678	138,217

Total capitalization	$39,678	$138,217

The table above should be read in conjunction with REIT’s balance sheet and related notes included in the accompanying prospectus. In addition, the table above does not reflect activity of REIT subsequent to June 30, 2004. See “Formation of REIT” for a discussion of certain events that have occurred subsequent to June 30, 2004.

CAPITALIZATION OF ACCREDITED

The following table sets forth the capitalization of Accredited as of June 30, 2004:

•	on an actual basis; and

•	on an adjusted basis to give effect to the August 2004 public offering and the additional 593,678 shares being offered by this prospectus supplement and the accompanying prospectus, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by REIT.

	As of June 30, 2004
	Actual	As adjusted
	(dollars in thousands)
Long-Term Debt:
Securitization bond financing	$2,563,389	$2,563,389

Minority interest — preferred securities of subsidiary trust	—	98,539

Stockholders’ Equity:
Preferred Stock, $.001 par value per share; authorized 5,000,000 shares; no shares issued and outstanding (actual and as adjusted)	—	—
Common stock, $.001 par value per share; authorized 40,000,000 shares, issued and outstanding 20,909,251 shares (actual and as adjusted)	21	21
Additional paid-in capital	74,107	74,107
Note receivable for common stock	(1,250)	(1,250)
Unearned compensation	(11,240)	(11,240)
Retained earnings	214,291	214,291

Total stockholders’ equity	275,929	275,929

Total capitalization	$2,839,318	$2,937,857

SELECTED FINANCIAL DATA OF REIT

The following financial data as of and for the period ending June 30, 2004 is unaudited.

You should read the information below along with other financial information and analysis presented in this prospectus supplement, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of REIT,” and the balance sheet and related notes included in the accompanying prospectus.

May 4, 2004 (inception) to June 30, 2004
(dollars in thousands)
Operating Data:

Revenues

Interest Income	$5,936
Loan servicing income	1

Total revenues	5,937

Expenses

Interest expense	1,842
Provision for losses	1,210
General and administrative expenses	344

Total expenses	3,396

Net income	$2,541

As of June 30, 2004
(dollars in thousands)
Balance Sheet Data:

Assets

Cash and Cash Equivalents	$803
Mortgage loans held for investment net of allowance for loan losses of $15,658	1,109,581
Accounts receivable—intercompany	1,330
Other receivables	5,979
Prepaid expenses and other assets	4,756

Total assets	$1,122,449

Liabilities

Securitization bond financing	$1,081,476
Accounts payable and accrued liabilities	1,295

Total Liabilities	1,082,771

Shareholder’s Equity

Preferred shares, $1.00 par value per share; authorized 200,000,000 shares; no shares issued and outstanding	—
Common shares, $0.01 par value per share; authorized 100,000,000 shares; issued and outstanding 100,000 shares	1
Additional paid-in capital	37,136
Retained earnings	2,541

Total shareholder’s equity	39,678

Total liabilities and shareholder’s equity	$1,122,449

In addition, the table above does not reflect activity of REIT subsequent to June 30, 2004. See “Formation of REIT” for a discussion of certain events that have occurred subsequent to June 30, 2004.

SELECTED FINANCIAL DATA OF ACCREDITED

You should read the information below along with other financial information and analysis presented in this prospectus supplement, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Accredited,” and Accredited’s consolidated financial statements and the related notes incorporated by reference in this prospectus supplement.

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands except per share amounts)
Operating Data:

Revenues:
Gain on sale of loans	$37,387	$55,748	$81,621	$122,877	$241,115	$106,080	$132,349
Interest income	14,344	20,264	27,714	67,861	178,982	72,614	145,299
Loan servicing income (expense)	(483)	1,149	6,308	8,371	7,645	3,810	3,209
Net gain (loss) on mortgage-related securities and derivatives	(306)	(765)	3,433	1,154	6,698	4,388	1,774
Other income	44	94	16	516	782	485	130

Total revenues	$50,986	$76,490	$119,092	$200,779	$435,222	$187,377	$282,761

Expenses:
Salaries, wages and benefits	23,074	30,499	44,139	74,664	112,239	50,823	75,101
Interest expenses	9,840	17,472	15,761	27,891	63,562	27,012	49,023
Occupancy	2,143	3,716	4,915	6,949	11,225	4,999	8,531
Provision for losses	1,860	2,467	6,787	17,669	33,129	16,379	25,292
Depreciation and amortization	933	1,587	1,699	2,595	4,854	2,083	4,023
General and administrative expenses	7,348	10,212	15,809	23,016	43,651	18,429	26,124

Total expenses	45,198	65,953	89,110	152,784	268,660	119,725	188,094

Income before income taxes	5,788	10,537	29,982	47,995	166,562	67,652	94,667
Income taxes	2,337	4,531	12,583	19,198	66,547	27,060	37,867

Net income	$3,451	$6,006	$17,399	$28,797	$100,015	$40,592	$56,800

Basic earnings per share	$0.77	$1.29	$3.36	$4.99	$5.61	$2.56	$2.81

Diluted earnings per share	$0.30	$0.50	$1.32	$1.98	$4.97	$2.13	$2.65

Weighted average shares outstanding:
Basic	4,487	4,670	5,175	5,776	17,825	15,876	20,194
Diluted	12,142	12,528	13,343	14,629	20,108	19,034	21,459

	1999	2000	2001	2002	2003	Six months ended June 30, 2004
Ratio of earnings to fixed charges(1)	1.59x	1.60x	2.90x	2.72x	3.62x	2.93x

(1)	Accredited did not at any time during the periods presented have any preferred stock dividend obligations. Accordingly, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands except per share amounts)
Other Data:

Total mortgage loan originations	$1,110,820	$1,517,550	$2,324,398	$4,302,891	$7,958,309	$3,375,429	$5,738,876
Wholesale originations	1,053,324	1,398,540	2,117,250	3,900,186	7,118,369	3,001,180	5,220,360
Retail originations	23,439	118,799	207,033	401,162	838,869	374,029	517,751
Other(1)	34,057	211	115	1,543	1,071	220	765
Net cost to originate(2)	3.3%	2.9%	2.7%	2.3%	2.1%	2.2%	2.0%
Weighted average coupon rate of mortgage loan originations	10.3%	10.7%	9.3%	8.4%	7.7%	7.8%	7.2%
Weighted average credit score(3)	598	610	619	630	632	629	636
Total loan sales and securitizations	$1,048,547	$1,508,788	$1,939,950	$3,869,944	$7,297,206	$2,943,977	$4,695,881
Whole loan sales	846,319	1,013,078	1,640,129	3,044,890	6,061,019	2,640,928	3,483,756
Loans sold with retained interests	202,228	321,031	299,821	75,839	—	—	—
Mortgage loans securitized(4)	—	174,679	—	749,215	1,236,187	303,049	1,212,125
Average premium received on whole loan sales(5)	4.0%	3.5%	4.4%	4.1%	4.0%	4.1%	4.0%
Average gain on loans sold with retained interests(5)	3.5%	4.1%	3.8%	1.9%	N/A	N/A	N/A
Total serviced loans at period end	$396,568	$810,697	$1,301,121	$2,268,498	$3,695,976	$2,830,948	$5,528,041
Total number of leased locations at period end	11	22	27	31	46	40	53
Total number of employees at period end	541	671	866	1,294	2,056	1,659	2,193

Asset Quality Data (Serviced Portfolio):
Total delinquent at period end(6)	2.8%	5.2%	5.5%	2.7%	1.8%	2.2%	1.4%
Annual losses on serviced portfolio as a percentage of average serviced assets	0.7%	0.2%	0.9%	0.9%	0.6%	0.6%	0.4%
Total portfolio prepayment speed CPR(7)	17.5%	10.0%	23.5%	27.6%	26.5%	18.9%	26.8%

Balance Sheet Data:
Mortgage loans held for sale, net	$151,944	$143,900	$531,698	$972,349	$1,615,994	$1,296,002	$1,968,641
Securitized loans, net(4)	—	—	—	738,917	1,751,318	1,088,992	3,259,932
Mortgage-related securities, at fair value	8,673	25,879	22,290	8,356	3,692	6,335	3,865
Mortgage servicing rights, net	1,521	3,782	4,826	3,116	1,119	2,005	542
Total assets	175,804	189,806	603,038	1,802,605	3,501,417	2,511,206	5,417,488
Total warehouse and residual interest financing	155,028	157,361	547,063	962,285	1,515,195	1,331,839	2,501,605
Securitization bond financing(4)	—	—	—	732,823	1,724,389	971,679	2,563,389
Convertible debt	3,000	3,000	3,000	3,000	—
Total liabilities	164,940	172,924	569,034	1,739,483	3,289,194	2,363,866	5,141,559
Redeemable, convertible preferred stock	5,113	5,113	5,113	5,113	N/A	N/A	N/A
Total stockholders’ equity	5,751	11,769	28,891	58,009	212,223	147,340	275,929

(1)	Represents loans purchased from others in 1999 and loans funded that do not conform to standard investor guidelines in 2000 forward.

(2)	Net cost to originate loans is defined as total operating expenses (total expenses less interest expense and provision for losses), less loan servicing related costs, plus yield spread premiums, less points and fees collected, all prior to any deferrals of origination costs for accounting purposes.

(3)	Represents borrowers’ average credit score at origination obtained from one or more of the three principal credit bureaus. This information was not captured prior to the middle of 1999.

(4)	The securitization of mortgage loans in 2000 is accounted for as a sale while the securitizations of mortgage loans in 2002, 2003 and 2004 are accounted for as a financing.

(5)	The average premium received on whole loan sales is computed based on the cash premiums received on whole loan sales, net of losses on related derivatives. The average gain on the sale of loans sold with retained interests is computed based on the non-cash gain that results from the sale of loans with retained interests.

(6)	Delinquent is defined as loans that are 30 or more days delinquent, including loans in foreclosure and loans converted into real estate owned (REO).

(7)	The constant prepayment rate (CPR) represents a constant annualized rate of prepayment relative to the then outstanding principal balance of mortgage loans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF REIT

The following discussion is as of June 30, 2004 (except as provided in “Subsequent Events” below) should be reviewed in conjunction with REIT’s balance sheet and related notes included in the accompanying prospectus. In addition to historical information, the following discussion and other parts of this prospectus supplement contain forward-looking information that involves risks and uncertainties. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements” in this prospectus supplement. REIT’s actual results could differ materially from those anticipated by such forward-looking information due to factors discussed later in this section and elsewhere in this prospectus supplement.

General

REIT was formed on May 4, 2004 as a Maryland real estate investment trust for the purpose of acquiring, holding and managing real estate assets.

All of the outstanding common shares of beneficial interest of REIT are held by AHL, which in turn is a wholly owned subsidiary of Accredited Home Lenders Holding Co. The shares were issued in exchange for a receivable which was collected on June 4, 2004.

REIT intends to elect to be taxed as a real estate investment trust and to comply with the provisions of the Internal Revenue Code with respect thereto. Accordingly, REIT will generally not be subject to federal or state income tax to the extent that its distributions to shareholders satisfy the real estate investment trust requirements and certain asset, income and share ownership tests are met.

On May 10, 11 and 12, 2004, AHL contributed to REIT mortgage loans with an aggregate principal balance of $707.5 million and an aggregate outstanding credit facility balance of $707.5 million. Additionally, AHL contributed to REIT deferred origination costs of $480,000, accrued interest income of $889,000 and market reserve on loans of $4.7 million related to the contributed loans, as well as cash of $26 million, resulting in additional paid in capital to REIT of $22.7 million.

On May 26, 2004, REIT completed the Accredited Mortgage Loan Trust 2004-2 securitization of $707.2 million of mortgage loans, of which $22.3 million represented upfront over-collateralization (which is the excess of the aggregate principal balance of the securitized mortgage loans over the outstanding principal balance of the related securitization notes). Pursuant to the securitization, two classes of notes were issued totaling $684.9 million, rated “AAA” and “Aaa” by Standard & Poor’s Rating Services and Moody’s Investor Service, respectively. Class A-1 Notes in the amount of $342.2 million were issued with a variable interest rate of One-Month LIBOR plus 0.29%, collateralized by fixed and adjustable interest rate conforming (in terms of loan amount) mortgage loans. Class A-2 Notes in the amount of $342.7 million were issued with a variable interest rate of One-Month LIBOR plus 0.30%, collateralized by fixed and adjustable interest rate conforming and non-conforming mortgage loans. The classes A-1 and A-2 Notes have a final stated maturity date of July 25, 2034.

This securitization was structured legally as a sale, but for accounting purposes is treated as a financing under Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125. This securitization does not meet the qualifying special purpose entity criteria under SFAS No. 140 and related interpretations because after the loans are securitized, the securitization trust may acquire derivatives relating to beneficial interests retained by REIT. Also, AHL, as servicer, subject to applicable contractual provisions, has sole discretion to use its best commercial judgment in determining whether to sell or work out any loans securitized through the securitization trust that become troubled. Accordingly, the loans will remain on the balance sheet and securitization indebtedness will replace outstanding credit facility originally associated with the securitized mortgage loans. REIT will record interest income on the mortgage loans and interest expense on the securities issued from the securitization over the life of the securitization and will record provisions for losses on these securitized loans in an amount sufficient to maintain credit loss reserves at a level considered adequate to cover probable losses in such portfolio.

The $26 million in cash contributed to REIT by AHL was used to pay off the outstanding credit facility balance on the $22.3 million of loans held as over-collateralization by the securitization, purchase interest rate caps held in the securitization, and pay underwriter fees and other costs associated with closing the securitization on May 26, 2004.

In June 2004, AHL transferred the retained interests from the Accredited Mortgage Loan Trust 2002-1 and 2002-2 securitizations to REIT as a contribution of $422.9 million of principal balance of securitized loans and related amounts that resulted in additional capital of $14.5 million.

The Accredited Mortgage Loan Trust 2002-1 securitization was completed on July 25, 2002. Pursuant to the securitization, two classes of notes were issued rated “AAA” and “Aaa” by Standard & Poor’s Rating Services and Moody’s Investors Service, respectively. Class A-1 Notes in the outstanding principal amount as of June 30, 2004 of $30.8 million were issued with a fixed interest rate of 4.93%, collateralized by fixed interest rate mortgage loans. Class A-2 Notes in the outstanding principal amount as of June 30, 2004 of $59.0 million were issued with a variable interest rate of One-Month LIBOR plus 0.32%, collateralized by adjustable interest rate mortgage loans. The Class A-1 and A-2 Notes have a final stated maturity date of July 25, 2032.

The Accredited Mortgage Loan Trust 2002-2 securitization was completed on November 25, 2002. Pursuant to the securitization, three classes of notes were issued, rated “AAA” and “Aaa” by Standard & Poor’s Rating Services and Moody’s Investors Service, respectively. Class A-1 Notes in the outstanding principal amount as of June 30, 2004 of $114.8 million were issued with a fixed interest rate of 4.48%, collateralized by fixed interest rate mortgage loans. Class A-2 Notes in the outstanding principal amount as of June 30, 2004 of $142.4 million were issued with a variable interest rate of One-Month LIBOR plus 0.49%, collateralized by adjustable interest rate conforming (in terms of loan amount) mortgage loans. Class A-3 Notes in the outstanding principal amount as of June 30, 2004 of $66.3 million were issued with a variable interest rate of One-Month LIBOR plus 0.50% collateralized by adjustable rate non-conforming mortgage loans. The Class A-1 and A-3 Notes have a final stated maturity date of January 25, 2033. The Class A-2 Notes have a final stated maturity date of February 25, 2033.

The table below summarizes certain financial data with respect to the 2002-1, 2002-2 and 2004-2 securitizations held by REIT as of June 30, 2004. The balances detailed below are at the amortized principal balance pursuant to scheduled repayment terms as compared to actual balances, as payments must be advanced to the securitization trust whether or not payments have been received from the borrowers. The securitized loan and securitization bond financing balances reflected on the balance sheet are actual balances.

	2002-1	2002-2	2004-2	Total
Aggregate Principal Balance of Pool
Original	$207,399,160	$541,771,120	$707,199,991	$1,456,370,270
Current-Fixed rate mortgages	$31,982,131	$117,938,294	$222,955,708	$372,876,133
Current-Adjustable rate mortgages	$63,884,013	$219,952,158	$481,668,829	$765,505,000
Securitization bond financing	$89,809,507	$323,503,566	$682,347,738	$1,095,660,811
Over-collateralization
Actual	$6,056,637	$14,386,886	$22,276,800	$42,720,322
Required	$6,056,637	$14,386,886	$22,276,800	$42,720,322
Weighted average LTV(1)(3)	79.69%	80.01%	77.65%	78.53%
Weighted average interest rate(1)	8.43%	7.34%	6.38%	6.84%
Weighted average minimum and maximum interest rate(1)(2)
Minimum	8.36%	7.35%	6.35%	6.82%
Maximum	15.35%	14.35%	13.35%	13.82%
Weighted average remaining months to maturity(1)	317	323	352	340
Percentage by principal balance of loans more than 30 days delinquent	4.39%	2.21%	0.19%	1.16%

(1)	Weighted averages determined by reference to principal balances of mortgage loans.

(2)	Adjustable-rate loans only.

(3)	Represents LTV at origination weighted by reference to current principal balances of mortgage loans as of June 30, 2004.

Liquidity and Capital Resources

REIT’s principal liquidity need will be to fund the initial over-collateralization amount, interest expense on and repayment of principal on securitization bond financing and warehouse credit facilities, and other transaction expenses associated with the execution of securitization transactions. REIT believes that cash generated from its portfolio of securitized loans and future contributions of capital will provide sufficient funds to meet its operating requirements and to pay dividends in accordance with the requirements to be taxed as a real estate investment trust for the foreseeable future.

Subsequent Events

On August 26, 2004, REIT completed a securitization of $1.0 billion of mortgage loans, of which $17.4 million represented upfront over-collateralization. Pursuant to the securitization, twenty-five classes of notes were issued totaling $994.8 million. REIT obtained the retained interest in that transaction as a result. The classes of notes were issued as follows:

Class	Original Note Principal Balance	Interest Rate	Ratings S&P/Moody’s/Fitch	Final Stated Maturity Date
1A1	$69,191,000	2.90%	AAA/Aaa/AAA	October 25, 2034
1A2	$18,358,000	3.44%	AAA/Aaa/AAA	October 25, 2034
1A3	$48,158,000	3.92%	AAA/Aaa/AAA	October 25, 2034
1A4	$24,083,000	4.94%	AAA/Aaa/AAA	October 25, 2034
1A5	$31,020,000	5.25%	AAA/Aaa/AAA	October 25, 2034
1A6	$21,201,000	4.75%	AAA/Aaa/AAA	October 25, 2034
1M1	$9,832,000	5.25%	AA+/Aa2/AA	October 25, 2034
1M2	$7,989,000	5.25%	A+/A2/A+	October 25, 2034
1M3	$6,514,000	5.25%	BBB+/Baa2/BBB+	October 25, 2034
1M4	$2,458,000	5.25%	BBB/Baa3/BBB	October 25, 2034
1B(1)	$1,844,000	5.25%	BBB/NR/BBB-	October 25, 2034
2A1	$310,058,000	1 Month LIBOR + 0.30%	AAA/Aaa/AAA	October 25, 2034
2A2	$42,914,000	1 Month LIBOR + 0.60%	AAA/Aaa/AAA	October 25, 2034
2A3	$120,165,000	1 Month LIBOR + 0.17%	AAA/Aaa/AAA	October 25, 2034
2A4	$108,390,000	1 Month LIBOR + 0.35%	AAA/Aaa/AAA	October 25, 2034
2A5	$48,867,000	1 Month LIBOR + 0.54%	AAA/Aaa/AAA	October 25, 2034
2A6	$22,993,000	1 Month LIBOR + 0.58%	AAA/Aa1/AA+	October 25, 2034
2M1	$21,077,000	1 Month LIBOR + 0.60%	AA+/Aa2/AA+	October 25, 2034
2M2	$12,263,000	1 Month LIBOR + 0.65%	AA/Aa3/AA	October 25, 2034
2M3	$19,161,000	1 Month LIBOR + 1.12%	A+/A2/A+	October 25, 2034
2M4	$9,964,000	1 Month LIBOR + 1.35%	A/A3/A	October 25, 2034
2M5	$7,664,000	1 Month LIBOR + 1.80%	A-/Baa1/A-	October 25, 2034
2M6	$7,664,000	1 Month LIBOR + 1.90%	BBB+/Baa2/BBB+	October 25, 2034
2M7	$7,665,000	1 Month LIBOR + 2.50%	BBB/Baa3/BBB	October 25, 2034
2B(1)	$15,328,000	1 Month LIBOR + 2.50%	BBB/NR/BBB-	October 25, 2034

Accredited is in the process of finalizing the transfer of retained interests from its Accredited Mortgage Loan Trust 2003-1 and 2003-2 securitizations to REIT, which transfer Accredited expects to be effective as of the end of September 2004. As of June 30, 2004, the unpaid principal balance of securitized loans with respect to the 2003-1 securitization was approximately $213.9 million and the related outstanding securitization debt, net, was approximately $205.4 million. As of June 30, 2004, the unpaid principal balance of securitized loans with respect to the 2003-2 securitization was approximately $361.7 million and the related outstanding securitization debt, net, was approximately $349.6 million. The foregoing loan balances and amounts of outstanding securitization debt as of June 30, 2004 relating to the transfer of retained interests do not reflect changes in such amounts subsequent to June 30, 2004. Accredited also intends to contribute in the future additional retained interests in mortgage pools already securitized by it to REIT, as well as to contribute loans to REIT for future securitizations.

In August 2004, REIT completed a public offering of 3,400,000 Series A Preferred Shares, and in September 2004 sold an additional 100,000 Series A Preferred Shares pursuant to the exercise of the underwriters’ over-allotment option. The sale of the 3,500,000 Series A Preferred Shares resulted in gross proceeds of $87.5 million to REIT.

(1)	retained by REIT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ACCREDITED

The following discussion should be reviewed in conjunction with Accredited’s consolidated financial statements and the related notes and other financial information incorporated by reference in the prospectus. In addition to historical information, the following discussion and other parts of this prospectus supplement contain forward-looking information that involves risks and uncertainties. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements” in this prospectus supplement. Accredited’s actual results could differ materially from those anticipated by such forward-looking information due to factors discussed later in this section and elsewhere in this prospectus supplement.

General

Accredited is a nationwide mortgage banking company that originates, finances, securitizes, services and sells non-prime mortgage loans secured by residential real estate. Accredited focuses on borrowers who may not meet conforming underwriting guidelines because of higher LTVs, the nature or absence of income documentation, limited credit histories, high levels of consumer debt or past credit difficulties. Accredited originates its loans primarily through independent mortgage brokers across the United States and, to a lesser extent, through Accredited’s direct sales force in its retail offices. Accredited primarily sells its loans in whole loan sales and, to a lesser extent, Accredited securitizes its loans.

Revenue Model

Accredited’s operations generate revenues in three ways:

•	Interest income. Accredited has two primary components to its interest income. Accredited generates interest income over the life of the loan on the loans it securitizes in structures that require financing treatment. This interest is partially offset by the interest Accredited pays on the bonds that it issues to fund these loans. Accredited also generates interest income on loans held for sale from the time it originates the loan until the time it sells or securitizes the loan. This interest income is partially offset by Accredited’s borrowing costs under its warehouse facilities used to finance these loans.

•	Gain on sale of loans. Accredited generates gain on sale of loans by selling the loans it originates for a premium.

•	Loan servicing income. Accredited’s loan servicing income represents all contractual and ancillary servicing revenue for loans Accredited services for others, net of sub-servicing costs, some of Accredited’s own servicing costs and amortization of mortgage servicing rights. Sub-servicing costs are the amounts Accredited pays to others to service loans on its behalf.

Accredited’s revenues also include net gain (loss) on mortgage-related securities and derivatives, which reflect changes in the value of these instruments based on market conditions.

Critical Accounting Policies

The preparation of Accredited’s financial statements requires it to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although Accredited bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, Accredited’s management exercises significant judgment in the final determination of these estimates. Actual results may differ from these estimates.

Pursuant to Accredited’s critical accounting policies the following reflect significant judgments by management:

•	Fair value of mortgage-related securities;

•	Mortgage servicing rights valuation;

•	Provision for losses; and

•	Interest rate risk, derivatives and hedging strategies.

Fair Value of Mortgage-Related Securities

Accredited’s gain on sale of loans consists primarily of cash gain that results from whole loan sales and, in the past has also consisted of, to a lesser extent, non-cash gain that resulted from the fair value of Accredited mortgage-related securities. Accredited also records subsequent changes to the fair value of its mortgage-related securities in its income statement and to the asset on its balance sheet. In each case, the determination of fair value requires significant judgments by Accredited’s management.

Accredited’s sales may be either on a servicing retained or released basis. If Accredited retains the right to service the loans that it has sold, Accredited may also record non-cash gain on sale related to the value of those servicing rights. See Accredited’s further discussion below and under the heading “—Mortgage Servicing Rights Valuations.”

Typically, Accredited’s gain on sale recorded for whole loan sales has been cash gain. In a transaction structured as a loan sale with retained interests, the majority of the gain on sale Accredited has recorded is non-cash gain based on the fair value of the mortgage-related securities retained in the transaction. Accredited has not structured a transaction as a loan sale with retained interests since January 2002. Typically, the gain on sale Accredited has recorded on securitizations structured as a sale has also been the non-cash gain based on the fair values of the mortgage-related securities Accredited retains. Accredited has not recorded non-cash gain from a securitization structured as a sale since the first quarter of 2000.

Gains or losses resulting from Accredited’s loan sales are recorded at the time of sale. Upon sale, Accredited allocates the book value of the loans sold among the value of the loans and any mortgage-related securities and mortgage servicing rights Accredited retains in the transaction. The gain on sale that Accredited records is primarily based on the difference between (i) the sum of the cash received plus the value of any mortgage-related securities and mortgage servicing rights generated by the transaction, and (ii) the book value that Accredited had allocated to the loans sold. At the closing of a loan sale with retained interests or a securitization structured as a sale, Accredited removes the mortgage loans held for sale and related warehouse debt from its consolidated balance sheet and adds to its consolidated balance sheet the net cash received, the estimated fair value of the mortgage-related securities generated by the transaction and the allocated book value of any mortgage servicing rights generated by the transaction.

Gain on sale revenue is recorded at the time Accredited sells loans or securitizes loans in transactions structured as a sale, but not when Accredited securitizes loans in a transaction structured as a financing. Accordingly, Accredited’s financial results are significantly impacted by the timing of its loan sales and the securitization structure it may elect to implement. If Accredited holds a significant pool of loans at the end of a reporting period, those loans will remain on Accredited’s balance sheet, along with the related debt used to fund the loans. The revenue that Accredited generates from those loans will not be recorded until the subsequent reporting period when Accredited sells the loans. If Accredited elects to complete a securitization structured as a financing rather than a transaction that would generate gain on sale revenue, Accredited’s gain on sale revenue will be lower and its interest income will be higher than it would have been otherwise. Since Accredited has completed seven securitizations structured as financings since the third quarter of 2002, Accredited does expect differences in its results of operations as compared to historical results. A number of factors influence the timing of Accredited’s loan sales, its targeted disposition strategy and the whole loan sale premiums it receives, including the current market demand for its loans, the quality of the loans it originates, the sufficiency of its loan documentation, liquidity needs and its strategic objectives. Accredited’s management has from time to time delayed the sale of loans to a later period, and may do so again in the future.

Accounting for Mortgage-Related Securities

Accredited measures its mortgage-related securities like debt securities classified as trading securities under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. When Accredited enters into a loan sale transaction that generates a mortgage-related security, it records the fair value of that security as an asset on its balance sheet. Thereafter, Accredited measures the fair value of the mortgage-related securities at each reporting date. Any change in fair value since the end of the prior period is recorded in Accredited’s results of operations as an unrealized gain or loss. The carrying value of mortgage-related securities on Accredited’s balance sheet is also increased or decreased accordingly.

How Accredited Determines Fair Value of Mortgage-Related Securities

Accredited is not aware of any active market for the sale of its mortgage-related securities. Accordingly, Accredited’s estimate of fair value is subjective. Accredited determines the fair value by discounting the estimated net future cash flows using assumptions that market participants would use, including assumptions about interest rates, credit losses and prepayment speeds. The net future cash flows expected to be received include the interest paid by the borrowers on the loans and prepayment penalties, less amounts paid to other parties with interests in the loans, estimated credit losses, servicing fees, as well as mortgage insurance fees, guarantee fees and trustee fees for securitizations. Accredited’s receipt of such cash flows may be delayed to the extent that the loan sale agreement does not require cash flows to be paid to Accredited until they reach certain levels specified in such agreement.

In the years ended December 31, 2002 and 2003, Accredited’s cash premiums for whole loan sales, net of losses on related derivatives were 4.1% and 4.0%, respectively. In the year ended December 31, 2002, Accredited recorded non-cash gain on sale of 1.9%. Accredited did not record any non-cash gain on sale for the year ended December 31, 2003.

Accredited’s estimate of the fair value of its mortgage-related securities could decrease if Accredited’s actual cash flows from its mortgage-related securities are different than originally estimated, or if economic factors or market analyses cause Accredited to change the assumptions it uses to value mortgage-related securities. In particular, if Accredited increases the loss or discount rate that it applies or if Accredited has a significant increase in its prepayment rates, the fair value of its mortgage-related securities would decrease. Any decrease in the fair value would adversely affect Accredited’s results of operations and the assets Accredited carries on its balance sheet.

Securitizations Structured as Financings

While Accredited currently generates the majority of its earnings and cash flows from whole loan sales, Accredited intends to increase the percentage of its earnings and cash flows received from securitizations and other transactions in which Accredited retains an interest in the mortgage loans that it has sold. These transactions are expected to continue to be legally structured as sales, but for accounting purposes may be structured as a financing under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125. This “portfolio-based” accounting more closely matches the recognition of income with the actual receipt of cash payments. Also, such securitization structures are consistent with Accredited’s strategy to predominantly generate cash-based earnings rather than non-cash gain on sale revenue.

Mortgage Servicing Rights Valuations

Accredited recognizes as a separate asset the rights to service mortgage loans for others once such rights are contractually separated from the underlying loans. Accredited amortizes mortgage servicing rights in proportion to and over the period of the estimated net servicing income and Accredited records these rights at the lower of amortized cost or fair value. Accredited determines the fair value of mortgage servicing rights based upon the present value of estimated net future cash flows related to contractually specified servicing fees, which may include the rights to prepayment penalties.

Key assumptions Accredited uses to value mortgage servicing rights include prepayment speeds and discount rates. Actual prepayments generally differ from Accredited’s initial estimates. If actual prepayment rates are different than originally estimated, Accredited may receive more or less mortgage servicing income, which could increase or decrease the value of Accredited’s mortgage servicing rights. Accredited periodically evaluates its mortgage servicing rights for impairment, which is measured as the excess of carrying value over fair value. In the event of impairment, the adjustment is recognized in the consolidated statements of operations.

When Accredited structures securitizations as financings, Accredited does not record any mortgage servicing rights, and since January 2002, Accredited has not disposed of loans in a manner which requires the mortgage servicing rights to be recognized as a separate asset.

Provisions for Losses

Accredited has provided market valuation adjustments on certain nonperforming loans, other loans Accredited holds for sale and real estate owned. These adjustments are based upon Accredited’s estimate of expected losses, calculated using loss severity and loss frequency rate assumptions, and are based upon the value that Accredited could reasonably expect to obtain from a sale, other than in a forced or liquidation sale. An allowance for losses on securitized loans is recorded in an amount sufficient to maintain appropriate coverage for probable losses on such loans. The provision for losses also includes net losses on real estate owned. Accredited also accrues for liabilities associated with loans sold, which Accredited may be requested to repurchase due to breaches of representations and warranties and early payment defaults. Accredited periodically evaluates the estimates used in calculating expected losses, and adjustments are reported in earnings. As these estimates are influenced by factors outside of Accredited’s control and as uncertainty is inherent in these estimates, it is reasonably possible that they could change.

Accredited’s estimate of expected losses could increase if Accredited’s actual loss experience or repurchase activity is different than originally estimated, or if economic factors change the value Accredited could reasonably expect to obtain from a sale. In particular, if actual losses increase or if values reasonably expected to be obtained from a sale decrease, the provision for losses would increase. Any increase in the provision for losses would adversely affect Accredited’s results of operations.

Interest Rate Risk, Derivatives and Hedging

Accredited regularly originates, securitizes and sells fixed and variable-rate loans. Accredited faces three primary types of interest rate risk: during the period from approval of a loan application through loan funding; on Accredited’s loans held for sale from the time of funding to the date of sale; and on the loans underlying Accredited’s mortgage-related securities and on Accredited securitized loans subject to portfolio-based accounting.

Interest rate risk exists during the period from approval of a loan application through loan funding and from the time of funding to the date of sale because the premium earned on the sale of these loans is partially contingent upon the then-current market rate of interest for loans as compared to the contractual interest rate of the loans. Accredited’s use of derivatives is intended to mitigate the volatility of earnings associated with fluctuations in the gain on sale of loans due to changes in the current market rate of interest.

The interest rate risk on the loans underlying Accredited’s mortgage-related securities and on Accredited’s securitized loans subject to portfolio-based accounting exists because some of these loans have fixed interest rates for a period of two or three years while the rate passed through to the investors in the mortgage-related securities and the holders of the securitization bonds is based upon an adjustable rate. Accredited also has interest rate risk when the loans become adjustable after their two or three year fixed-rate period. This is due to the loan rates resetting every six months, subject to various caps and floors, versus the monthly reset on the rate passed through to the investors in the mortgage-related securities and holders of the securitization bonds. Accredited’s use of derivatives is intended to mitigate the volatility of earnings associated with fluctuations in the unrealized gain (loss) on the mortgage-related securities and changes in the cash flows of Accredited’s securitized loans subject to portfolio-based accounting due to changes in LIBOR rates.

As part of its interest rate management process, Accredited uses derivative financial instruments such as options and Eurodollar futures. In connection with three of the securitizations structured as financings, Accredited has entered into interest rate cap agreements. Accredited does not use derivatives to speculate on interest rates. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, derivative financial instruments are reported on the consolidated balance sheets at their fair value.

During 2002, Accredited began using hedge accounting as defined by SFAS No. 133 for certain derivative financial instruments used to hedge its mortgage loans held for sale and securitized loans to reduce the volatility in revenues due to fluctuations in interest rates. Accredited designates certain derivative financial instruments as hedge instruments under SFAS No. 133, and at trade date, these instruments and their hedging relationship are identified, designated and documented. For derivative financial instruments designated as hedge instruments, Accredited evaluates the effectiveness of these hedges against the mortgage loans being hedged to ensure there remains a highly effective correlation in the hedge relationship. To hedge the effect of interest rate changes on the fair value of mortgage loans held for sale and securitized loans, Accredited is using derivatives as fair value hedges under SFAS No. 133. Once the hedge relationship is established, the realized and unrealized changes in fair value of both the hedge instrument and mortgage loans are recognized in the period in which the changes occur. Any change in the fair value of mortgage loans held for sale recognized as a result of hedge accounting is reversed at the time Accredited sells the mortgage loans. This results in a correspondingly higher or lower gain on sale revenue at such time. Any change in the fair value of securitized loans is amortized over the fixed-rate period of the loan on a level yield basis. This results in a corresponding adjustment to interest income. The net amount recorded in the consolidated statements of operations is referred to as hedge ineffectiveness. For derivative financial instruments not designated as hedge instruments, realized and unrealized changes in fair value are recognized in the period in which the changes occur or when such instruments are settled.

Results Of Operations

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2004

Executive Summary

•	Net income was $56.8 million, or $2.65 per diluted share, an increase of 40% from the prior year.

•	This was driven by a 70% growth in origination volume, to $5.7 billion, and a 95% growth in Accredited’s serviced loans to $5.5 billion.

•	Growth was achieved by increasing offices by 13 locations, and penetrating new and existing markets through 534 new employees.

•	Whole loan sales of $3.5 billion resulted in gains recorded of $132.3 million, representing an average premium of 4.0%, versus 4.1% in 2003.

•	Origination costs net of points and fees improved from 2.2% in the six months ended June 30, 2003 to 2.0% in the comparable period in 2004.

•	Portfolio income (interest income less interest expense and provision for losses) of $71.0 million, compared to $29.2 million in the second quarter of 2003, an increase of 147%. As a percentage of total revenue less interest expense and provision for losses, portfolio income increased from 20% in the first six months of 2003, to 34% in 2004.

•	Credit quality as measured by lower delinquency and loss level percentages improved over the prior year.

Revenues

Total Revenues.    Total revenues increased 50.9% from $187.4 million for the six months ended June 30, 2003 to $282.8 million for the comparable period in 2004. This increase was due to increases in interest income of $72.7 million and gain on sale of loans of $26.3 million.

Interest Income.    Interest income represents the interest earned on Accredited’s mortgage loans held for sale and for securitization during the period prior to their sale or securitization, interest earned on securitized loans subject to portfolio-based accounting, prepayment penalty income from the on balance sheet portfolio, the realized and unrealized gain (loss) on derivatives purchased to manage Accredited’s interest rate risk associated with securitized loans, net of the related fair value basis adjustments recorded due to the use of hedge accounting and, to a lesser extent, interest accreted on Accredited’s mortgage-related securities. Accredited does not accrue interest for mortgage loans that are 90 days or more delinquent. Interest income increased 100.1% from $72.6 million for the six months ended June 30, 2003 to $145.3 million for the comparable period in 2004. The increase in interest income was due to an increase in the average inventory of mortgage loans from $1.9 billion during the six months ended June 30, 2003 to $3.9 billion during the comparable period in 2004. Accredited’s average inventory of mortgage loans increased as Accredited increased loan production volume, completed seven securitizations of $3.2 billion of mortgage loans since June of 2002 that are accounted for as financings and intentionally extended the holding period which was partially offset by a decrease in weighted average interest rate on the inventory of mortgage loans. Interest income of $30.5 million and $76.7 million was recognized on the securitized loans for the six months ended June 30, 2003 and June 30, 2004, respectively. In the future, to the extent Accredited continues to complete these types of securitizations, Accredited’s gain on sale revenue will be lower and its interest income will be higher than it would have been otherwise.

	Six Months Ended June 30,
	2003		2004
	(dollars in thousands)
Interest income	$72,614	7.67%	$145,299	7.38%
Interest expense	27,012	2.85%	49,023	2.49%

Net interest income	$45,602	4.82%	$96,276	4.89%

Average mortgage loans outstanding	$1,894,247		$3,936,347

Gain on Sale of Loans.    Total gain on sale of loans increased 24.8% from $106.1 million for the six months ended June 30, 2003 to $132.3 million for the comparable period in 2004.

The components of the gain on sale of loans are illustrated in the following table:

	Six Months Ended June 30,
	2003	2004
	(dollars in thousands)
Gain on whole loan sales	$117,185	$139,110
Provision for premium recapture	(1,305)	(1,553)
Net loss on derivatives	(10,288)	432
Net origination points and fees	16,320	15,893
Direct loan origination expenses	(15,832)	(21,533)

Gain on sale of loans	$106,080	$132,349

Gain on whole loan sales increased 18.7% from $117.2 million for the six months ended June 30, 2003 to $139.1 million for the comparable period in 2004 due to higher sales volume in 2004. Total whole loan sales increased 31.9% from $2.6 billion for the six months ended June 30, 2003 to $3.5 billion for the comparable period in 2004. This increase was due to an increase in loan originations of 70.0% from $3.4 billion for the six months ended June 30, 2003 to $5.7 billion in the comparable period of 2004, partially offset by $1.2 billion which were securitized during the six months ended June 30, 2004. The average whole loan sales premium, net of gains (losses) on related derivatives, was 4.05% for the six months ended June 30, 2003 and 4.01% for the comparable period in 2004. Accredited’s top ten loan purchasers during the six months ended June 30, 2004, were as follows in descending order: Household Mortgage Services, Morgan Stanley Mortgage Capital Inc., Residential Funding Corporation, UBS Paine Weber, Wintergroup, DLJ Mortgage Capital, Inc. (Credit Suisse First Boston), Chase Manhattan, Lehman Brothers Bank, FSB, Bank of America, N.A., and Merrill Lynch.

The components of Accredited’s net profit margin on whole loan sales are illustrated in the following table:

	Six Months Ended June 30,
	2003	2004
Gain on whole loan sales(1)(2)	4.44%	4.00%
Net gain (loss) on derivatives(2)	(0.39)%	0.01%

Net gain on whole loan sales(1)(2)	4.05%	4.01%
Net origination points and fees	0.59%	0.43%
Loan origination expenses	(2.76)%	(2.38)%

Net cost to originate(3)	(2.17)%	(1.95)%

Net profit margin on whole loan sales	1.88%	2.06%

(1)	Excludes the provision for premium recapture.

(2)	The percentages hereon are calculated based upon the respective amounts presented in the table above divided by Accredited’s total whole loan sales of $2.6 billion and $3.5 billion for the six months ended June 30, 2003 and 2004, respectively.

(3)	Net cost to originate loans is defined as total operating expenses (total expenses less interest expense and provision for losses), less allocated loan servicing related costs, plus yield spread premiums, less points and fees collected, all prior to any deferrals of origination costs for accounting purposes. This total is divided by total originations of $3.4 billion and $5.7 billion for the six months ended June 30, 2003 and 2004, respectively.

Provision for premium recapture represents Accredited’s estimate of the potential refunds of premium received on loan sales during the period based upon Accredited’s historical experience. Provision for premium recapture increased 19.0% from $1.3 million for the six months ended June 30, 2003 to $1.6 million for the comparable period in 2004. This increase results from the increase in whole loan sales of 31.9% from $2.6 billion for the six months ended June 30, 2003 to $3.5 billion for the comparable period in 2004 slightly offset by the recovery of $178,000 of prior year reserves no longer needed.

Net gain (loss) on derivatives represents the realized and unrealized gain (loss) on the derivatives purchased to manage Accredited’s interest rate risk associated with Accredited’s mortgage loans held for sale from the time of funding commitment to sale commitment, net of the related fair value basis adjustments recorded due to the use of hedge accounting. Accredited enters into these transactions to offset fluctuations in interest rates that affect Accredited’s premiums earned on the sale of these loans. The net gain (loss) on derivatives increased from a $10.3 million loss for the six months ended June 30, 2003 to a $0.4 million gain for the comparable period in 2004. This increase results from an increase in LIBOR rates, as well as an increase in derivative volume during the six months ended June 30, 2004 as compared to the comparable period in 2003.

Net origination points and fees represent the revenue earned from the origination of mortgage loans held for sale, net of broker rebates paid, which are deferred and recognized in the consolidated statement of operations when the related loans are sold. Net origination points and fees decreased from $16.3 million for the six months ended June 30, 2003 to $15.9 million for the comparable period in 2004. This decrease results from an increase in broker fees paid per loan for the six months ended June 30, 2004 as compared to the comparable period in 2003 offset by a 31.9% increase in whole loan sales.

Direct loan origination expenses represent the costs incurred to originate mortgage loans held for sale that are deferred and recognized in the consolidated statement of operations when the related loans are sold. Direct loan origination expenses increased from $15.9 million for the six months ended June 30, 2003 to $21.5 million for the comparable period in 2004. The increase results from the 31.9% increase in whole loan sales slightly offset by a decrease in Accredited’s standard origination expense per loan for the six months ended June 30, 2004 as compared to the comparable period in 2003. The decrease in Accredited’s standard origination expense per loan results from the increase in production and greater efficiency.

Loan Servicing Income.    Loan servicing income represents all contractual and ancillary servicing revenue for loans Accredited services for others, net of sub-servicing costs, certain of Accredited’s own servicing costs and amortization of mortgage servicing rights. Sub-servicing costs are the amounts Accredited pays to others to service loans on its behalf. Loan servicing income decreased 15.8% from $3.8 million for the six months ended June 30, 2003 to $3.2 million for the comparable period in 2004. This decrease results from the decrease in prepayment penalties on the off balance sheet portfolio collected due to a decrease in the portfolio balance during the six months ended June 30, 2004 as compared to the six months ended June 30, 2003.

Net Gain (Loss) on Mortgage-Related Securities and Derivatives.    Net gain (loss) on mortgage-related securities and derivatives decreased 59.6% from $4.4 million for the six months ended June 30, 2003 to $1.8 million for the comparable period in 2004.

Net gain on mortgage-related securities decreased 68.1% from $5.1 million for the six months ended June 30, 2003 to $1.6 million for the comparable period in 2004. This gain represents the increase in fair value of the residual income from these securities due to stronger cash flow received than anticipated, primarily from lower losses. The decrease in the current year is due primarily to increasing interest rates.

Net gain (loss) on derivatives represents the realized and unrealized gain (loss) on the derivatives purchased to manage the interest rate risk associated with Accredited’s mortgage-related securities. The risk arises because the cash Accredited receives from its mortgage-related securities is dependent on the difference between the interest rates on the underlying loans and the yield payable to the senior security holders, or payable to the purchaser of the loans in the case of a sale with retained interests. The majority of the loans underlying Accredited’s mortgage-related securities have interest rates which are fixed for the first two or three years, while the yield payable to the senior interests or purchaser changes monthly based upon short-term LIBOR. Net gain (loss) on derivatives was $0.7 million for the six months ended June 30, 2003, as compared to a net gain on derivatives of $0.1 million for the comparable period in 2004 due to an increase in LIBOR rates and a lower mortgage related securities balance during the six months ended June 30, 2004 as compared to the comparable period in 2003.

Expenses

Total Expenses.    Total expenses increased 57.1% from $119.7 million for the six months ended June 30, 2003 to $188.1 million for the comparable period in 2004. The increase was the result of higher salaries, wages, and benefits expense of $24.3 million, an increase in interest expense of $22.0 million, an increase in the provision for losses of $8.9 million and increases in other variable operating expenses associated with growth in loans originated and serviced.

Salaries, Wages and Benefits.    Salaries, wages and benefits increased 47.8% from $50.8 million for the six months ended June 30, 2003 to $75.1 million for the comparable period in 2004. The increase was due to growth in the number of employees, as well as higher commission and bonus expenses that are variable expenses dependent upon loan production volume and profits. The total number of employees increased by 32.2% from 1,659 at June 30, 2003 to 2,193 at June 30, 2004. The commission and bonus expense increased by 39.4% from $28.8 million for the six months ended June 30, 2003 to $40.2 million for the comparable period in 2004.

Interest Expense.    Interest expense represents the interest incurred on all outstanding debt and securitization bond financing, as well as the amortization of bond issue costs on the securitization bond financing and other costs associated with accessing Accredited’s credit facilities. Interest expense increased 81.5% from $27.0 million for the six months ended June 30, 2003, to $49.0 million for the comparable period in 2004. Accredited’s average outstanding borrowings, excluding securitization bond financing, increased from $1.1 billion to $1.8 billion consistent with the increase in the average inventory of loans held for sale; however Accredited’s average borrowing rate, excluding securitization bond financing, decreased from 2.6% for the six months ended June 30, 2003, to 2.3% for the comparable period in 2004. Accredited’s average securitization bond financing increased from $802.3 million for the six months ended June 30, 2003 to $2.2 billion for the comparable period in 2004; however, Accredited’s average borrowing rate on the securitization bond financing decreased from 2.8% for the six months ended June 30, 2003, to 2.5% for the comparable period in 2004. For the six months ended June 30, 2003 and June 30, 2004, interest expense of $11.3 million and $25.8 million, respectively, was recognized on the securitization bond financing. As Accredited increases the number of loans it securitizes in transactions structured as financings, its related bond debt will increase, which will result in an increase in its interest expense.

Occupancy.    Occupancy expense increased 70.7% from $5.0 million for the six months ended June 30, 2003 to $8.5 million for the comparable period in 2004. The increase resulted from growth in the total number of office sites leased from 40 at June 30, 2003 to 53 at June 30, 2004 due to Accredited’s penetration in new geographic markets, as well as an increase in square footage in some existing sites.

Provision for Losses.    Provision for losses increased 54.4% from $16.4 million for the six months ended June 30, 2003 to $25.3 million for the comparable period in 2004. The increases in Accredited’s provisions for losses were as follows: allowances for losses on loans held for investment of $14.9 million, and reserve for real estate owned of $0.1 million, offset by decreases in Accredited’s market reserve on loans held for sale of $4.1 million, reserve for repurchases of $1.4 million and in the net losses on real estate owned of $0.6 million. The increase in Accredited’s allowance for losses on loans held for investment results from the increase in its securitized loan balance from $1.1 billion at June 30, 2003 to $3.3 billion at June 30, 2004. The decrease in Accredited’s market reserve on loans held for sale results from a decrease in delinquencies at June 30, 2004 compared to June 30, 2003, slightly offset by an increase in the loans held for sale balance. The decrease in Accredited’s reserve for repurchases results from a refinement to its reserve methodology to better incorporate estimated losses on loans sold, based upon historical data, for which no repurchase request has yet been received.

Depreciation and Amortization.    Depreciation and amortization increased 93.1% from $2.1 million for the six months ended June 30, 2003 to $4.0 million for the comparable period in 2004. The increase results from

Accredited’s investment in technology and infrastructure resulting from the increase in the number of employees and offices during the six months ended June 30, 2004 as compared to the comparable period in 2003.

General and Administrative.    General and administrative expenses increased 41.8% from $18.4 million for the six months ended June 30, 2003 to $26.1 million for the comparable period in 2004. This increase resulted from an increase in loan origination volume, an increase in Accredited’s servicing portfolio, an increase in Accredited’s number of leased locations and an increase in the number of employees as compared to 2003. Loan originations increased 70.0% from $3.4 billion for the six months ended June 30, 2003 to $5.7 billion in the comparable period of 2004. Accredited’s servicing portfolio increased 95.3% from $2.8 billion at June 30, 2003 to $5.5 billion at June 30, 2004. Accredited’s leased locations increased 32.5% from 40 at June 30, 2003 to 53 at June 30, 2004. Additionally, the total number of employees increased by 32.2% from 1,659 at June 30, 2003 to 2,193 at June 30, 2004.

Income Taxes.    Income taxes increased 39.9% from $27.1 million for the six months ended June 30, 2003 to $37.9 million for the comparable period in 2004. This increase was a result of a 39.9% increase in income before taxes from the six months ended June 30, 2003 to the comparable period in 2004. Accredited’s effective tax rate for the six months ended June 30, 2004 was 40.0%. The two major components of Accredited’s effective tax rate are the federal corporate tax rate of 35.0% and the effective state income tax rates. Accredited operates and pays tax in nearly every state. As Accredited’s operations and profits have expanded in various states, it has created changes in Accredited’s effective tax rate depending upon each particular state’s tax structure and rate.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2003

Executive Summary

•	Net income was a record $100.0 million, or $4.97 per diluted share, and an increase of 247% from the prior year.

•	This was driven by an 85% growth in origination volume, to $8.0 billion, and a 63% growth in Accredited’s serviced loans to $3.7 billion.

•	Growth was achieved by increasing offices by 15 locations, and penetrating new and existing markets through 762 new employees.

•	Whole loan sales of $6.1 billion resulted in gains recorded of $241.1 million, representing an average premium of 4.0%, versus 4.1% in 2003.

•	Origination costs net of points and fees improved from 2.3% in 2002 to 2.1% in 2003.

•	With Accredited’s mix of revenue increasing from the portfolio to 41% of total revenue, Accredited made progress toward its goal of establishing a more consistent stream of earnings.

•	Credit quality improved with lower delinquency and loss level percentages than the prior year.

Revenues

Total Revenues.    Total revenues increased 116.8% from $200.8 million for the year ended December 31, 2002 to $435.2 million for the year ended December 31, 2003. This increase was due to increases in gain on sale of loans of $118.2 million, interest income of $111.1 million, and net gain on mortgage-related securities and derivatives of $5.5 million.

Gain on Sale of Loans.    Total gain on sale of loans increased 96.2% from $122.9 million for the year ended December 31, 2002 to $241.1 million for the year ended December 31, 2003.

The components of the gain on sale of loans are illustrated in the following table:

	Year Ended December 31,
	2002	2003
	(dollars in thousands)
Gain on whole loan sales	$140,459	$253,349
Gain on sale of loans with retained interests	1,423	—
Provision for premium recapture	(1,099)	(2,995)
Net loss on derivatives	(20,101)	(8,207)
Origination fees, net of costs	2,195	(1,032)

Gain on sale of loans	$122,877	$241,115

Gain on whole loan sales increased 80.4% from $140.5 million for the year ended December 31, 2002 to $253.3 million for the year ended December 31, 2003 due to higher sales volume in 2003. Total whole loan sales of $6.1 billion for the year ended December 31, 2003 more than doubled the $3.0 billion completed in 2002. This increase was due to an increase in loan originations of 85.0% from $4.3 billion for the year ended December 31, 2002 to $8.0 billion for the year ended December 31, 2003, partially offset by holding $334.3 million of mortgage loans at December 31, 2003 for future securitizations. The average whole loan sales premium, net of losses on related derivatives, was 4.1% for the year ended December 31, 2002 and 4.0% for the year ended December 31, 2003.

Gain on sale of loans with retained interests decreased from $1.4 million for the year ended December 31, 2002 to zero for the year ended December 31, 2003. Accredited generates gain on sales of loans with retained interests pursuant to contractual commitments that Accredited fulfilled in the first quarter of 2002. Accredited has no current commitments to complete transactions that would result in non-cash gain on sale.

Provision for premium recapture represents Accredited’s estimate of the potential refunds of premium received on loan sales during the period based upon Accredited’s historical experience. Provision for premium recapture increased 172.5% from $1.1 million for the year ended December 31, 2002 compared to $3.0 million for the year ended December 31, 2003. This increase results from the increase in whole loan sales of 99.1% from $3.0 billion for the year ended December 31, 2002 to $6.1 billion for the year ended December 31, 2003.

Net loss on derivatives represents the realized and unrealized gain (loss) on the derivatives purchased to manage Accredited’s interest rate risk associated with Accredited’s mortgage loans held for sale from the time of funding commitment to sale commitment, net of the related fair value basis adjustments recorded due to the use of hedge accounting. Accredited enters into these transactions to offset fluctuations in interest rates that affect its premiums earned on the sale of these loans. The net loss on derivatives decreased from $20.1 million for the year ended December 31, 2002 to $8.2 million for the year ended December 31, 2003. This decrease results from a lower rate of decline in LIBOR rates during the year ended December 31, 2003 as compared to the year ended December 31, 2002 and the use of hedge accounting for entire year ended December 31, 2003 as compared to only five months during the year ended December 31, 2002. During August 2002, Accredited began using hedge accounting under SFAS No. 133 for certain derivative financial instruments used to hedge its mortgage loans held for sale.

Origination fees received, net of direct loan origination costs incurred, on mortgage loans on loans held for sale are deferred and recognized in the consolidated statements of operations when the related loans are sold. The origination fees, net of costs, decreased from $2.2 million for the year ended December 31, 2002 to ($1.0) million for the year ended December 31, 2003 due to the decrease in origination fees, net of broker fees paid, per loan originated for the year ended December 31, 2003 as compared to the year ended December 31, 2002. The change from recognition of revenue to expense results from an increase in broker fees paid. The total gross origination fees received increased 81.4% from $49.1 million for the year ended December 31, 2002 to $89.2 million for the year ended December 31, 2003, while the broker fees paid increased 128.6% from $18.6 million for the year ended December 31, 2002 to $42.6 million for the year ended December 31, 2003.

Interest Income.    Interest income represents the interest earned on Accredited’s mortgage loans held for sale during the period prior to their sale or securitization, interest earned on securitized loans subject to portfolio-based accounting, the realized and unrealized gain (loss) on derivatives purchased to manage Accredited’s interest rate risk associated with securitized loans, net of the related fair value basis adjustments recorded due to the use of hedge accounting and, to a lesser extent, interest accreted on Accredited’s mortgage-related securities. Accredited does not accrue interest for mortgage loans that are 90 days or more delinquent. Interest income increased 163.7% from $67.9 million for the year ended December 31, 2002 to $179.0 million for the year ended December 31, 2003. The increase in interest income was due to an increase in the average inventory of loans held for sale and securitized loans from $851.6 million during the year ended December 31, 2002 to $2.4 billion during the year ended December 31, 2003. Accredited’s average inventory of mortgage loans increased as it increased loan production volume, completed five securitizations of $2.0 billion of mortgage loans since July of 2002 that are accounted for as financings and intentionally extended the holding period, which was partially offset by a decrease in weighted average interest rate on the inventory of mortgage loans. Interest income of $14.3 million and $75.1 million was recognized on the securitized loans for the years ended December 31, 2002 and 2003, respectively. In the future, to the extent Accredited continues to complete these types of securitizations, Accredited’s gain on sale revenue will be lower and its interest income will be higher than it would have been otherwise.

Loan Servicing Income.    Loan servicing income represents all contractual and ancillary servicing revenue for loans Accredited services for others, net of sub-servicing costs, certain of Accredited’s own servicing costs and amortization of mortgage servicing rights. Sub-servicing costs are the amounts Accredited pays to others to service loans on its behalf. Loan servicing income decreased 8.7% from $8.4 million for the year ended December 31, 2002 to $7.6 million for the year ended December 31, 2003. This decrease results from the decrease in prepayment penalties collected during the year ended December 31, 2003 as compared to the year ended December 31, 2002.

Net Gain (Loss) on Mortgage-Related Securities and Derivatives.    Net gain on mortgage-related securities and derivatives increased 480.4% from $1.2 million for the year ended December 31, 2002 to $6.7 million for the year ended December 31, 2003.

Net gain on mortgage-related securities decreased 2.3% from $7.8 million for the year ended December 31, 2002 to $7.7 million for the year ended December 31, 2003. This gain represents the increase in fair value of the residual income from these securities. The increase for both years was due to declining interest rates and favorable cash flows versus prior expectations.

Net gain (loss) on derivatives represents the realized and unrealized gain (loss) on the derivatives purchased to manage the interest rate risk associated with Accredited’s mortgage-related securities. The risk arises because the cash Accredited receives from its mortgage-related securities is dependent on the difference between the interest rates on the underlying loans and the yield payable to the senior security holders, or payable to the purchaser of the loans in the case of a sale with retained interests. The majority of the loans underlying Accredited’s mortgage-related securities have interest rates which are fixed for the first two or three years, while the yield payable to the senior interests or purchaser changes monthly based upon short-term LIBOR. Net loss on derivatives decreased 85.6% from $6.7 million for the year ended December 31, 2002 to $1.0 million for the year ended December 31, 2003 due to a lower rate of decline in LIBOR rates during the year ended December 31, 2003 as compared to the year ended December 31, 2002.

Expenses

Total Expenses.    Total expenses increased 75.8% from $152.8 million for the year ended December 31, 2002 to $268.7 million for the year ended December 31, 2003. The increase was the result of higher salaries, wages, and benefits expense, an increase in interest expense of $35.7 million, an increase in provision for losses of $15.5 million and increases in other variable operating expenses associated with growth in loans originated and serviced.

Salaries, Wages and Benefits.    Salaries, wages and benefits increased 50.3% from $74.7 million for the year ended December 31, 2002 to $112.2 million for the year ended December 31, 2003. The increase was due to growth in the number of employees, as well as higher commission and bonus expenses that are variable expenses dependent upon loan production volume and profits. The total number of employees increased by 58.9% from 1,294 at December 31, 2002 to 2,056 at December 31, 2003.

Interest Expense.    Interest expense represents the interest incurred on all outstanding debt and securitization bond financing, as well as other costs associated with accessing Accredited’s credit facilities. Interest expense increased 127.9% from $27.9 million for the year ended December 31, 2002 to $63.6 million for the year ended December 31, 2003. Accredited’s average outstanding borrowings, excluding securitization bond financing, increased from $687.9 million to $1.3 billion consistent with the increase in the average inventory of loans held for sale; however Accredited’s average borrowing rate, excluding securitization bond financing, decreased from 3.23% for the year ended December 31, 2002 to 2.46% for the year ended December 31, 2003. Accredited’s average securitization bond financing increased from $359.1 million for the year ended December 31, 2002 to $1.1 billion for the year ended December 31, 2003. For the years ended December 31, 2002 and 2003, interest expense of $5.9 million and $28.1 million, respectively, was recognized on the securitization bond financing, which has been outstanding since the second half of 2002. As Accredited increases the number of loans it securitizes in transactions structured as financings, Accredited’s related bond debt will increase, which will result in an increase in its interest expense.

Occupancy.    Occupancy expense increased 61.5% from $6.9 million for the year ended December 31, 2002 to $11.2 million for the year ended December 31, 2003. The increase resulted from growth in the total number of office sites leased from 31 at December 31, 2002 to 46 at December 31, 2003 due to Accredited’s penetration in new geographic markets, as well as an increase in square footage in some existing sites.

Provision for Losses.    Provision for losses increased 87.5% from $17.7 million for the year ended December 31, 2002 to $33.1 million for the year ended December 31, 2003 due to an increase in Accredited’s mortgage loan balances of $1.7 billion and higher loss frequency assumptions at December 31, 2003 as compared to December 31, 2002. The increases in Accredited’s provisions for losses were as follows: allowances for losses on securitized loans of $11.2 million, market reserve on loans of $6.6 million and reserve for repurchases of $1.2 million, offset by decreases in Accredited’s reserve for real estate owned of $2.7 million and in the net losses on real estate owned of $830,000. The increase in Accredited’s reserve for repurchases results from a refinement to Accredited’s reserve methodology to better incorporate estimated losses on loans sold, based upon historical data, for which no repurchase request has yet been received.

General and Administrative.    General and administrative expenses increased 89.7% from $23.0 million for the year ended December 31, 2002 to $43.7 million for the year ended December 31, 2003. This increase resulted from an increase in loan origination volume, an increase in Accredited’s servicing portfolio, an increase in its number of leased locations and an increase in the number of employees as compared to 2002. Loan originations increased 85.0% from $4.3 billion for the year ended December 31, 2002 to $8.0 billion for the year ended December 31, 2003. Additionally, the total number of employees increased by 58.9% from 1,294 at December 31, 2002 to 2,056 at December 31, 2003.

Income Taxes.    Income taxes increased 246.6% from $19.2 million for the year ended December 31, 2002 to $66.5 million for the year ended December 31, 2003. This increase was a result of a 247.0% increase in income before taxes from the year ended December 31, 2002 to the year ended December 31, 2003. The two major components of Accredited’s effective tax rate are the federal corporate tax rate of 35.0% and the effective state income tax rates. Accredited operates and pays tax in nearly every state. As Accredited’s operations and profits have expanded in various states, it has created changes in Accredited’s effective tax rate depending upon each particular state’s tax structure and rate.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2002

Revenues

Total Revenues.    Total revenues increased 68.6% from $119.1 million for the year ended December 31, 2001 to $200.8 million for the year ended December 31, 2002. This increase was due to increases in gain on sale of loans of $41.3 million, interest income of $40.1 million, and loan servicing income of $2.1 million, offset by a decrease in net gain on mortgage-related securities and derivatives of $2.3 million.

Gain on Sale of Loans.    Total gain on sale of loans increased 50.5% from $81.6 million for the year ended December 31, 2001 to $122.9 million for the year ended December 31, 2002.

The components of the gain on sale of loans are illustrated in the following table:

	Year Ended December 31,
	2001	2002
	(dollars in thousands)
Gain on whole loan sales	$72,096	$140,459
Gain on sale of loans with retained interests	11,349	1,423
Provision for premium recapture	(757)	(1,099)
Net loss on derivatives	(194)	(20,101)
Origination fees, net of costs	(873)	2,195

Gain on sale of loans	$81,621	$122,877

Gain on whole loan sales increased 94.8% from $72.1 million for the year ended December 31, 2001 to $140.5 million for the year ended December 31, 2002 due to higher whole loan sales volume in 2002 as compared to 2001. Total whole loan sales increased 85.6% from $1.6 billion for the year ended December 31, 2001 to $3.0 billion for year ended December 31, 2002. This increase was due to increased loan originations of 85.1% from $2.3 billion for the year ended December 31, 2001 to $4.3 billion for the year ended December 31, 2002. The average whole loan sales premium, net of losses on related derivatives, was 4.4% for the year ended December 31, 2001 and 4.1% for the year ended December 31, 2002.

Gain on sale of loans with retained interests decreased 87.5% from $11.3 million for the year ended December 31, 2001 to $1.4 million for the year ended December 31, 2002 due to a decrease in loans sold with retained interests of 74.7% from $299.8 million for the year ended December 31, 2001 to $75.8 million for the year ended December 31, 2002. The decrease in gain on sale also resulted from increasing market interest rates during the warehouse financing period for these loans sold in the year ended December 31, 2002. Additionally, the lower gain on sale resulted from changes in Accredited’s assumptions used to value the mortgage-related securities generated by these sales to reflect current market assumptions, principally an increase in the discount rate from a range of 12% to 15% during the year ended December 31, 2001 to 15% during the year ended December 31, 2002 and an increase in the cumulative loss rate from a range of 3.1% to 4.1% during the year ended December 31, 2001 to 4.6% for the year ended December 31, 2002. Accredited generated gain on a sale from loans with retained interests pursuant to contractual commitments which Accredited fulfilled in the first quarter of 2002. Accredited has no current commitments to complete transactions that would result in non-cash gain on sale. The average gain on sale for loans sold with retained interests decreased from 3.8% for the year ended December 31, 2001 to 1.9% for the year ended December 31, 2002.

Provision for premium recapture represents Accredited’s estimate of the potential refunds of premium received on loan sales during the period. Provision for premium recapture was $757,000 for the year ended December 31, 2001 compared to $1.1 million for the year ended December 31, 2002.

Net loss on derivatives represents the realized and unrealized gain (loss) on the derivatives purchased to manage Accredited’s interest rate risk associated with Accredited’s mortgage loans held for sale from the time of funding commitment to sale commitment. Accredited enters into these transactions to offset fluctuations in interest rates that affect its premiums earned on the sale of these loans. The net loss on derivatives increased from $194,000 for the year ended December 31, 2001 to $20.1 million for the year ended December 31, 2002. This increase was due to a decrease in LIBOR rates from the date the derivative was purchased through either December 31, 2002, for derivatives still outstanding, or to the date the derivative was settled. During August 2002, Accredited began using hedge accounting under SFAS No. 133 for certain derivative financial instruments used to hedge its mortgage loans held for sale. The fair value of the mortgage loans held for sale subject to hedge accounting increased by $3.0 million at December 31, 2002. This increase in fair value was recorded to mortgage loans held for sale as an adjustment to their carrying basis at December 31, 2002 and to unrealized gain on derivatives for the year ended December 31, 2002. If hedge accounting had not been utilized, the net loss on derivatives would have been $3.0 million higher for the year ended December 31, 2002.

Origination fees received, net of direct loan origination costs incurred, on mortgage loans on loans held for sale are deferred and recognized in the consolidated statements of operations when the related loans are sold. The origination fees, net of costs increased from $873,000 in expense for the year ended December 31, 2001 to $2.2 million in revenue for the year ended December 31, 2002 due to an increase in origination volume and loan sales and an increase in origination fees, net of broker fees paid, per loan originated for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Interest Income.    Interest income represents the interest earned on Accredited’s mortgage loans held for sale during the period prior to their sale or securitization, interest earned on securitized loans subject to portfolio-based accounting and, to a lesser extent, interest accreted on Accredited’s mortgage-related securities. Accredited does not accrue interest for mortgage loans that are 90 days or more delinquent. Interest income increased 144.9% from $27.7 million for the year ended December 31, 2001 to $67.9 million for the year ended December 31, 2002. The increase in interest income was due to an increase in the average inventory of loans held for sale and securitized loans from $241.5 million during the year ended December 31, 2001 to $851.6 million during the year ended December 31, 2002. Accredited’s average inventory of mortgage loans increased as it increased loan production volume and intentionally extended the holding period, which was partially offset by a decrease in weighted average interest rate on the inventory of mortgage loans. In addition, Accredited completed two securitizations of $749.2 million of mortgage loans in the second half of 2002 that are accounted for as financings. Interest income of $13.9 million was recognized on the securitized loans for the year ended December 31, 2002.

Loan Servicing Income.    Loan servicing income represents all contractual and ancillary servicing revenue for loans Accredited services for others, net of sub-servicing costs and amortization of mortgage servicing rights. Sub-servicing costs are the amounts Accredited pays to others to service loans on its behalf. Loan servicing income increased 32.7% from $6.3 million for the year ended December 31, 2001 to $8.4 million for the year ended December 31, 2002. The increase resulted from an increase in the loans Accredited serviced from $1.3 billion at December 31, 2001 to $2.3 billion at December 31, 2002, as Accredited started to internally service a large portion of the loans previously sub-serviced, offset by a decrease in the related sub-servicing costs of $452,000. This increase was slightly offset by an increase in the amortization of mortgage servicing rights of $773,000 for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Net Gain (Loss) on Mortgage-Related Securities and Derivatives. Net gain on mortgage-related securities and derivatives decreased 66.4% from $3.4 million for the year ended December 31, 2001 to $1.2 million for the year ended December 31, 2002.

Net gain on mortgage-related securities increased 70.1% from $4.6 million for the year ended December 31, 2001 to $7.8 million for the year ended December 31, 2002. The gains in both periods were due to declining LIBOR rates throughout the period, which effect was reduced by changes in Accredited’s assumptions used to value the mortgage-related securities to reflect current market conditions, principally an increase in the cumulative loss rate of a range of 4.6% to 4.85% at December 31, 2001 to a range of 4.82% to 5.0% at December 31, 2002. When LIBOR rates decline, the value of Accredited’s mortgage-related securities increases because interest rates on some loans underlying the mortgage-related securities are fixed for the first two to three years of the loan, while the amount payable on related senior interest decreases with LIBOR, thereby increasing the net interest income Accredited expected to receive from the mortgage-related securities.

Net gain (loss) on derivatives represents the realized and unrealized gain (loss) on the derivatives purchased to manage the interest rate risk associated with Accredited’s mortgage-related securities. The risk arises because the cash Accredited receives from its mortgage-related securities is dependent on the difference between the interest rates on the underlying loans and the yield payable to the senior security holders, or payable to the purchaser of the loans in the case of a sale with retained interests. The majority of the loans underlying Accredited’s mortgage-related securities have interest rates which are fixed for the first two or three years, while the yield payable to the senior interests or purchaser changes monthly based upon short-term LIBOR. Net loss on derivatives increased from $1.2 million for the year ended December 31, 2001 to $6.7 million for the year ended December 31, 2002 due to a decrease in LIBOR rates from the date the derivative was purchased through December 31, 2002, for the derivatives still outstanding, or to the date the derivative was settled.

Expenses

Total Expenses.    Total expenses increased 71.5% from $89.1 million for the year ended December 31, 2001 to $152.8 million for the year ended December 31, 2002. The increase was the result of higher salaries, wages, and benefits expense, an increase in interest expense of $12.1 million, an increase in provision for losses of $10.9 million and increases in other variable operating expenses associated with growth in loan volume and in the number of employees.

Salaries, Wages and Benefits.    Salaries, wages and benefits increased 69.2% from $44.1 million for the year ended December 31, 2001 to $74.7 million for the year ended December 31, 2002. The increase was due to growth in the number of employees, as well as higher commission and bonus expenses related to loan production volume and profits. The total number of employees increased by 49.4% from 866 at December 31, 2001 to 1,294 at December 31, 2002.

Interest Expense.    Interest expense represents the interest incurred on all outstanding debt and securitization bond financing, as well as other costs associated with accessing Accredited’s credit facilities. Interest expense increased 77.0% for the year ended December 31, 2001 compared to the year ended December 31, 2002. Accredited’s average outstanding borrowings, excluding securitization bond financing, increased from $265.9 million to $687.9 million consistent with the increase in the average inventory of loans held for sale; however Accredited’s average borrowing rate, excluding securitization bond financing, decreased from 5.08% for the year ended December 31, 2001 to 3.23% for the year ended December 31, 2002. For the year ended December 31, 2002, interest expense of $5.9 million was recognized on the securitization bond financing which has been outstanding since the second half of 2002.

Occupancy.    Occupancy expense increased 41.4% from $4.9 million for the year ended December 31, 2001 to $6.9 million for the year ended December 31, 2002. The increase resulted from growth in the total number of office sites leased from 27 at December 31, 2001 to 31 at December 31, 2002 due to Accredited’s penetration in new geographic markets, as well as an increase in square footage in some existing sites.

Provision for Losses.    Provision for losses increased 160.3% from $6.8 million for the year ended December 31, 2001 to $17.7 million for the year ended December 31, 2002 due to an increase in Accredited’s provisions for: market reserve on loans of $3.5 million, reserve for repurchases of $380,000, reserve for real estate owned of $1.6 million; the establishment of the allowance for losses on securitized loans of $4.6 million; and an increase in Accredited’s net losses on real estate owned of $862,000. The increases in Accredited’s market reserve on loans resulted from an increase in its mortgage loans held for sale of $442.1 million, an increase in its nonperforming loan portfolio and higher loss severity assumptions. Additionally, Accredited’s reserve for repurchases increased due to a substantial increase in its loan origination volume and changes in market terms to longer early-payment default covenants, which resulted in an increase in Accredited’s repurchase expectations. Further, Accredited elected to repurchase certain defaulted loans from prior securitizations in order to improve and enhance the cash-flow characteristics of those securitizations.

General and Administrative.    General and administrative expenses increased 45.6% from $15.8 million for the year ended December 31, 2001 to $23.0 million for the year ended December 31, 2002. This increase resulted from an increase in loan origination volume and an increase in the number of employees, as compared to 2001.

Income Taxes.    Income taxes increased 52.6% from $12.6 million for the year ended December 31, 2001 to $19.2 million for the year ended December 31, 2002. This increase was a result of a 60.1% increase in income before taxes from the year ended December 31, 2001 to the year ended December 31, 2002, partially offset by a decrease in Accredited’s effective tax rate from 42.0% for the year ended December 31, 2001 to 40.0% for the year ended December 31, 2002. The two major components of Accredited’s effective tax rate are the federal corporate tax rate of 35.0% and the effective state income tax rates. Accredited operate and pay tax in nearly every state and in the District of Columbia. As Accredited’s operations and profits have expanded in various states, it has created changes in Accredited’s effective tax rate depending upon each particular state’s structure and rate.

Liquidity And Capital Resources

As a mortgage banking company, Accredited’s primary cash requirements include the funding of (1) mortgage loan originations, including principal, as well as origination costs such as commissions and broker premiums, (2) interest expense on and repayment of principal on warehouse credit facilities and securitization bond financing, (3) operational expenses, (4) servicing advances, (5) hedging margin requirements and (6) tax payments. Accredited funded these cash requirements with cash received from (1) loan sales, (2) borrowings under warehouse credit facilities and securitization bond financing secured by mortgage loans, (3) cash distributions from Accredited’s mortgage-related securities, (4) interest collections on mortgage loans, (5) servicing fees and other servicing income and (6) points and fees collected from the origination of loans.

Accredited’s liquidity strategy is to maintain sufficient and diversified warehouse credit facilities to finance its mortgage loan originations, to maintain strong relationships with a diverse group of whole loan purchasers, and to maintain the ability to execute its own securitizations. This is designed to provide Accredited the ability to finance its growing origination operations and to maximize its realization of the value of loans Accredited originates. During the six months ended June 30, 2003 and 2004, Accredited had negative operating cash flows of approximately $282.6 million and $260.4 million, respectively, which resulted from more new loan originations than sales and securitizations. More specifically, during the six months ended June 30, 2003 and 2004, Accredited used approximately $3.4 billion and $5.8 billion, respectively, of cash for new loan originations and purchases offset by cash proceeds from the sale of loans of $2.6 billion and $3.5 billion, respectively. In total, there was an increase in cash and cash equivalents during the six months ended June 30, 2003 and 2004. During the years ended December 31, 2001, 2002 and 2003, Accredited had negative operating cash flows of approximately $373.7 million, $1.2 billion and $1.8 billion, respectively, which resulted from the use of approximately $2.3 billion, $4.3 billion and $8.0 billion, respectively, of cash for new loan originations and purchases offset by cash proceeds from the sale of loans of $1.9 billion, $3.1 billion and $6.1 billion, respectively.

Accredited uses its various warehouse credit facilities to finance the actual funding of Accredited’s loan originations. Accredited then sells or securitizes its mortgage loans within three or four months of origination and pays down the warehouse credit facilities with the proceeds. At June 30, 2004, Accredited had voluntary and recoverable warehouse line pay-downs of $110.5 million that increased its warehouse line availability by a corresponding amount. These voluntary and recoverable warehouse line pay-downs of $110.5 million plus cash of $33.5 million brought Accredited’s total liquidity to $144.0 million at June 30, 2004. At December 31, 2003, Accredited had voluntary and recoverable warehouse line pay-downs of $82.9 million that increased its warehouse line availability by a corresponding amount. These voluntary and recoverable warehouse line pay-downs of $82.9 million plus cash of $27.1 million brought Accredited’s total liquidity to $110.0 million at December 31, 2003. The majority of Accredited’s current warehouse credit facilities are committed lines, which means that the lender is obligated to fund up to the committed amount subject to Accredited’s meeting various financial and other covenants. One of Accredited’s warehouse lines is, and in the future some may be, uncommitted, which means that the lender may fund the uncommitted amount at its discretion. The majority of Accredited’s current warehouse credit facilities also contain a sub-limit for “wet” funding, which is the funding of loans for which the collateral custodian has not yet received the related loan documents. Accredited’s warehouse facilities generally have a one-year term.

Except as otherwise noted below, all of Accredited’s warehouse credit facilities accrue interest at a rate based upon one-month LIBOR plus a specified spread and as of July 30, 2004 have other material terms and features as follows:

(in millions)

Warehouse Lender	Inception Date	Committed Amount	Uncommitted Amount	Total Facility Amount	Portion Available for Wet Funding	Expiration Date
Lehman Brothers Bank, FSB and Affiliate	1997	$500	$—	$500	$110	July 30, 2005
Residential Funding Corporation	1999	300	—	300	150	January 31, 2005
Morgan Stanley Mortgage Capital Inc.	2001	500	—	500	100	May 27, 2005
Household Commercial Financial Services, Inc.	2001	40	—	40	40	August 31, 2004
CDC Mortgage Capital, Inc.	2002	450	—	450	180	April 18, 2005
Credit Suisse First Boston Mortgage Capital LLC	2002	150	150	300	60	November 12, 2004
Goldman Sachs Mortgage Company	2003	400	—	400	—	April 20, 2005
Merrill Lynch Mortgage Company	2003	300	—	300	120	October 8, 2004

Total		$2,640	$150	$2,790	$760

Most of Accredited’s credit facilities include sub-limits for aged and delinquent loans, as well as for REO (properties acquired through foreclosure of defaulted mortgage loans or through deeds in lieu of foreclosure).

Accredited’s warehouse and other credit facilities contain customary covenants including minimum liquidity, profitability and net worth requirements, and limitations on other indebtedness. If Accredited fails to comply with any of these covenants or otherwise default under a facility, the lender has the right to terminate the facility and require immediate repayment that may require sale of the collateral at less than optimal terms. In addition, if Accredited defaults under one facility, it would generally trigger a default under Accredited’s other facilities.

Accredited is currently working on implementing an asset-backed commercial paper facility which, if consummated, it expects to provide warehouse financing at a significantly lower cost than, and otherwise on terms and conditions generally as favorable as or better than, under its current warehouse credit facilities. Accredited cannot predict when or guarantee that this facility will be implemented.

Subject to the various uncertainties described above, and assuming that Accredited will be able to successfully execute its liquidity strategy, Accredited anticipates that its liquidity, credit facilities and capital resources will be sufficient to fund its operations for the foreseeable future.

Contractual Obligations

The following table summarizes Accredited’s contractual obligations at June 30, 2004 and the effect such obligations are expected to have on Accredited’s liquidity and cash flows in future periods:

(in thousands)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Securitization bond financing	$2,563,456	$219,924	$1,381,888	$656,925	$304,719
Warehouse and residual interest credit facilities	2,501,605	2,501,605	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	36,784	4,530	17,335	13,175	1,744
Purchase obligations	—	—	—	—	—
Other long-term liability reflected on the registrant’s balance sheet under GAAP	—	—	—	—	—

Total	$5,101,845	$2,726,059	$1,399,223	$670,100	$306,463

Off-Balance Sheet Financing Arrangements

Accredited is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its borrowers. These financial instruments primarily represent commitments to individual borrowers to fund their loans. These instruments involve, to varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the statement of financial position. Accredited seeks to mitigate the credit risk by evaluating the creditworthiness of potential mortgage loan borrowers on a case-by-case basis. Accredited does not guarantee interest rates to potential borrowers when an application is received. Interest rates conditionally approved following the initial underwriting of applications are subject to adjustment if any conditions are not satisfied. Accredited commits to originating loans, in many cases dependent upon the borrower’s satisfying various terms and conditions. These commitments totaled $136.2 million, $177.3 million and $333.5 million as of December 31, 2002, December 31, 2003 and June 30, 2004, respectively.

Inflation

Inflation affects Accredited most significantly in the area of loan originations by affecting interest rates. Interest rates normally increase during periods of high inflation (or in periods when the Federal Reserve Bank attempts to prevent inflation) and decrease during periods of low inflation.

Quantitative and Qualitative Disclosures About Market Risk

Market risks generally represent the risk of loss that may result from the potential change in the value of a financial instrument due to fluctuations in interest and foreign exchange rates and in equity and commodity prices. Accredited’s market risk relates primarily to interest rate fluctuations. Accredited may be directly affected by the level of and fluctuations in interest rates, which affects the spread between the rate of interest received on Accredited’s mortgage loans and the related financing rate. Accredited’s profitability could be adversely affected during any period of unexpected or rapid changes in interest rates, by impacting the value of loans held for sale and loans sold with retained interests. A significant change in interest rates could also change the level of loan prepayments, thereby adversely affecting Accredited’s long-term net interest income and servicing income.

The objective of interest rate risk management is to control the effects that interest rate fluctuations have on the value of Accredited’s assets and liabilities. Accredited’s management of interest rate risk is intended to mitigate the volatility of earnings associated with fluctuations in the unrealized gain (loss) on the mortgage-related securities and the market value of mortgage loans due to changes in the current market rate of interest.

Accredited uses several tools and risk management strategies designed to monitor and address interest rate risk. Such tools are designed to allow Accredited to monitor and evaluate its exposure to these and to manage the risk profile to its loan portfolio in response to changes in the market risk. Accredited cannot assure you, however, that it will adequately offset all risks associated with its loan portfolio.

As part of its interest rate management process, Accredited may use derivative financial instruments such as financial futures and options, interest rate caps and swaps and financial forwards. Accredited designates certain derivative financial instruments used to hedge its mortgage loans held for sale and securitized loans subject to portfolio-based accounting as hedge instruments under SFAS No. 133. At trade date, these instruments and their hedge relationship are identified, designated and documented. For derivative financial instruments designated as hedge instruments, Accredited evaluates the effectiveness of these hedges against the mortgage loans being hedged to ensure that there remains a highly effective correlation in the hedge relationship. Since its concern with interest rates is the potential change in fair market value of the loans, Accredited treats these as fair value hedges under SFAS No. 133. Once the hedge relationship is established, the realized and unrealized changes in fair value of both the hedge instruments and mortgage loans are recognized in the consolidated statements of operations in the period in which the changes occur. The net amount recorded in the consolidated statements of operations is referred to as hedge ineffectiveness.

For derivative financial instruments not designated as hedge instruments, realized and unrealized changes in fair value are recognized in the consolidated statements of operations in the period in which the changes occur or when such instruments are settled.

Interest Rate Simulation Sensitivity Analysis

Changes in market interest rates affect Accredited’s estimations of the fair value of its mortgage loans held for sale, mortgage loans held for securitization and the fair value of its mortgage-related securities, securitized loans and related derivatives. Changes in fair value that are stated below are derived based upon immediate and equal changes to market interest rates of various maturities. The base or current interest rate curve is adjusted by the levels shown below:

As of June 30, 2004:

	+50 bp	+100 bp	-50 bp	-100 bp
Change in fair value of mortgage loans committed and held for sale	$(14,713,094)	$(25,641,146)	$12,245,014	$27,701,309
Change in fair value of derivatives related to mortgage loans committed and held for sale	12,756,380	22,443,328	(10,413,314)	(23,325,996)
Change in fair value of mortgage-related securities and securitized loans subject to portfolio-based accounting	(23,626,576)	(50,573,484)	27,379,605	51,889,824
Change in fair value of derivatives related to mortgage-related securities and securitized loans subject to portfolio-based accounting	20,104,292	43,759,069	(21,784,466)	(40,600,613)

Net change	$(5,478,998)	$(10,012,233)	$7,426,839	$15,664,524

As of December 31, 2003:

	+50 bp	+100 bp	-50 bp	-100 bp
Change in fair value of mortgage loans committed and held for sale	(13,995,717)	$(27,736,463)	$14,258,696	$28,789,178
Change in fair value of derivatives related to mortgage loans committed and held for sale	11,358,750	22,667,500	(11,338,750)	(22,727,500)
Change in fair value of mortgage-related securities and securitized loans subject to portfolio-based accounting	(9,684,342)	(19,165,169)	9,881,263	19,954,655
Change in fair value of derivatives related to mortgage-related securities and securitized loans subject to portfolio-based accounting	9,092,413	18,306,260	(8,973,079)	(17,833,194)

Net change	$(3,228,896)	$(5,927,872)	$3,828,130	$8,183,139

As of December 31, 2002:

	+50 bp	+100 bp	-50 bp	-100 bp
Change in fair value of mortgage loans committed and held for sale	$(8,200,836)	$(16,249,703)	$8,357,680	$16,877,323
Change in fair value of derivatives related to mortgage loans committed and held for sale	5,825,000	11,650,000	(5,825,000)	(11,650,000)
Change in fair value of mortgage-related securities and securitized loans subject to portfolio-based accounting	(6,321,095)	(12,469,774)	6,505,369	13,212,402
Change in fair value of derivatives related to mortgage-related securities and securitized loans subject to portfolio-based accounting	3,860,383	7,761,212	(3,793,863)	(7,592,968)

Net Change	$(4,836,548)	$(9,308,265)	$5,244,186	$10,846,757

The simulation analysis reflects Accredited’s efforts to balance the re-pricing characteristics of its interest-earning assets and supporting funds.

Newly Issued Accounting Pronouncements

SFAS No. 148, Accounting for Stock-based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123, was issued in December 2002 and amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method used on reported results. The provisions of SFAS No. 148 are effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Accredited has not determined whether it will adopt the fair value based method of accounting for stock-based employee compensation in future years, but have provided the required disclosures.

The FASB issued Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, an interpretation of SFAS Nos. 5, 57 and 107, and rescission of FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, in November 2002. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Accredited adopted the standard on January 1, 2003 and the adoption of such interpretation did not have a material impact on Accredited’s results of operations, financial position or cash flows.

In December 2003, the FASB issued FIN No. 46R, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51. FIN No. 46R requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. FIN No. 46R also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements must be adopted no later than the beginning of the first fiscal year or interim period beginning after March 15, 2004. The adoption of FIN No. 46R is not expected to have a material impact on Accredited’s results of operations, financial position or cash flows.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities which is effective for hedging relationships entered into or modified after June 30, 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accredited adopted the standard as of July 1, 2003, as required, and the adoption did not have a material impact on Accredited’s results of operations or financial condition.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic companies. Accredited adopted the standard as of July 1, 2003, as required, and the adoption did not have a material impact on Accredited’s results of operations, financial position or cash flows.

BUSINESS OF REIT

General

REIT is a Maryland real estate investment trust that was created for the purpose of acquiring, holding and managing real estate assets that are intended to generate net income for distribution to shareholders. REIT anticipates that its assets will primarily consist of retained interests, which are the right to receive the excess cash flow from pools of securitized mortgage loans. All of the outstanding common shares of REIT are owned by AHL. REIT intends to elect by no later than March 15, 2005 to be subject to tax as a real estate investment trust under the Internal Revenue Code and will generally not be subject to federal income tax to the extent that it distributes its earnings to its shareholders, as required, and maintains its qualification as a real estate investment trust. For a further description of the operations of REIT, see “— Business and Strategy,” “Management of REIT,” “Risk Factors” and “Certain United States Federal Income Tax Considerations.”

Business and Strategy

General

REIT’s principal business objective is to acquire, hold and manage mortgage assets that will generate net income for distribution to shareholders. In order to preserve its status as a real estate investment trust under the Internal Revenue Code, substantially all of the assets of REIT will consist of retained interests and other qualified real estate investment trust real estate assets of the type set forth in Section 856(c)(6)(B) of the Internal Revenue Code. See “Certain United States Federal Income Tax Considerations.”

Acquisition of Real Estate Investment Trust Assets

Generally, REIT expects that it will acquire its mortgage assets primarily as contributions of capital from its parent, AHL. These mortgage assets are expected to consist primarily of residential mortgage loans, or interests in these mortgage loans, that have been originated or acquired by AHL. These contributions of mortgage assets from AHL to REIT will be effected in two ways:

•	First, AHL intends from time to time transfer to REIT, as contributions of capital, portfolios of mortgage loans to be securitized.

•	Second, AHL intends to transfer to REIT, as contributions of capital, interests in mortgage pools which have already been securitized by AHL.

Execution of mortgage-backed securitizations.

REIT expects on a regular basis to execute securitizations of residential mortgage loans that have been originated or acquired by AHL. In these transactions, AHL will transfer a pool of mortgage loans to REIT as a contribution of capital. The mortgage loans are to be transferred subject to the lien of one or more of AHL’s warehouse lenders. REIT then will sponsor a securitization trust, and transfer the mortgage loans to such securitization trust, which is to be a wholly-owned subsidiary of REIT. The securitization trust then will pledge the mortgage loans to secure notes which are then issued, and underwritten or privately-placed and sold to third-party investors. The net proceeds of the securitization will be used by REIT to repay the warehouse debt and pay other expenses of the securitization. As the owner of the securitization trust, REIT will be entitled to receive distributions of cash flow, if any, generated by the related mortgage loans, to the extent that the cash flow is not needed to service the notes or pay securitization expenses. The right to receive this cash flow is referred to herein as the “retained interest” in the securitization.

The prior securitizations executed by AHL and REIT have been structured legally as sales, but for accounting purposes as financings. Therefore, while the related securitization trust is the legal owner of the pool of securitized mortgage loans and is the obligor on the securitization notes, for accounting purposes, both the securitized mortgage loans and the securitization indebtedness appear as assets and liabilities, respectively, on Accredited’s consolidated balance sheet. Mortgage pools securitized by REIT are reflected in the same manner on REIT’s consolidated balance sheet. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Accredited — Accounting for Mortgage-Related Securities — Securitizations Structured as Financings.”

On May 26, 2004, REIT completed a securitization of $707.2 million of mortgage loans, of which $22.3 million represented upfront over-collateralization. Pursuant to the securitization, two classes of notes were issued totaling $684.9 million, rated “AAA” and “Aaa” by Standard & Poor’s Rating Services and Moody’s Investor Service, respectively. Class A-1 Notes in the amount of $342.2 million were issued with a variable interest rate of One-Month LIBOR plus 0.29%, collateralized by fixed and adjustable interest rate conforming mortgage loans. Class A-2 Notes in the amount of $342.7 million were issued with a variable interest rate of One-Month LIBOR plus 0.30%, collateralized by fixed and adjustable interest rate conforming (in terms of loan amount) and non-conforming mortgage loans. The classes A-1 and A-2 Notes have a final stated maturity date of July 25, 2034. REIT obtained the retained interest in that transaction as a result.

On August 26, 2004, REIT completed a securitization of $1.0 billion of mortgage loans, of which $17.4 million represented upfront over-collateralization. Pursuant to the securitization twenty-five classes of notes were issued totaling $994.8 million. REIT obtained the retained interest in that transaction as a result. The classes of notes were issued as follows:

Class	Original Note Principal Balance	Interest Rate	Ratings S&P/Moody’s/Fitch	Final Stated Maturity Date
1A1	$69,191,000	2.90%	AAA/Aaa/AAA	October 25, 2034
1A2	$18,358,000	3.44%	AAA/Aaa/AAA	October 25, 2034
1A3	$48,158,000	3.92%	AAA/Aaa/AAA	October 25, 2034
1A4	$24,083,000	4.94%	AAA/Aaa/AAA	October 25, 2034
1A5	$31,020,000	5.25%	AAA/Aaa/AAA	October 25, 2034
1A6	$21,201,000	4.75%	AAA/Aaa/AAA	October 25, 2034
1M1	$9,832,000	5.25%	AA+/Aa2/AA	October 25, 2034
1M2	$7,989,000	5.25%	A+/A2/A+	October 25, 2034
1M3	$6,514,000	5.25%	BBB+/Baa2/BBB+	October 25, 2034
1M4	$2,458,000	5.25%	BBB/Baa3/BBB	October 25, 2034
1B(1)	$1,844,000	5.25%	BBB/NR/BBB-	October 25, 2034
2A1	$310,058,000	1 Month LIBOR + 0.30%	AAA/Aaa/AAA	October 25, 2034
2A2	$42,914,000	1 Month LIBOR + 0.60%	AAA/Aaa/AAA	October 25, 2034
2A3	$120,165,000	1 Month LIBOR + 0.17%	AAA/Aaa/AAA	October 25, 2034
2A4	$108,390,000	1 Month LIBOR + 0.35%	AAA/Aaa/AAA	October 25, 2034
2A5	$48,867,000	1 Month LIBOR + 0.54%	AAA/Aaa/AAA	October 25, 2034
2A6	$22,993,000	1 Month LIBOR + 0.58%	AAA/Aa1/AA+	October 25, 2034
2M1	$21,077,000	1 Month LIBOR + 0.60%	AA+/Aa2/AA+	October 25, 2034
2M2	$12,263,000	1 Month LIBOR + 0.65%	AA/Aa3/AA	October 25, 2034
2M3	$19,161,000	1 Month LIBOR + 1.12%	A+/A2/A+	October 25, 2034
2M4	$9,964,000	1 Month LIBOR + 1.35%	A/A3/A	October 25, 2034
2M5	$7,664,000	1 Month LIBOR + 1.80%	A-/Baa1/A-	October 25, 2034
2M6	$7,664,000	1 Month LIBOR + 1.90%	BBB+/Baa2/BBB+	October 25, 2034
2M7	$7,665,000	1 Month LIBOR + 2.50%	BBB/Baa3/BBB	October 25, 2034
2B(1)	$15,328,000	1 Month LIBOR + 2.50%	BBB/NR/BBB-	October 25, 2034

(1)  Retained by REIT

Acquisition of retained interests

AHL has previously executed securitizations of residential mortgage loans in which it obtained the related retained interests. In June 2004, AHL transferred the retained interests in the Accredited Mortgage Loan Trust 2002-1 and 2002-2 securitizations to REIT as a contribution of capital of $14.5 million. Accredited is in the process of finalizing the transfer of retained interests from its Accredited Mortgage Loan Trust 2003-1 and 2003-2 securitizations to REIT, which transfer Accredited expects to be effective as of the end of September 2004. As of June 30, 2004, the unpaid principal balance of securitized loans with respect to the 2003-1 securitization was approximately $213.9 million and the related outstanding securitization debt, net, was approximately $205.4 million. As of June 30, 2004, the unpaid principal balance of securitized loans with respect to the 2003-2 securitization was approximately $361.7 million and the related outstanding securitization debt, net, was approximately $349.6 million. The foregoing loan balances and amounts of outstanding securitization debt as of June 30, 2004 relating to the transfer of retained interests do not reflect changes in such amounts subsequent to June 30, 2004. Accredited also intends to contribute in the future additional retained interests in mortgage pools already securitized by it to REIT, as well as to contribute loans to REIT for future securitizations. AHL intends to transfer additional existing retained interests to REIT as capital contributions.

Dividend Policy

In order to remain qualified as a real estate investment trust, REIT must distribute annually at least 90% of its “real estate investment trust taxable income” (excluding capital gains) to shareholders. Dividends will be declared at the discretion of the Board of Trustees out of assets legally available to make such payments, after considering REIT’s distributable funds, financial requirements, tax considerations and other factors.

REIT’s distributable funds will consist primarily of distributions on the retained interests held by it, and REIT anticipates that, while it expects that the distributions on the retained interests will be sufficient to support the payment of dividends, these distributions are subject to considerable uncertainty as described under “— General Description of REIT’s Assets; Investment Policy — Retained Interests” below. Accordingly, under certain circumstances, including periods in which the mortgage pools experience significant prepayments or realized losses, REIT may experience a decrease in income available to be distributed to its shareholders. Consequently, significant prepayments or realized losses could have an adverse affect on REIT’s ability to pay dividends on its Series A Preferred Shares.

General Description of REIT’s Assets; Investment Policy

Retained Interests

Each retained interest owned by REIT represents ownership of the related securitization trust and the right to receive excess cash flow generated by the trust. This excess cash flow is derived from two sources: excess interest and principal payments not required to be distributed to any of the related securitization noteholders.

Each retained interest is subordinate in right of payment to the related securitization noteholders. Each retained interest is in a “first loss position,” and the related securitization trust does not contain a source of funds to protect REIT against losses on the related mortgage loans.

Excess interest

Excess interest, if any, consists of interest collections on the related mortgage loans each month after (i) payment of related administrative fees, reimbursements and expenses, including servicing fees, backup servicing fees, trustee fees and expenses and insurer premium, and reimbursements and indemnification of the trustee and the insurer and (ii) payment of required distributions to holders of the related underlying notes.

Excess interest is generally required, among other things, to be used to distribute principal with respect to the related notes until the related notes reach the required over-collateralization amount (as described below).

Principal

Principal collections on the related mortgage loans will generally be distributed to the securitization noteholders in order to maintain the required level of over-collateralization for that securitization trust. To the extent that the over-collateralization amount has been permitted to step down (as described below), principal collections may instead be distributed to the related retained interest until the new required over-collateralization amount has been achieved.

Over-Collateralization

“Over-collateralization” for each securitization is the excess, if any, of the outstanding principal balance of the mortgage loans in the related mortgage pool over the principal balance of the related notes. Over-collateralization in each securitization trust is achieved by applying available excess interest in the initial years of operation of such securitization trust to make additional payments of principal on the related notes as necessary to maintain the over-collateralization amount at its required level. In some transactions, including the 2004-2 and 2004-3 securitizations, the required over-collateralization amount has been fully funded from inception. If the level of over-collateralization applicable to a securitization trust in future periods falls below the applicable required over-collateralization amount, cash flows to the related retained interest derived from excess interest thereafter will be applied to pay principal and interest on the related notes (and not be available to make distributions with respect to the related retained interests) unless and until once again the applicable required over-collateralization amount is reached.

The required over-collateralization amount for each mortgage pool may increase if delinquencies or losses on the related mortgage pool were to exceed certain specified levels. The required over-collateralization amount may decrease based upon the satisfaction of certain tests. No distributions will be made from the proceeds of the related mortgage loans to the related retained interest until the then-applicable required over-collateralization amount has been established and maintained.

Generally, to the extent that the cash flows to a retained interest are being directed to the related notes to achieve or maintain the applicable required over-collateralization amount, the related retained interest will not receive any distribution from the related securitization trust. In addition, because the application of the cash flows to each retained interest are dependent upon the performance of the related mortgage loans, there may be material variations in the amount, if any, of the cash flow distributed on each retained interest from period to period, and there may be extended periods when no cash flow is received with respect to each retained interest. Any such variations in the rate or timing of receipt of distributions on each retained interest may adversely affect the ability of REIT to make dividend payments on the Series A Preferred Shares.

As described below under “— The Mortgage Pools”, prepayments of principal and realized losses on the related mortgage loans will reduce the aggregate outstanding principal balance of such mortgage loans and therefore will reduce the aggregate amount of excess interest that could be generated by such mortgage loans. The aggregate amount of excess interest generated by the mortgage loans in a mortgage pool will decrease more significantly as a result of principal payments and realized losses on those mortgage loans with relatively high interest rates. If prepayments or liquidations occur with more frequency on mortgage loans in a mortgage pool having relatively higher interest rates than on mortgage loans in a mortgage pool having relatively lower interest rates, and the foregoing results in any of the related notes having their interest rate limited by any applicable available funds cap rate, then no excess interest will be generated by the portion of the aggregate principal balance of such mortgage loans equal to the principal balance of such class of notes. Reductions of the amount of excess interest generated by the mortgage loans in a mortgage pool will in turn reduce the aggregate amount of distributions on the related retained interests. In addition, the notes may be entitled to recover the amount of interest not paid on such classes because of the application of the applicable available funds cap rate, which may result in a reduction of the amount of excess interest that could be included among the amounts that may remain available for distribution to the holders of the retained interests.

Distributions on the retained interests in respect of principal collections on the mortgage loans are also sensitive to the rate and timing of principal payments and realized losses on the mortgage loans in the related mortgage pool. A rapid rate of principal payments on the mortgage loans in a mortgage pool could have the effect of accelerating distributions in respect of principal collections on the related retained interests, and a slow rate of payment could have the effect of decelerating distributions in respect of principal collections on the related retained interests. Generally, the retained interests will not be entitled to receive any distributions until the required over-collateralization amount has been permitted to step down and so long as no trigger events are continuing. Realized losses on the mortgage loans in the related mortgage pool will have the effect of reducing the over-collateralization, and therefore reducing the amount ultimately payable on the related retained interests.

The Mortgage Pools

The mortgage loans in each mortgage pool were originated or purchased by Accredited and consist of fixed- and adjustable-rate first lien residential mortgage loans in accordance with Accredited’s underwriting guidelines and policies. The mortgage loans were transferred and assigned by AHL or REIT to the related securitization trust.

The distributions received by REIT in respect of the retained interests will depend, in general, upon the performance of the underlying mortgage pool, including:

•	the rate and timing of principal payments (including prepayments and collections upon defaults, liquidations and repurchases of the mortgage loans, and payment of any related prepayment charges) and realized losses on the mortgage loans;

•	adjustments of the interest rates of the underlying notes that bear interest at an adjustable rate and adjustments of the interest rates of the adjustable-rate mortgage loans;

•	whether or not the clean-up call occurs with respect to a securitization trust and, if such call occurs, the timing of such occurrence; and

•	whether an event of default occurs under the related indenture.

Each prepayment, liquidation or repurchase of a mortgage loan will extinguish the excess interest with respect to such mortgage loan. Repurchases include the exercise of the clean-up call. Accordingly, if a securitization trust experiences rapid prepayments or a significant increase of defaults of related mortgage loans (and, in particular, defaults or prepayments on higher coupon mortgage loans), the excess interest generated in such securitization trust can be significantly eroded and in extreme cases extinguished. Excess cash flow can also be significantly reduced if there is a significant upward adjustment in the interest rate index (one-month LIBOR) of the underlying notes in relation to the rate of interest borne by the related mortgage loans and through the payment of the underlying basis risk shortfalls.

Certain factors may influence prepayments and defaults, including origination and underwriting standards, loan-to-value ratios and delinquency history. The rate and timing of prepayments and defaults on the mortgage loans will be affected by the general economic condition of the area in which the related mortgaged properties are located or the related mortgagor is residing. The risk of delinquencies and losses is greater and voluntary principal prepayments are less likely in regions where a weak or deteriorating economy exists, as may be evidenced by, among other factors, increasing unemployment or falling property values. In addition, defaults and voluntary prepayments of the mortgage loans may be influenced by changes in the mortgagors’ housing needs, unemployment of the mortgagor, employment relocation, servicing decisions, homeowner mobility, the existence and enforceability of “due on sale” clauses or prepayment charges, seasoning of the mortgage loans and market interest rates for similar types of mortgage loans.

Management Policies and Programs

Asset Acquisition and Disposition Policies

REIT anticipates that it will from time to time obtain additional mortgage assets. REIT intends to acquire all or substantially all of such mortgage assets from AHL as a contribution of additional capital. REIT currently anticipates that the mortgage assets that it obtains will principally consist of retained interests in securitized pools of mortgage loans. In addition, REIT may also from time to time acquire limited amounts of other assets eligible to be held by real estate investment trusts. REIT currently anticipates that AHL will service the mortgage loans during the period of time the loans are owned by REIT prior to securitization in a manner consistent with secondary market standards.

Capital and Leverage Policies

To the extent that the Board of Trustees determines that additional funding is required, REIT may raise such funds through additional equity offerings, debt financing or retention of cash flow (after consideration of provisions of the Internal Revenue Code requiring the distribution by a real estate investment trust of a certain percentage of taxable income and taking into account taxes that would be imposed on undistributed taxable income), or a combination of these methods.

REIT does not currently intend to incur any significant indebtedness other than securitization bond financing and outstanding warehouse credit facility balances. However, the organizational documents of REIT do not contain any limitation on the amount or percentage of debt, funded or otherwise, REIT might incur.

In connection with its execution of securitization transactions, REIT may enter into warehouse transactions with lenders to finance the related mortgage loan pool during the period of time that REIT owns the mortgage loans prior to securitization. AHL may agree to guarantee REIT’s obligations under the interim warehouse. In addition, REIT may also agree to guarantee the indebtedness of AHL under any outstanding warehouse line that AHL may have with that warehouse lender. The indebtedness of AHL, on one hand, and REIT, on the other hand, may provide that a default under of the obligations of one of the borrowers constitutes a default of the other borrower, and that the mortgage loans pledged to secure the obligations of one borrower also constitute security against the borrowings of the other borrower. AHL and REIT presently contemplate that any such guarantee by REIT will expire upon repayment of its interim warehouse line.

REIT may also issue additional series of preferred shares, subject to the limitations described under “Description of REIT’s Preferred Shares.”

Credit Risk Management Policies

REIT intends that each mortgage loan that it acquires from AHL for securitization will be originated in the ordinary course of AHL’s real estate lending activities based on the underwriting standards generally applied (at the time of origination) for AHL’s own account. REIT intends to execute securitization transactions composed of these portfolios of mortgage loans, and REIT does not currently plan to hold mortgage loans directly for any extended period of time. REIT may choose, at any time subsequent to its acquisition of retained interests, to dispose of any retained interest for any reason, including as a result of the deterioration of the underlying mortgage pool.

Conflict of Interest Policies

Because of the nature of REIT’s relationship with Accredited, AHL and their affiliates, it is likely that conflicts of interest will arise with respect to certain transactions, including without limitation, REIT’s acquisition of mortgage assets from, or disposition of mortgage assets to, Accredited, AHL or their affiliates, and in the execution of securitization transactions. It is REIT’s policy that the terms of any financial dealings with

Accredited, AHL and their affiliates will be consistent with those available from third parties in the mortgage lending industry.

Conflicts of interest between REIT and Accredited and its affiliates may also arise in connection with making decisions that bear upon the credit arrangements that Accredited or one of its affiliates may have with a borrower. Conflicts could also arise in connection with actions taken by AHL as a controlling person in REIT. It is the intention of REIT, AHL and Accredited that any agreements and transactions between REIT, on the one hand, and Accredited, AHL and their affiliates, on the other hand, are fair to all parties and are consistent with market terms for such types of transactions. There can be no assurance that any such agreement or transaction will be on terms as favorable to REIT as would have been obtained from unaffiliated third parties.

There are no provisions in REIT’s Declaration of Trust limiting any officer, trustee, security holder or affiliate of REIT from having any direct or indirect pecuniary interest in any mortgage asset to be acquired or disposed of by REIT or in any transaction in which REIT has an interest or from engaging in acquiring, holding and managing mortgage assets. As described herein, it is expected that Accredited, AHL and their affiliates will have direct interests in transactions with REIT (including without limitation the contribution of mortgage assets to REIT and the servicing of the mortgage loans by AHL); however, it is not currently anticipated that any of the officers or trustees of REIT will have any interests in such mortgage assets.

Other Policies

REIT intends to operate in a manner that will not subject it to regulation under the Investment Company Act; in order to satisfy the requirements for exemptive relief from regulation under the Investment Company Act, REIT may be subject to restrictions on its operations, including on its ability to acquire certain types of mortgage assets.

REIT may, under certain circumstances, purchase REIT’s Series A Preferred Shares in the open market or otherwise. REIT has no present intention of repurchasing any shares of beneficial interest, and any such action would be taken only in conformity with applicable federal and state laws and the requirements for qualifying as a real estate investment trust.

REIT currently intends to make investments and operate its business at all times in such a manner as to be consistent with the requirements of the Internal Revenue Code to qualify as a real estate investment trust. However, future economic, market, legal, tax or other considerations may cause the Board of Trustees, subject to approval by a majority of the independent trustees, to determine that it is in the best interests of REIT and its shareholders to revoke its real estate investment trust status.

Servicing

It is contemplated that the mortgage loans will be serviced by AHL both during the time that they are owned by REIT and after they have been transferred to the related securitization trust. AHL in its role as servicer is herein referred to as the “Servicer.” As compensation for its services, the Servicer will be entitled to receive a fee equal to 0.50% per annum on the outstanding principal balance of the loans serviced, plus the miscellaneous fee income collected from mortgagors, including late payment charges, assumption fees and similar items.

The Servicer is required to service the mortgage loans using the same care as it customarily employs in servicing and administering mortgage loans for its own account, in accordance with accepted mortgage servicing practices of prudent lending institutions. The Servicer will collect and remit principal and interest payments, administer mortgage escrow accounts, submit and pursue insurance claims and initiate and supervise foreclosure proceedings on the mortgage loans it services. The Servicer will also provide accounting and reporting services for such mortgage loans. The Servicer will follow such collection procedures as are customary in the industry, including contacting delinquent borrowers and supervising foreclosures and property disposition in the event of un-remedied defaults. The Servicer may, in its discretion, arrange with a defaulting borrower a schedule for the liquidation of delinquencies. The Servicer may from time to time subcontract all or a portion of its servicing obligations to unrelated third parties. The Servicer will not, in connection with subcontracting any of its servicing obligations, be discharged or relieved in any respect from its servicing obligations.

The Servicer will be required to pay all expenses related to the performance of its duties as servicer. The Servicer will be required to make advances of taxes and required insurance premiums that are not collected from borrowers with respect to any mortgage loan serviced by it, unless it determines that such advances are non-recoverable from the mortgagor, insurance proceeds or other sources with respect to such mortgage loan. If such advances are made, the Servicer generally will be reimbursed on a priority basis out of proceeds related to such mortgage loan. The Servicer also will be entitled to reimbursement for expenses incurred by it in connection with the liquidation of defaulted mortgage loans serviced by it and in connection with the restoration of mortgaged property. The Servicer may institute foreclosure proceedings, exercise any power of sale contained in any mortgage or deed of trust, obtain a deed in lieu of foreclosure or otherwise acquire title to a mortgaged property underlying a mortgage loan by operation of law or otherwise in accordance with its servicing practices.

Employees

The executive officers of REIT are described further below under “Management of REIT.” REIT does not anticipate that it will require any employees beyond its management personnel. Each officer of REIT currently is also an officer and/or director of Accredited and/or affiliates of Accredited. REIT will maintain corporate records that are separate from those of Accredited or any of Accredited’s affiliates. REIT and AHL intend to execute an intercompany administration agreement whereby REIT will compensate AHL for certain administrative services to be provided by AHL.

Competition

REIT does not anticipate that it will engage in the business of originating mortgage loans. It does anticipate that it will purchase mortgage assets in addition to those in the initial portfolio and that all these mortgage assets will be contributed by AHL. Accordingly, REIT does not expect to compete with mortgage conduit programs, investment banking firms, savings and loan associations, banks, thrift and loan associations, finance companies, mortgage bankers or insurance companies in acquiring its mortgage assets.

Legal Proceedings

REIT is not currently the subject to any litigation. For a description of material legal proceedings with respect to Accredited, see “Business of Accredited — Legal Proceedings.”

BUSINESS OF ACCREDITED

General Development of Accredited’s Business

Accredited Home Lenders, Inc. was formed as a California corporation in May 1990 under the name Preferred Home Lenders, Inc. Accredited changed its name to MSK Financial Services, Inc. in July 1990, and to Accredited Home Lenders, Inc. in October 1995. In February 2003, Accredited reorganized its company such that Accredited Home Lenders, Inc. became a wholly-owned operating subsidiary of Accredited Home Lenders Holding Co., a Delaware corporation. Shortly after the reorganization, Accredited Home Lenders Holding Co. completed its initial public offering and became listed on the NASDAQ National Market under the symbol “LEND.”

Description of Accredited’s Business

Accredited is a nationwide mortgage banking company that originates, finances, sells, securitizes and services non-prime mortgage loans secured by residential real estate. Accredited focuses on borrowers who may not meet conforming underwriting guidelines because of higher LTVs, the nature or absence of income documentation, limited credit histories, high levels of consumer debt, or past credit difficulties. Accredited originates loans primarily based upon the borrower’s willingness and ability to repay the loan and the adequacy of the collateral. Accredited’s experienced management team has developed incentive programs, technology tools and business processes that focus its employees on originating non-prime mortgage loans with the financial and other characteristics that generate profits for Accredited. Accredited believes that this business approach has contributed to its disciplined growth in both origination volume and profits.

In 2003, approximately 89% and 11% of Accredited’s loan originations were originated through its wholesale and retail channels, respectively. In 2003, Accredited’s wholesale loan originations were originated through approximately 6,800 brokers. Prior to funding, each loan Accredited originated is underwritten by its employees to confirm that the loan is priced commensurate with its risk as determined in accordance with Accredited’s underwriting guidelines. Accredited finances the origination of its loans under one of eight secured warehouse facilities. As of September 30, 2004, these facilities provided Accredited with approximately $3.3 billion of credit capacity.

Accredited conducts an analysis to find and select the optimal disposition strategy for each loan. Accredited has primarily disposed of its loans in whole loan sales and to a lesser extent in securitizations and loan sales with retained interests. Accredited has begun using structures that require financing treatment rather than sale treatment for its securitizations. During 2002 and 2003, Accredited completed five securitizations totaling $2.0 billion structured as financings. On all of the loans that Accredited securitizes or sells with retained interests, it retains the rights to service the loans.

Accredited has developed incentive programs, technology tools and business processes that reward performance and that Accredited believes results in the optimal balance among these competing factors that are described below. Accredited’s incentive programs compensate its employees based upon one or more of these factors. Accredited’s technology tools, such as its Revenue Calculator and its profit and loss tools, provide the real-time information that an employee needs to estimate the employee’s compensation and simultaneously meet Accredited’s overall loan quality and profitability goals. Accredited’s business processes incorporate cross-departmental review and feedback that are designed to assist each department in maximizing the quality and profitability of each loan originated. Accredited has developed its incentive programs, technology tools and business processes over time, and Accredited is constantly reviewing and updating them to meet its evolving needs. Accredited believes that this business approach has contributed to its disciplined growth in both origination volume and profits.

Accredited’s Incentive Program

One of Accredited’s most distinguishing characteristics is that its incentive structure rewards employees throughout its company based upon the criteria that best align each individual’s compensation with Accredited’s overall objectives.

•	Loan Origination/Origination Support. Accredited’s profit and loss tools promptly allocate to its loan origination teams both profits from performing loans as well as prospective losses from problem loans and recaptured premiums from loans that paid off early. This allocation affects the personal compensation of Accredited’s loan origination staff. In addition, production managers are compensated on their profit and volume achievements. Because the information can be accessed directly by all origination support personnel through Accredited’s technology tools, they have an immediate understanding of the financial impact of their decisions and therefore are motivated to act in the manner that benefits themselves and Accredited.

•	Underwriting. Bonuses are paid to Accredited’s underwriting staff based not only upon the number of loans closed per person, but also upon the number of loans Accredited at a profit. Loans that do not sell at full or anticipated value or that must be repurchased, count against this measure. Therefore, underwriters are motivated to accurately describe, correctly grade, and approve only loans that can be sold within 120 days of origination and that generate profits for Accredited.

•	Capital Markets. Accredited’s capital markets staff is compensated based upon their successful execution of the disposition strategy for the mortgage loans that management has formulated for that month. In addition, they are compensated based upon their ability to sell loans that fall outside of the normal underwriting guidelines.

•	Servicing. Accredited’s servicing employees are compensated based upon low delinquency rates and loan loss rates, which motivates a proactive collections and liquidations approach.

•	Senior and Executive Management. Senior managers are compensated based upon Accredited’s achievement of profit and other financial and operational goals set forth in an operating plan at the beginning of each year and approved by Accredited’s board of directors. Accredited’s compensation committee is required to approve individual bonuses for senior managers based upon each manager’s contribution to Accredited’s overall profitability.

Accredited believes its incentive programs enhance its performance by aligning each employee’s compensation and each job function with its overall profitability objectives.

Accredited’s Technology and Management Tools

Accredited’s technology department, in collaboration with its operations department, finance department and business intelligence department, has developed customized versions of commercially available software. Accredited’s suite of technology tools enables it to effectively achieve the goals that it has established for its employees individually and for Accredited as a whole. The principal technology tools that are integral to this effort are:

•

Revenue Calculator.    The Revenue Calculator is Accredited’s software tool that integrates pricing information from its actual loan sales with its loan origination operations. Accredited’s retail loan officer or wholesale account executive inputs information into the Revenue Calculator about the characteristics of the loan and the borrower, including the interest rate, prepayment penalty, fees, the LTV, and the credit score of the borrower. The Revenue Calculator provides each loan origination team with loan price information on a real-time basis. Accredited’s loan origination teams can modify various attributes of the loan they are originating to price for the risk Accredited is taking. However, in order to prevent structuring loans that are unfair to the borrower, as loan features are changed to increase the cost of the loan to the borrower, the impact of the changes on the value given to the loan by the Revenue Calculator decreases and in some cases is capped. They can then immediately see how the value of the loan is increased or decreased from the point of view of the secondary market and likewise how their compensation for that loan will be increased or decreased. The Revenue Calculator also provides the cost structure per loan for each account executive based upon that individual’s closing ratio and share of division-level expense. Accordingly, each member of the origination team is focused on pricing for the risk Accredited takes and producing profitable loans. To maintain the accuracy of its Revenue Calculator, Accredited updates this loan pricing model at least monthly, and sometimes more often, based upon actual loan sales and input from loan purchasers.

•	Profit and Loss Tools. Accredited has additional tools that measure the profitability of various operating units. The Profit Center Report system (“PCR”) provides comprehensive revenue and expense information for each operating unit, including a full allocation of corporate expenses. The Problem Loan Report system (“PLR”) generates reports that allocate losses on loans back to the team that originated such loans. These reports also show the profit and loss of every other team in that team’s division, the total division, every other division in Accredited and Accredited as a whole, allowing each unit to compare its performance to that of the other units. Each team’s operations and sales managers are also compensated on their team’s profitability and have a strong incentive and the necessary information to reduce expenses and increase the value of their loan production.

•	LOIS. Accredited has a version of Eastern Software’s Empower loan origination program that it has configured for Accredited’s use and is using in its workflow processes. Accredited calls the system “LOIS,” an acronym for Loan Origination Information System, and it supports the entire loan origination process. This data system combines all the information regarding a loan, flags any potential underwriting problems, enables documentation and electronic transmittal and facilitates the loan closing process, and populates Accredited’s enterprise data warehouse. See “— Accredited’s Underwriting Process and Guidelines.”

Accredited has designed these tools to enhance its compliance with laws, including laws regarding unfair loans or “predatory” lending. For example, Accredited’s Revenue Calculator contains controls that are designed to eliminate economic incentives to its employees for structuring loans that are unfair to the borrower. As loan features are changed to increase the cost of the loan to the borrower, the impact of the changes on the value given to the loan by the Revenue Calculator decreases and in some cases is capped. This has the effect of discouraging Accredited’s employees from originating loans that might be characterized as unfair or predatory. In addition, Accredited has established across-the-board limits on the total fees payable by the borrower to Accredited and to Accredited’s independent brokers. Accredited has incorporated these limits into LOIS. Accordingly, each member of the origination team is focused on originating loans that Accredited believes are fair relative to the risk it assumes and the benefit it seeks to provide to its borrowers. Accredited endeavors to input the laws, rules and regulations into its technology tools, thereby substantially reducing human error as a source of non-compliance. In addition, Accredited’s loan underwriters are required to make a determination that each loan Accredited originates is beneficial to the borrower.

Accredited’s Business Processes — Teamwork and Checks and Balances

Accredited has two principal components to its business. Accredited originates and underwrite loans, and sells or securitizes and services those loans. Accredited has an integrated approach to these activities that encourages teamwork and the sharing of information across divisions. Accredited’s approach also promotes slightly different goals for different divisions that results in meaningful, real-time, daily checks and balances throughout Accredited’s organizational structure.

Sharing information among Accredited’s divisions gives each team the information it needs to optimize its performance. For example, Accredited’s credit committee determines the underwriting guidelines and is composed of the Director of Capital Markets (who is responsible for loan disposition), the Director of Operations (who is responsible for underwriting and servicing), the Director of Credit Administration (who is responsible for maintaining underwriting guidelines) and the President and Chief Operating Officer (who is responsible for, among other things, loan production). Others invited to make contributions to these policies may include the Director of Underwriting, the manager of the inventory control unit (which deals with problem loans), and the manager of internal audit and quality control. Accredited’s secondary marketing committee includes the Director of Operations, the Director of Capital Markets, the Secondary Marketing Manager, the Executive Vice President, as well as the Chief Financial Officer and Chief Executive Officer, to ensure that balance sheet considerations, secondary market considerations, loan performance objectives and marketing matters are all taken into account. These committees share information to optimize decisions, but the decisions are still made by functional managers.

Each division manager has access to division and team-level information from all other divisions. In addition to the incentives Accredited provides to each division manager to achieve division-level profit objectives, the sharing of information also motivates each division to maximize its own profit compared to that of other divisions within the framework of Accredited’s overall goals.

Accredited has structured its incentive system to emphasize both the importance of each division individually and also cross-division cooperation. Accredited’s account executives and loan officers are rewarded based upon originating profitable loans and its underwriting teams are rewarded based upon producing quality loans. For example, origination team personnel can process and present loans, but if the loans do not meet the quality standards of the corporate underwriting teams or the profit objectives of the origination team and division, the loans either will not be approved or will not create bonuses or commissions.

These checks and balances have been built into Accredited’s origination and underwriting processes and are bolstered by Accredited’s incentive programs and technology tools. Accredited’s loan officers and account executives work closely with the underwriting group to ensure that the loan applications that they originate meet the quality standards necessary to make it through the underwriting and funding process. The first step is a comprehensive underwriting by the origination team supporting Accredited’s account executives and loan officers. Then, before the loan documents can be prepared, the loan is reviewed and audited by a corporate underwriter who does not report to the origination team. When the team has gathered any required conditions (sometimes called stipulations), loan documents are reviewed by the documents and funding team or a corporate underwriter before funding. After funding the loan documents are reviewed by Accredited’s documents and funding teams again to ensure accuracy, to make corrections to the documents if necessary and to reflect any changes that may have been made by the closing agent.

Accredited uses its Revenue Calculator at various stages to determine the potential value of the loan, particularly if any of the loan’s attributes have changed. While the Revenue Calculator assigns a prospective value for a loan, the loan is still underwritten by each team and reviewed by one of Accredited’s corporate underwriters to assure that the information in the Revenue Calculator is accurate and represents a correct value assessment of the loan. Accordingly, the interest rate and maximum loan amount are determined based upon Accredited’s underwriting and quality standards, risk assessment, the benefit to the borrower, and Accredited’s Revenue Calculator’s prediction of the value of each loan. Accredited’s profit and loss tools promptly allocate both profits from performing loans as well as prospective losses from problem loans to the team that originated them. This allocation affects the personal compensation of Accredited’s loan origination staff.

Accredited believes that its commitment to originating high-quality loans strengthens its relationships with warehouse line providers, whole loan purchasers, rating agencies and others with whom Accredited does business.

Mortgage Loan Origination

Accredited has been originating non-prime mortgage loans as a broker since 1990 and has been funding such loans since 1993. Accredited originated approximately $8.0 billion of mortgage loans in 2003 on a nationwide basis. In 2003, approximately 89% and 11% of Accredited’s loan originations were originated through its wholesale and retail channels, respectively. In 2003, Accredited’s wholesale loan originations were originated through approximately 6,800 brokers. These independent brokers throughout the country work with over 360 account executives in Accredited’s eight wholesale divisions. In 2002 and 2003, Accredited’s top ten brokers represented in the aggregate less than 6% and 7%, respectively, of Accredited’s total loan origination volume. As of December 31, 2003, Accredited’s retail channel originated mortgages through its 285 loan officers working in its 29 retail branches and generated leads primarily through telemarketing, direct mail and the Internet.

The following table summarizes information regarding Accredited’s total loan originations:

	Year Ended December 31,
	2001	2002	2003
Aggregate Loan Production(1)
Total volume (in thousands of dollars)	$2,324,398	$4,302,891	$7,958,309
Average principal balance per loan	$112,873	$122,106	$127,323
Combined weighted average initial LTV	84.7%	87.6%	89.1%
Net cost to originate(2)	2.7%	2.3%	2.1%

Aggregate Loan Production by Borrower Purpose
Cash-out refinance, including debt consolidation	58.6%	54.7%	52.4%
Purchase	35.3%	37.5%	38.5%
Rate and/or term refinance	6.1%	7.8%	9.1%

Wholesale Loan Production(3)
Total volume (in thousands of dollars)	$2,117,250	$3,900,186	$7,118,369
Percentage of total originations	91.1%	90.6%	89.4%
Average principal balance per wholesale loan	$111,481	$121,531	$128,727
Average volume production per account executive (in thousands of dollars)	$14,096	$18,617	$23,416
Combined weighted average initial LTV	85.2%	88.0%	89.7%
Cost to produce wholesale loans, net of fees(2)	2.7%	2.3%	2.1%

Retail Loan Production(3)
Total volume (in thousands of dollars)	$207,033	$401,162	$838,869
Percentage of total originations	8.9%	9.3%	10.5%
Average principal balance per retail loan	$129,396	$128,908	$116,542
Average volume production per loan officer (in thousands of dollars)	$2,391	$3,371	$3,884
Combined weighted average initial LTV(4)	79.5%	83.2%	84.4%
Cost to produce retail loans, net of fees(2)	3.0%	2.1%	1.8%

(1)	Represents wholesale originations, retail originations, and loans purchased from others.

(2)	Net cost to originate loans is defined as total operating expenses (total expenses less interest expense and provision for losses), less loan servicing related costs, plus yield spread premiums, less points and fees collected, all prior to any deferrals of origination costs for accounting purposes.

(3)	Not inclusive of other loan originations, which represents loans funded that do not conform to standard investor guidelines.

(4)	Not inclusive of loans brokered to other lenders.

Wholesale Channel

Accredited’s wholesale channel originates non-prime mortgage loans through relationships with businesses that broker mortgage loans, including small mortgage bankers, local banks and businesses that only broker mortgage loans. Accredited provides a variety of mortgage products to help these brokers provide better service to their borrowers. These brokers rely upon Accredited’s account executives and Accredited’s regional processing teams whom they believe provide consistently superior customer service.

The mortgage brokers Accredited works with identify borrowers and help them complete loan applications and obtain necessary documentation. They act as Accredited’s liaison with the borrower during the lending process. Accredited’s regional processing teams underwrite each application and determine the interest rate and other loan terms for acceptable applications. The regional processing team, following corporate underwriting approval, funds the loan with the help of one of Accredited’s divisional documents and funding teams upon acceptance by the borrower and satisfaction of all conditions to the loan. By relying upon brokers to market Accredited’s products and to assist the borrower throughout the loan application process, Accredited can increase loan volume through the wholesale channel without increasing marketing, labor and other overhead costs associated with attracting new borrowers to the same extent as those Accredited incurs in connection with its retail loan production.

While account executives are the main sources for new brokers, new brokers also enter Accredited’s wholesale network from other sources. A broker must provide business references, a current copy of the license under which the broker operates, a W-9 form and an executed mortgage originator agreement. Accredited’s broker administration unit screens brokers, prevents loans from proceeding in LOIS for brokers whose licenses have expired, and prevents loans from funding if the broker has been disapproved.

Mortgage brokers receive compensation in the form of points and fees paid by borrowers, yield spread premium paid by the lender, or a combination of these items. The loan programs Accredited offers brokers are comparable to those offered by Accredited’s competitors; however, Accredited believes it competes for brokers primarily based upon the quality of the service it provides, particularly those with whom Accredited cultivates key account relationships. Accredited guarantees turn-around times, it offers coherent, presentable approvals, personal contact and a comprehensive menu of products for its customers, and it endeavors to make it easier to do business with Accredited than with its competitors. In exchange, Accredited minimizes yield spread premium to mortgage brokers, Accredited avoids unwarranted credit exceptions, and Accredited charges for the risk it takes. Accredited believes that its focus on quality service and reliability will enable it to increase its loan originations.

Accredited believes that one of the keys to its success is exceeding the expectations of its customers, whom Accredited views as both brokers and borrowers for its wholesale operations. Accordingly, Accredited is focused on improving its responsiveness to its customers. Accredited intends to continue to:

•	add high-quality account executives to service wholesale brokers and their customers throughout its nationwide network;

•	provide specialized service levels to its top five brokers, whom it calls its “key accounts,” for each account executive;

•	focus on using technology and improving its processes to make its loan origination process more efficient; and

•	invest in the training and development of sales and operations personnel.

Accredited has been able to increase the profitability of its wholesale channel with several successful initiatives. Accredited has:

•	adopted policies and procedures designed to originate loans that adequately compensate Accredited for the risk it takes;

•	reduced its general and administrative costs by re-engineering its work flow process and improving its use of technology; and

•	improved the closing rates of its account executives.

Significant in this effort has been the effective implementation of Accredited’s technology tools, specifically its Revenue Calculator, its profit and loss tools, LOIS and its underwriting software tools.

Retail Channel

Historically, a lesser percentage of Accredited’s loan originations has been originated through its retail channel. Accredited’s retail channel originates mortgage loans through two different organizational structures: Axiom Financial Services and Home Funds Direct. As of December 31, 2003, Accredited’s Axiom Financial Services division originated non-prime mortgage loans through Axiom’s 25 branch offices, located predominantly in California and other western states. Accredited’s Axiom loan officers interact with borrowers in Axiom’s branch locations, primarily through telemarketing, direct mail and Internet solicitations. Axiom loan officers are also encouraged to develop some personal loan referral sources. The proximity of the branch offices to certain of Accredited’s prospective borrowers is helpful in closing the loans. As part of Accredited’s efforts to manage the credit risk of loans originated in its Axiom offices, all loan underwriting, closing, funding and shipping are done centrally out of Axiom’s divisional headquarters located in Anaheim, California. A typical Axiom branch consists of approximately seven employees, including a branch manager, five loan officers and one loan processor.

Accredited also originates loans through its centralized retail division, Home Funds Direct, which as of December 31, 2003 had four offices in Sacramento, California; Pittsburgh, Pennsylvania; San Antonio, Texas; and Atlanta, Georgia. Home Funds Direct is a centralized retail division, with little expectation that there will be face-to-face contact with the borrower. The marketing concept is for loan officers in Accredited’s centralized retail branches to use telemarketing and direct mail to reach prospective borrowers in target markets. These locations have a larger group of experienced personnel, and have the ability to fully process and underwrite loans, subject to Accredited’s corporate underwriting oversight policies.

Correspondent Channel — Loans Purchased From Others

Although Accredited periodically purchases loans funded by other parties, Accredited has made minimal purchases in recent years as Accredited has found its wholesale and retail channels to be more profitable. However, Accredited maintains the capability so that when attractive individual loans, small pools of loans, or other unique opportunities are presented, it can evaluate and close transactions.

Accredited’s Underwriting Process and Guidelines

Each mortgage loan that Accredited originates is underwritten prior to loan closing in accordance with its underwriting guidelines. Accredited has developed underwriting processes and criteria that it believes generate high-quality non-prime loans. Accredited’s underwriting guidelines are designed to help Accredited evaluate a borrower’s credit history, his or her capacity, willingness and ability to repay the loan, and the value and adequacy of the collateral. In addition, Accredited reviews credit scores derived from the application of one or more nationally recognized credit-scoring models. Accredited’s underwriting philosophy is to analyze the overall situation of the borrower and to take into account compensating factors that may be used to offset certain areas of weakness, including employment stability, number of years at residence and disposable income. Based upon this analysis and the information derived from the Revenue Calculator, Accredited determines loan terms and conditions to produce loans that are appropriately- priced and sized, meet its quality standards, and are profitable. In addition, Accredited’s underwriters must determine what Accredited believes to be a benefit to the borrower for each loan they underwrite. Accredited’s underwriting process and guidelines require a rigorous application review and documentation designed to maximize the value of its mortgage loans. On average, it takes Accredited 23 days from the day it first receives the application until it funds the loan.

Accredited’s Underwriting Personnel.    All of Accredited’s loan underwriting is performed by its underwriting personnel, and Accredited does not delegate underwriting authority to any broker or third party. Each loan origination team underwrites Accredited’s loans subject to the final approval of its corporate underwriters. In addition to the daily supervision of all underwriting decisions, these corporate underwriters conduct regular training sessions on emerging trends in production, as well as provide feedback to the loan origination teams from the monthly problem loan reports. Each corporate underwriting manager reports, not through the loan origination organization, but to the Director of Underwriting, who in turn reports to the Director of Operations. Accredited’s corporate underwriters generally have a minimum of ten years of industry experience, and many have been with Accredited for more than five years. Accredited’s Directors of Underwriting and Operations each have over 20 years of industry experience.

Accredited’s Underwriting Guidelines.    Accredited’s underwriting guidelines are established by its credit committee, which is composed of the Director of Capital Markets, the Director of Operations, the Director of Credit Policy, and the President and Chief Operating Officer. Others invited to make contributions to these policies include the Director of Underwriting, the manager of the inventory control unit, and the manager of internal audit and quality control. The credit committee meets regularly to review proposed changes to underwriting guidelines. To the extent that an individual loan application does not meet Accredited’s published underwriting guidelines, Accredited’s loan origination teams and underwriters can make underwriting exceptions. Any losses on loans are allocated back to the origination team by Accredited’s profit and loss accountability system. Loan exceptions are tracked in Accredited’s data warehouse and the performance of loans with and without exceptions is monitored. Accredited may, from time to time, apply underwriting criteria that are either more stringent or more flexible depending upon the economic conditions of a particular geographic market.

Loan Applications and Credit Reports.    Each prospective borrower completes a mortgage loan application that includes information with respect to the applicant’s liabilities, income, credit history, employment history and personal information. At least one credit report on each applicant from an independent, nationally recognized credit reporting company is required. The credit report typically contains information relating to such matters as credit history with local and national merchants and lenders, installment debt payments and any record of defaults, bankruptcies, repossessions, or judgments.

Property Appraisals.    A full appraisal of the property proposed to be pledged as collateral for the loan is required in connection with the origination of each first priority loan and each second priority loan greater than $50,000. Appraisals are performed by licensed, third-party, fee-based appraisers and include, among other things, an inspection of the exterior and interior of the subject property. Appraisals are also required to address neighborhood conditions, site and zoning status and the condition and value of improvements. Following each appraisal, the appraiser prepares a report, which includes a reproduction costs analysis (when appropriate) based upon the current cost of constructing a similar home and market value analysis based upon recent sales of comparable homes in the area. Appraisals generally conform to the Uniform Standards of Professional Appraisal Practice and must be on forms acceptable to Freddie Mac and Fannie Mae. Every appraisal is reviewed by Accredited’s appraisal review department, by one of Accredited’s qualified underwriters before the mortgage loan is funded, or by a non-affiliated appraisal review firm. The appraisal may not be more than 180 days old on the day the loan is funded. In addition to the full appraisal, a Fannie Mae desk review or “drive-by” appraisal may be required for loan sizes between $400,000 to $500,000 and is required for loan sizes above $500,000 or for properties that have a value of more than $650,000. For second priority loans of $50,000 or less, “drive-by” appraisals alone are acceptable.

Income and Assets Verification.    Accredited’s underwriting guidelines require verification or evaluation of the income of each applicant pursuant to its “Full Documentation,” “Lite Documentation” or “Stated Income” programs. Under each of these programs, Accredited reviews the loan applicant’s source of income, calculate the amount of income from sources indicated on the loan application or similar documentation, and calculate debt service-to-income ratios to determine the applicant’s ability to repay the loan. Under the Full Documentation program, applicants are generally required to submit the last two pay stubs and written verification of income signed by the employer, Forms W-2 or 1040 and, in the case of self-employed applicants, Forms 1120 and profit and loss statements, in each case covering the preceding two years. Personal bank statements are acceptable as Full Documentation, with the preceding 24 months as “Alt2” documentation type or the preceding 12 months as “Alt1.” Under the Lite Documentation program, applicants must be self-employed and are required to submit personal bank statements covering the preceding six months. Under the Stated Income program, applicants are evaluated based upon income as stated in the mortgage loan application. Under all programs, Accredited may verify by telephone employment, business and income, and self-employed applicants may be required to submit a business license.

Verification of the source of funds (if any) required to be paid by the applicant at closing is generally required under all documentation programs in the form of a standard verification of deposit, two months’ consecutive bank statements or other acceptable documentation. Twelve months’ mortgage payment or rental history must be verified by the related lender or landlord on required programs.

Credit Classifications.    A critical function of Accredited’s underwriting process is to identify the level of credit risk associated with each applicant for a mortgage loan. Accredited has established five principal classifications, “A+” to “C,” with respect to the credit profile of potential borrowers, and Accredited assigns a rating to each loan based upon these classifications. Accredited has a sixth, generally inactive, credit classification called “C-,” which may be for a borrower with a current or recent foreclosure or bankruptcy. This sixth credit classification can be used on an exception basis with approval from executive management (in 2002 and 2003, 0.3% and 0.1%, respectively, of Accredited’s loans had this credit grade). Accredited assigns credit grades by analyzing mortgage payment history, consumer credit history, credit score, bankruptcy history, and debt-to-income ratio. Accredited’s standard for assigning credit grades are stricter for Lite Documentation and Stated Income programs than for Full Documentation programs, and Accredited does not allow credit grades below “B” for Lite Documentation and Stated Income programs.

Underwriting Tools.    Accredited has tools that help each loan origination team underwrite, document, and track each loan. These tools integrate the line item detail of the credit reports Accredited receives from the credit reporting agencies, Accredited’s own analysis of an applicant’s income, and a comprehensive review of the total credit profile of the borrower and any exceptions made to Accredited’s credit policies. The product of these tools, in addition to the information they contribute to Accredited’s database, is a four-page review of each loan that is placed at the beginning of each loan file. Third-party underwriters and purchasers of Accredited’s loans make comprehensive use of these reports in their review of Accredited’s loan files. These tools are used by all of the origination teams, as well as by corporate underwriting, Accredited’s documents and funding teams, Accredited’s post-closing and shipping departments, and other functional units within Accredited. The data provided is transferred into Accredited’s enterprise database. Accredited uses software provided by Pro Clarity to make this information readily available to management.

Accredited is currently configuring and deploying an automated decision system. However, Accredited plans to continue to use its staff to audit credit, income and appraisal documentation to ensure that loans approved in the automated system are consistent with Accredited’s underwriting guidelines. Furthermore, Accredited anticipates that many loans will not align with the matrix compliance features of an automated underwriting system, and such loans will be reassigned to a more traditional underwriting process. Accredited’s intention in adopting this technology is to increase the level of its loan originations without having to correspondingly increase the number of underwriters.

Internal Audit and Quality Control.    The internal audit and quality control department consists of eight members located at Accredited’s headquarters. The three members of the department with internal audit responsibilities conduct operational and financial audits of Accredited’s business processes and procedures and have an average of seven years of audit experience. The five members of the department with quality control responsibilities have an average of 28 years of underwriting experience. Each month, Accredited’s internal audit and quality control department generally reviews and re-underwrites a sampling of all of the loans that Accredited originates. The initial sample focuses on any loan with a first payment default or early payoff, or where fraud is suspected. Also, loans are randomly sampled from pools designated for securitization or other programs in which Accredited retains the risk of loss on the loans. The internal audit and quality control department re-underwrites these loans, re-verifies the sources of income, re-verifies employment, and reviews the appraisals to ensure collateral values for the loans are supported. When fraud is suspected, the internal audit and quality control department undertakes a comprehensive re-underwriting of not only that loan, but any related loans connected by broker, appraiser, or other parties to the transaction. The internal audit and quality control department also performs specific loan tests to verify that Accredited’s loan originations comply with relevant regulatory requirements. Specifically, these tests focus on verifying proper completion of borrower disclosures and other loan documentation, correct processing of all legally required documentation, and compliance with time frames imposed by applicable law.

All findings of the internal audit and quality control department are reported on a regular basis to members of senior management and the audit committee of the board of directors. The Chief Executive Officer and the Chief Operating Officer, along with the Director of Operations and others, analyze the results of the monthly quality control department audits as well as performance trends and servicing issues. Based upon this analysis, corrective actions are taken.

Loan Programs.    Accredited offers a range of non-prime mortgage loan programs, including a variety of loan programs for first and second mortgages and several niche programs for 100% combined LTV (“CLTV”) and second mortgages. The key distinguishing features of each program are the documentation required, the LTV, the mortgage and consumer credit payment history, the property type and the credit score necessary to qualify under a particular program. Nevertheless, each program relies upon Accredited’s analysis of each borrower’s ability to repay, the risk that the borrower will not repay Accredited, the fees and rates Accredited charges, the value of the collateral, the benefit Accredited believes it is providing to the borrower, and the loan amounts relative to the risk Accredited believes it is taking.

In general, Accredited’s LTV maximums decrease with credit quality, and, within each credit classification, Accredited’s LTV maximums vary depending on the property type. Accredited’s LTV maximums for loans secured by owner-occupied properties are higher than for loans secured by properties that are not owner-occupied. Accredited’s LTV maximums for Lite Documentation and Stated Income programs are generally lower than the LTV maximums for corresponding Full Documentation programs. Accredited’s maximum debt-to-income ratios range from 50% to 55% for Full Documentation programs, and from 45% to 55% for Lite Documentation and Stated Income Programs.

Accredited’s niche programs provide higher LTV’s and CLTV’s to borrowers in higher credit grades. Credit grades may be determined by the same criteria as in Accredited’s standard programs, but may also be determined only on the basis of mortgage credit or credit score. Niche programs may be restricted as to property and occupancy types and documentation requirements.

Accredited’s loans have payment schedules based upon an interest rate that is (1) constant over the life of the loan, commonly referred to as “fixed-rate mortgages” or “FRMs,” or (2) fixed for the initial two or three years and adjusts after an initial fixed period of two or three years and every six months thereafter, sometimes referred to as “adjustable-rate loans” or “ARMs.” Generally, the payments on Accredited’s fixed-rate loans are calculated to fully repay the loans in 15 or 30 years. In the case of “balloon” loans, the payments are based on a 30-year repayment schedule, with the unpaid principal balance due in a “balloon” payment at the end of 15 years. The payments on Accredited’s adjustable-rate loans are calculated to fully repay the loans in 30 years, with payment amount adjustments following interest rate adjustments. ARMs with a two-year initial fixed-rate period are commonly referred to as “2/28’s.” ARMs with a three-year initial fixed-rate period are commonly referred to as “3/27’s.” Accredited’s fixed-rate mortgages or adjustable-rate loans may have initial interest-only periods, typically five years, during which the monthly payments are limited to the amounts required to pay accrued interest due on the loans. At the end of the interest-only periods, the monthly payments are adjusted to fully repay the loans over their remaining 25-year terms.

The interest rate adjustment on adjustable-rate loans is determined by adding a “margin” to an “index” rate, subject to certain adjustment limitations. The “margin” is a percentage established at loan origination. The “index” for ARMs is six-month LIBOR, which is determined as of a specified time prior to the interest adjustment date. It is common during the initial fixed-rate period of an ARM to allow the borrower to pay a rate lower than the margin plus the index at loan origination. Over time, the rate may adjust upward such that, eventually, the interest rate will equal the index plus the entire margin. Such adjustments to the interest rate are generally limited to no more than 1.5% at each adjustment date, and the interest rates may not be adjusted above or below a maximum and minimum amount specified in the loan documents. The goal is to acclimate the borrower to the repayment obligation, yet be able to achieve the fully indexed interest rate over time.

Accredited’s mortgage loans are made for the purpose of enabling its borrowers to purchase new homes, refinance existing mortgage loans, consolidate debt and/or obtain cash for whatever purposes the borrowers desire. Accredited’s residential mortgage loans are secured by one- to four-unit primary residences, one-unit second homes, or one to four-unit investment properties. Eligible property types are deemed to include single-family detached homes, semi-detached and attached homes, row or townhomes, individual condominiums, individual units in planned-unit developments, manufactured housing, and leasehold estates. These collateral types are consistent with the Freddie Mac Seller-Servicer Guide for describing mortgage eligibility requirements. The mortgaged properties may be owner-occupied, second or vacation homes, or non-owner-occupied investment properties.

A substantial portion of Accredited’s loans include prepayment penalties. In 2002 and 2003, 94.4% and 90.6%, respectively, of the loans Accredited originated contained such penalties. Borrowers who agree to prepayment penalties generally receive lower interest rates and/or lower loan fees on their mortgage loans. Borrowers always retain the right to refinance their loans, but may have to pay a charge of up to six-months interest on 80% of the outstanding principal balance or 5% of the outstanding principal balance on the loan. Certain state laws restrict or prohibit prepayment penalties on mortgage loans, and, prior to July 1, 2003, Accredited relied on the federal Alternative Mortgage Transactions Parity Act (the “Parity Act”) and related rules issued by the Office of Thrift Supervision (the “OTS”) to preempt limitations on prepayment penalties in certain states. The Parity Act was enacted to extend to financial institutions other than federally-chartered depository institutions, the federal preemption which federally-chartered depository institutions enjoy. However, on September 25, 2002, the OTS released a rule that, as of July 1, 2003, ended Accredited’s ability to rely on the Parity Act to preempt state restrictions on prepayment penalties, requiring Accredited to comply with such restrictions. This may place Accredited at a competitive disadvantage relative to financial institutions that continue to enjoy federal preemption of such state restrictions and are able to charge prepayment penalties without regard to such restrictions. As a result, they may be able to offer loans with more attractive interest rate and loan fee structures than Accredited is able to offer. See “Risk Factors — Risks Relating to Accredited — Statutory and Regulatory Risks — Accredited is no longer able to rely on the Alternative Mortgage Transactions Parity Act to preempt certain state law restrictions on prepayment penalties, and Accredited may be unable to compete effectively with financial institutions that are exempt from such restrictions.”

Loan Production by Product Type. The following table sets forth information about Accredited’s loan production based upon product type (ARM and FRM).

	Year Ended December 31,
Product Type	2001	2002	2003
ARM
2/28	18.4%	15.6%	16.2%
3/27	32.7	50.5	50.3

Subtotal	51.1	66.1	66.5
FRM
Fifteen-Year	2.2	1.9	1.8
Thirty-Year	31.0	18.3	21.3
Balloons	14.6	12.7	9.2
Other	1.1	1.0	1.2

Subtotal	48.9	33.9	33.5

Total	100.0%	100.0%	100.0%

Loan Production by Borrower’s Credit Score. The following table sets forth information about Accredited’s loan production based upon borrowers’ credit scores obtained from one or more of the three principal credit bureaus.

	Year Ended December 31,
Credit Score	2001	2002	2003
Greater than 800	0.0%	0.1%	0.1%
751 to 800	2.2	2.6	2.8
701 to 750	6.7	8.9	9.0
651 to 700	20.1	24.0	25.2
601 to 650	32.9	33.8	34.0
551 to 600	25.6	20.9	19.5
501 to 550	12.1	9.4	9.1
451 to 500	0.3	0.2	0.2
Less than 451	0.1	0.1	0.1

Total	100.0%	100.0%	100.0%

Loan Production by Lien Position. The following table sets forth information about Accredited’s loan production based upon lien position.

	Year Ended December 31,
Lien Position	2001	2002	2003
Firsts	92.7%	92.5%	92.8%
Seconds	7.3	7.5	7.2

Total	100.0%	100.0%	100.0%

Loan Production by Collateral Type. The following table sets forth information about Accredited’s loan production based upon collateral type.

	Year Ended December 31,
Type of Collateral	2001	2002	2003
Single-Family Residence-Detached	76.8%	74.5%	74.6
Multi-Unit/2 to 4	6.5	5.8	5.5
PUD	9.8	11.6	12.1
Condo	5.3	6.2	6.0
Other	1.6	1.9	1.8

Total	100.0%	100.0%	100.0%

Loan Production by Credit Grade. The following table sets forth information about Accredited’s loan production by credit grade.

	Year Ended December 31,
A+ Credit Loans	2001	2002	2003
Percentage of total originations	0.2%	16.3%	14.2%
Combined weighted average LTV	86.5%	90.1%	91.3%
FRM interest rates
Weighted average interest rate–1sts	8.5%	7.3%	7.0%
Weighted average interest rate–2nds	13.1%	11.3%	9.8%
ARM initial fixed interest rates
Weighted average interest rate–2/28	8.0%	7.3%	6.9%
Weighted average interest rate–3/27	8.5%	7.3%	6.9%
ARM margins over index
Weighted average margin–2/28	7.0%	6.0%	5.6%
Weighted average margin–3/27	6.6%	6.1%	5.6%

	Year Ended December 31,
A Credit Loans	2001	2002	2003
Percentage of total originations	53.4%	49.2%	55.7%
Combined weighted average LTV	87.8%	90.1%	91.9%
FRM interest rates
Weighted average interest rate–1sts	8.7%	8.0%	7.4%
Weighted average interest rate–2nds	12.8%	12.1%	10.6%
ARM initial fixed interest rates
Weighted average interest rate–2/28	8.5%	7.8%	7.2%
Weighted average interest rate–3/27	8.5%	7.8%	7.3%
ARM margins over index
Weighted average margin–2/28	6.0%	6.5%	5.8%
Weighted average margin–3/27	6.2%	6.5%	6.0%

	Year Ended December 31,
A- Credit Loans	2001	2002	2003
Percentage of total originations	29.0%	21.6%	18.3%
Combined weighted average LTV	84.9%	86.3%	87.6%
FRM interest rates
Weighted average interest rate–1sts	9.3%	8.5%	7.8%
Weighted average interest rate–2nds	13.4%	12.9%	11.3%
ARM initial fixed interest rates
Weighted average interest rate–2/28	9.1%	8.5%	7.6%
Weighted average interest rate–3/27	9.3%	8.5%	7.7%
ARM margins over index
Weighted average margin–2/28	6.6%	7.2%	6.3%
Weighted average margin–3/27	6.8%	7.2%	6.4%

	Year Ended December 31,
B Credit Loans	2001	2002	2003
Percentage of total originations	13.1%	9.4%	9.6%
Combined weighted average LTV	76.5%	78.4%	77.0%
FRM interest rates
Weighted average interest rate–1sts	9.6%	8.9%	8.0%
Weighted average interest rate–2nds	12.9%	13.5%	12.4%
ARM initial fixed interest rates
Weighted average interest rate–2/28	9.6%	8.8%	7.9%
Weighted average interest rate–3/27	9.7%	8.9%	8.0%
ARM margins over index
Weighted average margin–2/28	6.9%	7.6%	6.5%
Weighted average margin–3/27	7.2%	7.6%	6.7%

	Year Ended December 31,
C Credit Loans	2001	2002	2003
Percentage of total originations	4.0%	3.2%	2.1%
Combined weighted average LTV	71.6%	72.7%	71.9%
FRM interest rates
Weighted average interest rate–1sts	10.5%	9.6%	8.7%
Weighted average interest rate–2nds	13.0%	12.7%	12.4%
ARM initial fixed interest rates
Weighted average interest rate–2/28	10.1%	9.2%	8.6%
Weighted average interest rate–3/27	10.4%	9.5%	8.7%
ARM margins over index
Weighted average margin–2/28	7.2%	7.9%	7.2%
Weighted average margin–3/27	7.8%	8.2%	7.3%

	Year Ended December 31,
C- Credit Loans*	2001	2002	2003
Percentage of total originations	0.3%	0.3%	0.1%
Combined weighted average LTV	58.8%	63.3%	64.4%
FRM interest rates
Weighted average interest rate–1sts	11.7%	10.5%	9.7%
Weighted average interest rate–2nds	N/A	N/A	N/A
ARM initial fixed interest rates
Weighted average interest rate–2/28	10.4%	10.1%	9.6%
Weighted average interest rate–3/27	10.9%	10.0%	9.5%
ARM margins over index
Weighted average margin–2/28	7.4%	8.7%	8.3%
Weighted average margin–3/27	8.1%	8.7%	8.3%

*	only allowed on an exception basis

Warehouse Financing For Loan Originations

Accredited finances mortgage loans initially through one of eight different secured warehouse credit facilities. Accredited repays the related borrowings under the warehouse credit facilities upon sale or securitization of the loans. As of September 30, 2004, Accredited had approximately $3.3 billion in warehouse credit facilities, of which 95% is committed. Maintaining a diversified group of lenders helps Accredited from becoming dependent upon any one source of capital. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Accredited — Liquidity And Capital Resources.” Accredited’s interest expense as a percentage of total revenues for 2003 was 14.6%.

Interest Generated By Warehoused Loans

Accredited generates a significant portion of its total revenues from the interest it receives on a loan from the time it originates the loan until the time Accredited sells or securitizes the loan. This interest income as a percentage of total revenues for 2003 was 21.9%. This income is partially offset by Accredited’s borrowing costs under its warehouse facilities used to fund its loans for the same period.

Loan Disposition Strategy

Accredited generates revenue primarily through the disposition of the loans its originates. Accredited uses a diversified loan disposition strategy to convert the quality loans it originates into Accredited revenue. This strategy includes whole loan sales, loan sales with retained interests and securitizations. In 2002 and 2003, Accredited sold a total of $3.9 million and $7.3 billion, respectively, of loans. Of these amounts, 78.7% and 83.1%, respectively, were whole loan sales and 19.4% and 16.9%, respectively, were securitized in transactions structured as a financing. Whole loan sales generated $140.5 million and $253.3 million, respectively, of cash gain on sale revenue, accounting for 61.2% and 55.4%, respectively, of Accredited’s total revenues for 2002 and 2003. Accredited completed no securitizations structured as a sale during these periods.

Loan Disposition by Purchaser. Highlighting Accredited’s diversified disposition strategy, the table below shows its primary purchasers for the periods indicated and their purchases in each period (whole loan sales, except as otherwise noted).

	Year Ended December 31,
Name	2001		2002		2003
	(dollars in millions)
Household Mortgage Services	$509.8	26.3%	$766.4	19.8%	$1,664.2	22.8%
Morgan Stanley Mortgage Capital Inc.	—	—	625.3	16.2	1,095.2	15.0
Accredited Mortgage Loan Trust 2003-3*	—	—	—	—	515.2	7.1
DLJ Mortgage Capital, Inc.(CSFB)	445.5	23.0	557.1	14.4	512.3	7.0
Bank of America	—	—	—	—	471.3	6.5
Accredited Mortgage Loan Trust 2002-2*	—	—	541.8	14.0	—	—
Countrywide Home Loans, Inc.	178.3	9.2	300.4	7.8	440.0	6.0
Residential Funding Corporation**	320.5	16.5	77.3	2.0	308.2	4.2
Equicredit Corporation of America	134.0	6.9	—	—	—	—

Total	$1,588.1	81.9%	$2,868.3	74.2%	$5,006.4	68.6%

*	securitization

**	whole loan sales and loan sales with retained interests

In 2002 and 2003 Accredited sold loans to an aggregate of 20 and 23 purchasers, respectively. Other key purchasers in these periods include:

•	Lehman Brothers Bank, FSB;

•	Goldman Sachs Mortgage Company;

•	The CIT Group/Consumer Finance, Inc.;

•	CDC Mortgage Capital, Inc.;

•	Saxon Mortgage, Inc.;

•	Credit-Based Asset Servicing and Securitization LLC (C-BASS); and

•	Deutsche Bank AG New York Branch.

Accredited evaluates the best disposition strategy for each pool of loans it originates, considering the market demand for its loans, its liquidity needs, its long-term profit objectives and its need to maintain strong relationships with its loan purchasers.

Prior to 2000, Accredited retained the right to service only a small portion of the loans that it sold or securitized. Accredited has significantly increased its loan servicing portfolio in 2002 and 2003, and plans to continue to increase this portfolio in the future.

Whole Loan Sales

In a whole loan sale, Accredited sells all right, title and interest in and to a pool of loans in exchange for cash in an amount equal to the full market value of the loans. All of Accredited’s loan dispositions are made subject to an obligation to repurchase any loan that materially violates standard mortgage industry representations and warranties that Accredited makes in connection with Accredited’s loan dispositions. In 2003, 83.1% of

Accredited’s loan dispositions were through whole loan sales, and revenues from these sales were $253.3 million. To execute its whole loan sales strategy, Accredited has established key relationships with a diversified group of sophisticated whole loan purchasers. Accredited believes that this strategy increases its opportunity to sell during changing market conditions. Since 1997, Accredited has reduced its dependence upon any one whole loan purchaser or type of whole loan purchaser. As a result, the purchasers listed above include Wall Street investment banking firms that securitize, non-Wall Street mortgage banking firms, national and international banks that both hold loans and securitize, and large financial services companies that both hold and securitize loans.

Some of Accredited’s loans are sold pursuant to forward commitments, under which Accredited agrees to sell, and a purchaser agrees to buy, a specified volume of loans that meet specified characteristics. Accredited also puts pools of loans out to bid, using its knowledge of its various purchasers’ preferences to direct pools with certain characteristics to the purchasers most likely to value those characteristics. Prospective purchasers may submit bids on all or portions of the pools that Accredited shows them. Accredited selects the combination of bids that provides them with the best overall execution results. Accredited continuously monitors the preferences of its purchasers and adjusts its origination operations accordingly. Loan officers and account executives use Accredited’s Revenue Calculator to monitor the loan characteristics that various purchasers value. Accredited believes that this not only improves the salability of its loans, but also improves the price it receives upon the sale of Accredited loans because purchasers tend to pay higher prices for loans that meet their requirements. Accredited’s disposition strategy balances its objectives of cultivating relationships with multiple purchasers while striving to maximize the premiums it receives.

Loan Sales with Retained Interests and Securitizations

Accredited has also engaged in loan sales with retained interests, in which Accredited sells loans and retains an interest in certain cash flows from the loans. These transactions allow Accredited to recognize more of the long-term value of the loan, although less than in a typical securitization, and receive an immediate positive cash flow pursuant to the retained interest. In these transactions, the loan purchaser absorbs all of the issuance costs and over-collateralization obligations in exchange for a greater share of the excess cash flow from the securitized loan pool. In 2003, none of Accredited’s loan dispositions were through loan sales with retained interests. All of Accredited’s loan sales with retained interests were made to Residential Funding Corporation.

As part of its diversified financing strategy, Accredited accesses the asset-backed securitization market to provide long-term financing for its mortgage loans. In a securitization, Accredited may sell or transfer a pool of loans to a trust and retain a residual interest for the right to receive future cash flow. The trust raises the cash purchase price of the loan pool by selling asset-backed securities representing senior interests in the loans. The purchasers of these interests receive the principal collected on the loans plus a fixed or adjustable interest rate, depending upon whether the underlying loans have fixed or adjustable rates. The residual interest retained entitles Accredited to receive the interest income generated on the principal amount of the loans in the trust minus the interest paid to the purchasers of the loan interests, servicing, trust and other fees and losses on the loans, provided that certain over-collateralization requirements are met. Depending upon the structure of the asset-backed securities and the performance of the underlying mortgage loans, excess cash flow may not begin to be distributed to Accredited for 12 months or more. As a result of the over-collateralization and certain other credit enhancement features, the trust is able to issue highly rated, investment-grade, asset-backed securities.

While Accredited continues to generate the majority of its earnings and cash flows from whole loan sales, Accredited intends to increase the percentage of its earnings and cash flows from securitizations and other transactions, in which Accredited retains an interest in the mortgage loans that it has sold. These transactions will continue to be legally structured as sales, but for accounting purposes will be structured as a financing. Accordingly, the loans remain on Accredited’s balance sheet, retained interests are not created, and debt securities issued in the securitization replace the warehouse debt originally associated with the securitized mortgage loans. Accredited records interest income on the mortgage loans and interest expense on the debt securities, as well as ancillary fees, over the life of the securitization, instead of recognizing a gain or loss upon closing of the securitization. This “portfolio-based” accounting closely matches the recognition of income with the actual receipt of cash payments. During 2002 and 2003, Accredited completed a total of five securitizations structured as financings totaling $2.0 billion.

Derivative Policies

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Accredited.”

Mortgage Loan Servicing

Once Accredited originates or purchases a mortgage loan, Accredited’s servicing department begins the administrative process of servicing the loan, seeking to ensure that the loan is repaid in accordance with its terms. Accredited starts this process for every loan, whether Accredited will service the loan for a matter of weeks before it is sold servicing-released or for its life in a servicing-retained transaction. Accredited’s servicing department is divided into loan administration, customer service and asset management units. In addition, the investor reporting unit of Accredited’s finance and accounting department performs the servicing-related functions of reporting on all other servicing activities, and in the case of loans serviced for others, accounting for and remitting all funds collected through servicing activities.

Administration and Servicing

Accredited’s loan administration unit is responsible for boarding each loan into the servicing operations and technology systems. For loans on which the monthly payments include amounts to be escrowed for the future payment of real estate taxes and insurance premiums, Accredited’s loan administration unit ensures the proper accounting for such funds and the timely payment of the taxes and premiums. For loans which do not have tax and insurance escrows, the loan administration unit ensures that the properties securing the loans are properly insured at all times and that real estate taxes are paid to avoid foreclosures by taxing authorities. This unit is also responsible for the various administrative tasks involved in the transfer of servicing when loans are sold servicing-released, including notifying borrowers, insurers and taxing authorities.

Accredited’s customer service unit is responsible for the physical receipt of and initial accounting for all loan payments from borrowers. Accredited encourages its borrowers to establish automatic payment from their bank accounts, which Accredited arranges at no cost to the borrower. Accredited’s customer service unit is also responsible for processing payoff requests, re-conveyances, handling all inbound calls and other communications from borrowers. For loans with adjustable interest rates, the customer service unit ensures that the adjustments are properly made and timely identified to the related borrowers.

Collection and Enforcement

Accredited’s asset management unit is responsible for all phases of the collection and enforcement of delinquent and defaulted loans. The inherent risk of delinquency and loss associated with non-prime loans requires hands-on active communication with Accredited’s borrowers from origination through liquidation. Borrower contact is initiated through outbound telephone campaigns, monthly billing statements, and direct mail, which is tailored to reflect the borrower’s payment habit, the loan’s risk profile and the loan’s status. Accredited’s collection approach is designed to educate its borrowers on managing their debts to maximize the likelihood of continued timely performance. Accredited establishes clear expectations with its borrowers with respect to maintaining contact and working together to resolve any financial problems that may occur. Accredited considers this early intervention a key element of its servicing strategy.

Accredited’s front end loan counselors begin calling borrowers whose accounts are past due between the 2nd and 10th day depending upon their payment history. Once contact is established, Accredited verifies pertinent information and determine the reason for the delay in payment. For borrowers who are able to make their payments, Accredited offers the ability to “pay by phone” or through Western Union’s “Quick Collect” service. “Pay by phone” allows the borrower to remit the funds immediately or at an agreed later time in the month and avoids delays using the U.S. postal service. If a borrower indicates a problem that is not temporary or is of a serious nature, the call is promptly referred to a manager who will then evaluate the situation and initiate appropriate loss mitigation actions.

When an account becomes thirty-one or forty-five days delinquent (depending upon the investor), the borrower receives a notice of intent to foreclose allowing thirty days, or more if required by applicable state law, to cure the default before the account may be referred for foreclosure. The 30-59 day collection personnel continue active collection campaigns and may offer the borrower relief through a forbearance plan designed to resolve the delinquency in ninety days or less. These collectors are seasoned and trained to effectively identify and resolve problems with borrowers before the past due problems escalate.

Accounts moving to sixty or more days delinquent are transferred to the loss mitigation and foreclosure sub-units simultaneously. Accredited’s loss mitigation personnel choose a collection strategy that is designed to minimize the loss on a defaulted loan. Accredited procures updated property value information, the borrower’s current credit profile, and review foreclosure and real estate marketing timelines to determine the best alternative to foreclosure. Accredited’s loss mitigation personnel continue to actively attempt to resolve the delinquency while its foreclosure personnel begin the foreclosure process. Accredited’s loss mitigation tools include payment plans, short sales, deeds in lieu of foreclosure, stipulated forbearance plans, deferments, reinstatements and modifications.

Delinquent accounts not resolved through collection and loss mitigation activities are foreclosed in accordance with state and local laws. Foreclosure timelines are managed through a timeline report built into the loan servicing system. The report schedules key dates throughout the foreclosure process, enhancing Accredited’s ability to monitor and manage the process. Properties acquired through foreclosure are transferred to the real estate owned, or REO, sub-unit to manage eviction and marketing of the properties. Once a property is vacant, it is listed with a local real estate agent who develops a marketing strategy designed to maximize the net recovery upon liquidation. Second opinions on the value of the property are obtained to validate recommendations given by the primary listing agent. Property listings are reviewed several times monthly to ensure the properties are properly maintained and actively marketed.

Accredited’s loan administration unit also handles hazard and mortgage insurance claims, mortgage bankruptcies, condemnations and other special servicing needs.

Servicing Department Infrastructure

Accredited services its loans using its configuration of Interlinq Loan Servicing software provided by Harland Financial Services. Accredited also has additional software modules for the management of bankruptcy, foreclosure and REO processes. Accredited’s technology delivers helpful data regarding the loan and the borrower to the desktops of Accredited’s servicing personnel. Accredited also has all of its files electronically imaged so that its servicing personnel have access to each file without having to retrieve a paper file.

Monthly incentive plans are in place for all collections, loss mitigation, foreclosure and REO personnel and are tied directly to performance of the servicing portfolio. Both individual and team goals are used to encourage superior results and cooperation between unit members.

Ongoing training for Accredited’s servicing personnel is provided regularly and covers major relevant topics within the servicing department. In the collection and loss mitigation areas, supervisors and managers monitor actual telephone calls by each collector on a monthly basis and follow up with one-on-one training and direction. In addition, scripts tailored to typical borrower circumstances are posted at each workstation to ensure the employee asks the appropriate questions for the type of delinquency situation the borrower is experiencing.

Outside legal counsel conduct on site classes or seminars for the foreclosure and bankruptcy areas approximately on a quarterly basis. Title company representatives also provide on-site training on title issues.

All of Accredited’s servicing functions are administered from Accredited’s San Diego headquarters. Hours of operation for Accredited’s servicing department are 6:30 am to 6:00 pm, Monday through Friday, and Accredited uses staggered shifts to cover the different time zones where its borrowers and collateral properties are located. Collection personnel also work one or two Saturdays each month, depending upon the day of the week on which each month end falls. Evening and weekend hours are used to facilitate contact with borrowers that are otherwise unavailable during regular business hours.

Accredited’s Delinquency and Loss Experience

The following tables set forth information about the delinquency and loss experience of the mortgage loans Accredited services (which are primarily loans Accredited has originated and have been or may be securitized) for the periods indicated.

In general, the table reflects a decrease in Accredited’s delinquency and loss percentages but an increase in Accredited’s delinquency and loss levels in dollars as its servicing portfolio has increased in size and average age. The fact that the table does not show consistent changes in delinquency and loss levels across all categories may reflect normal variances in a smaller servicing portfolio. Accredited does not expect to be able to maintain its delinquency and loss ratios at the current level as the average age of its portfolio increases.

	As of or for the year ended December 31,
	2001	2002	2003
	(dollars in thousands)
Total servicing portfolio	$1,301,121	$2,268,498	$3,695,976
Delinquencies
30-59 days
Principal balance	$8,738	$7,730	$8,954
Percentage(1)	0.7%	0.3%	0.2%
60-89 days
Principal balance	$2,903	$3,350	$3,361
Percentage(1)	0.2%	0.2%	0.1%
90 or more days
Principal balance	$13,195	$14,107	$13,214
Percentage(1)	1.0%	0.6%	0.4%
Foreclosures
Principal balance	$34,493	$23,930	$28,367
Percentage(1)	2.7%	1.1%	0.8%
Total delinquencies and foreclosures
Principal balance	$59,329	$49,117	$53,896
Percentage(1)	4.6%	2.2%	1.5%
Real estate owned(2)
Principal balance	$11,404	$11,749	$10,699
Percentage(1)	0.9%	0.5%	0.3%
Total delinquencies, foreclosures and real estate owned
Principal balance	$70,733	$60,866	$64,595
Percentage(1)	5.5%	2.7%	1.8%
Losses on servicing portfolio	$8,395	$14,024	$17,646
Losses as a % of average monthly servicing portfolio(3)	0.9%	0.9%	0.6%

(1)	Percentage of servicing portfolio at year end.

(2)	Based on the aggregate principal balance of the mortgage loans secured by mortgaged properties the title to which has been acquired through foreclosure, deed in lieu of foreclosure or similar process.

(3)	Percentages based upon average monthly servicing portfolio.

Accredited reviews its delinquency and loss rates when valuing its mortgage-related securities. Increases in actual delinquency and loss rates could affect the loss assumptions used in valuing Accredited’s mortgage-related securities. If the loss assumptions used to value Accredited’s mortgage-related securities are increased, it could result in a decrease in their value, which would adversely affect Accredited’s operating results and potentially decrease the cash flows it expects to receive.

Competition

Accredited faces intense competition in the businesses of originating and selling mortgage loans.

Accredited’s competitors in mortgage origination include consumer finance companies and other diversified financial institutions, mortgage banking companies, commercial banks, credit unions, savings and loans, credit card issuers and insurance finance companies. Many traditional mortgage lenders also offer products similar to those Accredited offers to its borrowers. Fannie Mae and Freddie Mac are also adapting their programs to include non-conforming products and have begun to expand their operations into the non-prime market. Accredited also expects increased competition over the Internet. Many of these competitors, including large financial corporations taking advantage of consolidation opportunities in the industry, are substantially larger and have more capital, or have greater access to capital at lower costs than Accredited’s cost of capital under its warehouse credit facilities, and may have greater technical and marketing resources than Accredited. Efficiencies in the asset-backed securities market have generally created a desire for increasingly larger transactions, giving companies with greater volumes of originations a competitive advantage.

Competition in the industry can take many forms, including interest rate and cost of a loan, convenience in obtaining a loan, the underwriting requirements for a loan, customer service, amount and term of a loan, and marketing and distribution channels. Additional competition may lower the rates Accredited can charge borrowers and potentially lower gains from cash-based whole loan trades and the net interest margin from securitizations. Accredited believes it competes primarily based upon the quality of the service it provides to mortgage brokers, particularly those with whom Accredited cultivates key account relationships. Accredited guarantees turn-around times, offer coherent, presentable approvals, personal contact and a comprehensive menu of products for its customers. Accredited endeavors to make it easier to do business with Accredited than with competitors. In exchange, Accredited minimizes yield spread premium to mortgage brokers, avoids unwarranted credit exceptions, and charges for the risk it takes. Accordingly, competitors may offer better financial terms to potential borrowers and Accredited may be unable or unwilling to originate loans with comparable terms.

Accredited believes that its competitive strengths are:

•	Growth Using Conservative Management Principles. Accredited focuses on originating high-quality loans and generating predominately cash earnings rather than non-cash gain on sale earnings. Accredited has increased its loan originations and revenue every year since inception using its conservative management principles.

•	Profit-Based Business Model and Supporting Tools. Accredited has created a culture that provides economic incentives to its employees to assess the risk in its loans correctly, report the risk accurately, and price the risk so as to assure both fairness to the borrower and profits to Accredited. Accredited believes that its profit-oriented philosophy and technology tools give it a competitive advantage by directly rewarding employees for contributing to Accredited’s fundamental business goal of sustained profitability.

•	Experience. Accredited’s top 22 managers have an average of 20 years of experience in consumer finance and non-prime mortgage lending. Each of Accredited’s eight divisions is run by a seasoned executive who is evaluated and compensated based upon the profitability, including a full allocation of corporate costs and loan losses, of the executive’s division.

•	Diversification. Accredited has diversified its loan origination, financing and disposition channels. Accredited’s top ten brokers in 2003 represented in the aggregate less than 7% of total loan origination volume. As of December 31, 2003, Accredited has eight separate warehouse lenders. In 2003, Accredited sold to an aggregate of 23 whole loan purchasers, and in 1996, 2000, 2002 and 2003, Accredited successfully completed a total of seven independent securitizations.

Accredited believes these strengths enable it to originate better-performing, non-prime loans, and grow a more profitable, more conservatively managed company than many of its competitors. Accredited’s competitive position may be affected by fluctuations in interest rates and general economic conditions. During periods of rising interest rates, competitors that have “locked in” low borrowing costs may have a competitive advantage. During periods of declining interest rates, competitors may solicit Accredited’s borrowers to refinance their loans. During economic slowdowns or recessions, Accredited’s borrowers may face new financial difficulties and may be receptive to refinancing offers by competitors.

Regulation

The mortgage lending industry is highly regulated. Accredited’s business is regulated by federal, state, and local government authorities and is subject to federal, state and local laws, rules and regulations, as well as judicial and administrative decisions that impose requirements and restrictions on Accredited’s business. At the federal level, these laws and regulations include:

•	the Equal Credit Opportunity Act;

•	the Federal Truth in Lending Act;

•	the Home Ownership and Equity Protection Act;

•	the Real Estate Settlement Procedures Act;

•	the Fair Credit Reporting Act;

•	the Fair Debt Collection Practices Act;

•	the Home Mortgage Disclosure Act;

•	the Fair Housing Act;

•	the Sarbanes-Oxley Act;

•	the Gramm-Leach-Bliley Act;

•	the Soldiers and Sailors Civil Relief Act; and

•	the Telemarketing and Consumer Fraud and Abuse Prevention Act.

These laws, rules and regulations, among other things:

•	impose licensing obligations and financial requirements;

•	limit the interest rates, finance charges, and other fees that Accredited may charge;

•	prohibit discrimination;

•	impose underwriting requirements;

•	mandate disclosures and notices to consumers;

•	in some cases, impose assignee liability on the entities that purchase Accredited’s mortgage loans or on Accredited for loans it purchased;

•	mandate internal controls and financial disclosures;

•	restrict sharing of personal, non-public information; and

•	prohibit certain patterns of unsolicited phone calls, establish time of day restriction on such calls, and require certain disclosures in sales calls.

Accredited’s failure to comply with these laws can lead to:

•	civil and criminal liability;

•	loss of approved status;

•	demands for indemnification or loan repurchases from buyers of Accredited’s loans;

•	class action lawsuits; and

•	administrative enforcement actions.

Accredited actively analyzes and monitors the laws, rules and regulations that apply to its business, as well as the changes to such laws, rules and regulations. Accredited seeks to maximize the extent to which it can program the laws, rules and regulations into its technology tools, thereby substantially reducing human error as a source of non-compliance. In addition, user-friendly summaries of relevant laws, rules and regulations are directly distributed to all appropriate personnel, and losses attributable to non-compliance are factored into many of Accredited’s incentive compensation calculations, thereby encouraging responsibility for compliance throughout the organization, including the loan origination operations. Accredited’s compliance with laws, rules and regulations is reviewed, not only by Accredited’s own quality control department, but by the warehouse lenders who finance Accredited’s loans, the institutions that purchase Accredited’s loans, the investment bankers, rating agencies and insurers that are involved in the securitization of Accredited’s loans, and the regulating governmental agencies. Because of the national scope of these operations, Accredited is continuously in one stage or another of an audit by one or more governmental agencies, and Accredited does not believe that such audits have ever resulted in findings of material violations or the imposition of significant penalties.

New Areas of Regulation

Regulatory and legal requirements are subject to change, making Accredited’s compliance more difficult and/or expensive, or otherwise restricting Accredited’s ability to conduct its business as it is now conducted. In particular, federal, state and local governments have become more active in the consumer protection area in recent years. For example, the federal Gramm-Leach-Bliley financial reform legislation imposes additional privacy obligations on Accredited with respect to its applicants and borrowers. Several states are also considering adopting privacy legislation. In addition, several federal, state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate so-called “predatory” lending practices.

The federal Home Ownership and Equity Protection Act (“HOEPA”) identifies a category of mortgage loans and subjects such loans to restrictions not applicable to other mortgage loans. Loans subject to HOEPA consist of loans on which certain points and fees or the annual percentage rate (“APR”) exceed specified levels. Liability for violations of applicable law with regard to loans subject to HOEPA would extend not only to Accredited, but to the purchasers of its loans as well. Accredited generally does not make loans that are subject to HOEPA because the purchasers of Accredited’s loans and/or the lenders that provide financing for Accredited’s loan origination operations do not want to purchase or finance such loans. On October 1, 2002, the APR and “points and fees” thresholds for determining loans subject to HOEPA were lowered, thereby expanding the scope of loans subject to HOEPA. Accredited anticipates that it will continue to avoid making loans subject to HOEPA, and the lowering of the thresholds beyond which loans become subject to HOEPA may prevent Accredited from making certain loans and may cause Accredited to reduce the APR or the points and fees on loans that it does make. If Accredited decides to relax its restrictions on loans subject to HOEPA because the purchasers of Accredited’s loans and/or the lenders that provide financing for Accredited’s loan origination operations relax their restrictions, Accredited will be subject to greater risks for actual or perceived non-compliance with HOEPA and other applicable laws, including demands for indemnification or loan repurchases from Accredited’s lenders and loan purchasers, class action lawsuits and administrative enforcement actions.

Laws, rules and regulations have been adopted, or are under consideration, at the state and local levels that are similar to HOEPA in that they impose certain restrictions on loans on which certain points and fees or the APR exceeds specified thresholds, so-called “high cost” loans. The restrictions include prohibitions on “steering” borrowers into loans with high interest rates and away from more affordable products, selling unnecessary insurance to borrowers, “flipping” or repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans. Compliance with some of these restrictions requires lenders to make subjective judgments, such as whether a loan will provide a “net tangible benefit” to the borrower. These restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation.

In general, it is against Accredited’s policy to engage in the practices prohibited by these laws, and Accredited could originate “high cost” loans that comply with all the requirements of these laws. However, Accredited has generally avoided originating “high cost” loans because the rating agencies generally will not rate securities backed by such loans and the companies that buy Accredited’s loans and/or provide financing for Accredited’s loan origination operations generally do not want to buy or finance such loans. The continued enactment of these laws, rules and regulations may prevent Accredited from making certain loans that it might otherwise make, may cause Accredited to cease operations in certain jurisdictions altogether, and may cause Accredited to reduce the APR or the points and fees on loans that it does make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for non-prime loans, making it difficult to fund, sell or securitize any of Accredited’s loans. If Accredited decides to relax its restrictions on loans subject to these laws, rules and regulations, Accredited will be subject to greater risks for actual or perceived non-compliance with such laws, rules and regulations, including demands for indemnification or loan repurchases from its lenders and loan purchasers, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages, and administrative enforcement actions. If nothing else, the growing number of these laws, rules and regulations will increase Accredited’s cost of doing business as Accredited is required to develop systems and procedures to ensure that it does not violate any aspect of these new requirements.

Yield Spread Premiums

A substantial portion of Accredited’s mortgage loans are originated through independent mortgage brokers. Mortgage brokers provide valuable services in the loan origination process and are compensated for their services by receiving fees on loans. Brokers may be paid by the borrower, the lender or both. If a borrower cannot or does not want to pay the mortgage broker’s fees directly, the loan can be structured so that the mortgage broker’s fees are paid from the proceeds of the loan, or the loan can provide for a higher interest rate or higher fees to the lender. The increased value of a loan with a higher interest rate enables the lender to pay all or a portion of the broker’s compensation. This form of compensation is often referred to as a “yield spread premium.” Regardless of its label or method of calculation, the payment is intended to compensate the broker for the services actually performed and the facilities actually provided. Competitive forces currently demand that Accredited pay mortgage brokers yield spread premiums on many of the loans it originates.

The federal Real Estate Settlement Procedures Act (“RESPA”) prohibits the payment of fees for the mere referral of real estate settlement service business. This law does permit the payment of reasonable value for services actually performed and facilities actually provided unrelated to the referral. On September 18, 2002, the Eleventh Circuit Court of Appeals issued a decision in Heimmermann v. First Union Mortgage Corp. that reversed the court’s earlier decision in Culpepper v. Irwin Mortgage Corp., in which the court found the yield spread premium payments received by a mortgage broker to be unlawful per se under RESPA. The Department of Housing and Urban Development (“HUD”) had responded to the Culpepper decision by issuing a policy statement (2001-1) taking the position that lender payments to mortgage brokers, including yield spread premiums, are not per se illegal. The Heimmermann decision eliminated a conflict that had arisen between the Eleventh Circuit and the Eighth and Ninth Circuit Courts of Appeals, with the result that all federal circuit courts, which have considered the issue have aligned with the HUD policy statement and found that yield spread premiums are not prohibited per se. If other circuit courts that have not yet reviewed this issue disagree with the Heimmermann decision, there could be a substantial increase in litigation regarding lender payments to brokers and in the potential costs of defending these types of claims and in paying any judgments that might result.

Licensing

Accredited is licensed or registered (or exempt from licensing or registration requirements) by the relevant governmental agencies in all 50 states and in the District of Columbia to originate first and junior priority mortgages.

In the future, Accredited may consider procuring a federal depository institution charter or acquiring an institution with such a charter in order to reduce the volume of state and local laws and regulations with which Accredited must comply. If Accredited proceeds with this strategy, however, Accredited will also be subject to a variety of other regulations with which it does not currently have to comply.

Environmental

In the ordinary course of business, from time to time Accredited forecloses on properties securing loans that are in default. There is a risk that hazardous or toxic waste could be found on these properties and Accredited may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and cleanup costs incurred in connection with the contamination. To date, Accredited has been required to perform investigation or clean up activities in only one instance, and Accredited has not been subject to any other environmental claims. This clean up activity has been completed and had no material effect on Accredited’s business. Accredited cannot assure you, however, that this will remain the case in the future.

Employees

Accredited employed 2,056 full-time employees as of December 31, 2003. None of Accredited’s employees are represented by a union or covered by a collective bargaining agreement. Accredited believes its relations with these employees are good. Accredited has a policy of conducting a comprehensive employee opinion survey approximately every 18 months. Accredited has conducted three such surveys so far and has won three Peter Barron Stark Awards for Workplace Excellence.

Legal Proceedings

Because the nature of Accredited’s business involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, Accredited is subject to various legal proceedings in the ordinary course of business related to foreclosures, bankruptcies, condemnation and quiet title actions, and alleged statutory and regulatory violations. Accredited is also subject to legal proceedings in the ordinary course of business related to employment matters. Except as specifically set forth below, Accredited does not believe that the resolution of these lawsuits in the ordinary course of business will have a materially adverse effect on Accredited’s financial position or results of operations.

In December 2002, Accredited was served with a complaint and motion for class certification in a class action lawsuit, Wratchford et al. v. Accredited Home Lenders, Inc., brought in Madison County, Illinois under the Illinois Consumer Fraud and Deceptive Business Practices Act and the consumer protection statutes of the other states in which Accredited does business. In early January, Accredited removed the case to the United States District Court for the Southern District of Illinois. The complaint alleges that Accredited has a practice of misrepresenting and inflating the amount of fees Accredited pays to third parties in connection with the residential mortgage loans Accredited funds. Plaintiffs claim to represent a nationwide class consisting of all other persons similarly situated, that is, all persons who paid money to Accredited to pay, or reimburse Accredited’s payments of, third-party fees in connection with residential mortgage loans and never received a refund for the difference between what they paid and what was actually paid to the third party. Plaintiffs are seeking to recover damages on behalf of themselves and the class, in addition to pre-judgment interest, post-judgment interest, and any other relief the court deems just and proper. Accredited filed an answer to the complaint on January 17, 2003, but a date for hearing the motion for class certification has not yet been established and there has been no ruling on the merits of either the plaintiffs’ individual claims or the claims of the class. At the present time, the ultimate outcome of this matter and the amount of liability, if any, that may result is not determinable, and no amounts have been accrued in Accredited’s financial statements with respect to this matter. Accredited intends to vigorously defend this matter and does not believe it will have a material adverse effect on Accredited’s business.

In January 2004, Accredited was served with a complaint, Yturralde v. Accredited Home Lenders, Inc., brought in Sacramento County, California. The complaint alleges that Accredited violated California and federal law by misclassifying the plaintiff, formerly a commissioned loan officer for Accredited, as an exempt employee and failing to pay the plaintiff on an hourly basis and for overtime worked. The plaintiff seeks to recover, on behalf of himself and all of Accredited’s other similarly situated current and former employees, lost wages and benefits, general damages, multiple statutory penalties and interest, attorneys’ fees and costs of suit, and also seeks to enjoin further violations of wage and overtime laws and retaliation against employees who complain about such violations. Under California law, a private individual who is not a current or former employee of an employer may bring an action to enforce certain provisions of California law against that employer. Such a complaint regarding this matter has been filed and served upon Accredited. In addition, Accredited has been served with ten substantially similar complaints on behalf of other former and current employees of Accredited, which ten actions have been consolidated with the Yturralde action. Accredited has filed or will file motions to compel arbitration of all of the matters, but no hearing has been had on any such motion to date. Accredited does not believe that these matters will have a material adverse affect on its business, but, at the present time, the ultimate outcome of the litigation and the total amount of liability is not determinable. Accordingly, Accredited has not accrued any amounts in its financial statements with respect to the litigation. However, Accredited is pursuing settlements directly with current and former employees covered by the allegations of the complaints and, to date, Accredited has effected settlements with many of these current and former employees. Accordingly, Accredited has accrued amounts that are estimable in its financial statements for this group of current and former employees.

In June 2004, Accredited was served with a class action complaint, Aslam v. Accredited Home Lenders, Inc., et al., brought in Cook County, Illinois. The complaint alleges that the purchase money, first priority mortgage loan Accredited made to the plaintiff violated Illinois law because the loan, which had an interest rate in excess of 8%, included a prepayment charge and because Accredited charged certain fees for the loan, which fees allegedly exceeded 3% of the original loan amount. The plaintiff seeks to recover, on behalf of himself and all other individuals to which Accredited made loans with the same alleged violations, the damages allowed by statute, interest, costs and attorneys’ fees. The damages allowed by statute include actual economic damage and an amount equal to twice the total of all interest, discount and charges determined by the loan contract or paid by the obligor, whichever is greater. To the extent the plaintiff’s loan included any provisions or fees which might otherwise violate Illinois law, Accredited included those provisions or fees in plaintiff’s loan on the basis that federal law preempted Illinois law with respect to plaintiff’s loan. Accredited’s position in this regard was consistent with prior case law and previously announced positions of the Illinois Attorney General and the Illinois Office of Banks and Real Estate. However, in U.S. Bank, National Association, et al., v. Clark, et al., consolidated cases that involve alleged violations of Illinois law similar to those alleged against Accredited, an Illinois appellate court recently held that federal preemption was not available for the non-purchase money, first priority mortgage loans involved in those cases. A petition for leave to appeal to the Supreme Court of Illinois has been filed in the Clark litigation, but, if the Clark decision is not reversed on appeal, the rationale by which the Clark court reached its decision may undermine Accredited’s ability to rely on federal preemption with respect to the loans it made to the plaintiff and other Illinois residents. Accredited does not believe the loan it made to the plaintiff violates Illinois law even if not preempted by federal law, and an agreement in principle has been reached to settle the Aslam suit for a nominal sum. However, the potential liability to Accredited represented by the Clark decision still exists. If one or more other Illinois residents were to successfully pursue a class action against Accredited based on the Clark decision, the potential liability could materially and adversely affect Accredited. At the present time, the likelihood of such a suit being brought, the ultimate outcome of any such suit and the amount of liability, if any, that might result is not determinable, and Accredited has not accrued any amounts in its financial statements with respect to this potential liability.

MANAGEMENT OF REIT

Executive Officers

REIT’s executive officers are as follows:

James A. Konrath, Chief Executive Officer.

Ray W. McKewon, Executive Vice President and Secretary.

Joseph J. Lydon, President and Chief Operating Officer.

John Buchanan, Chief Financial Officer.

David E. Hertzel, General Counsel.

Trustees

REIT’s Board of Trustees consists of the following members:

James H. Berglund.

Gary M. Erickson.

Bowers W. Espy.

Jody A. Gunderson.

James A. Konrath.

Joseph J. Lydon.

Ray W. McKewon.

Richard T. Pratt.

For a brief biographical background of each of REIT’s executive officers and directors, see “Management of Accredited.”

MANAGEMENT OF ACCREDITED

Directors

Accredited’s Board of Directors consists of the following members:

James H. Berglund, 72, has served as a director of Accredited since September 1999. Mr. Berglund is chairperson of the Compensation Committee and a member of the Nominating and Corporate Governance Committee of Accredited’s Board. Mr. Berglund currently serves as a general partner and managing member of Enterprise Partners Venture Capital, positions he has held since 1985. Prior to his current positions with Enterprise Partners Venture Capital, Mr. Berglund was President and a director of Continuous Curve Contact Lenses, Inc., a publicly traded company in the contact lens field that was acquired by Revlon in 1980. Mr. Berglund earned his Bachelor of Science degree in Economics from the University of Wisconsin in 1954 and Doctor of Optometry degree from Pacific University in 1960. Mr. Berglund is a board member and compensation committee member of several private companies and a director of Captiva Software Corporation, a publicly traded company.

Gary M. Erickson, 53, has served as a director of Accredited since March 2003. Mr. Erickson is chairperson of the Nominating and Corporate Governance Committee and a member of the Audit Committee of Accredited’s Board. Mr. Erickson is currently practicing law at the Law Offices of Gary Erickson, emphasizing business law, estate planning, real estate law and taxation. In April 2004, Mr. Erickson retired as an active duty Navy Captain in command of a Navy reserve region consisting of 10,000 personnel assigned to 330 reserve units. He has also served as the Deputy Commander and Chief of Staff for the Commander, Naval Surface Forces, U.S. Pacific Fleet. As a commander, he performed Chief Executive Officer equivalent functions for operational forces comprised of 5,500 personnel assigned to twelve Navy ships and managed assets valued in excess of $8 billion. As Chief of Staff, he performed Chief Operating Officer equivalent functions for the 23,000 personnel assigned to all Navy ships and shore support activities in the Pacific Fleet. Mr. Erickson served in the Navy from 1974 to 2004. Mr. Erickson earned a Juris Doctor degree from the Lewis and Clark Law School in 1983 and a Master of Laws degree in Taxation from the University of San Diego School of Law in 1992 and is a member of the State Bars of California and Oregon.

Bowers W. Espy, 53, has 30 years of experience in mortgage and corporate finance. Mr. Espy joined Merrill Lynch as vice president, mortgage finance officer and mortgage securities trader in 1983. In 1985, he established Merrill Lynch’s first residential and commercial whole loan trading department. In 1987, he was named executive vice president and chief operating officer of Merrill Lynch Mortgage Capital Inc., responsible for all mortgage securitization activity, CMO issuance and the operation of Merrill Lynch’s mortgage banking subsidiary. From 1989 to 1993, as managing director of investment banking and head of the financial institutions restructuring group, Mr. Espy had responsibility for the acquisition of residential and commercial loan portfolios and consumer receivables, primarily from the Resolution Trust Corporation. He was named co-head of the depository institutions’ mergers and acquisitions department in 1993 where, among other assignments, he served as senior advisor to Dime Savings Bank of New York in a financial institution rights offering. Prior to joining Merrill Lynch in 1983, Mr. Espy served as deputy director of financial analysis and policy research at the Federal Home Loan Bank Board in Washington, DC. In 2000, Mr. Espy joined LinkShare Corporation, a pioneering online affiliate marketing company, as senior vice president and chief financial officer. Mr. Espy earned a Bachelor of Science degree in business administration in 1972 and a Master of Arts degree in economics in 1976 from the University of Florida.

Jody A. Gunderson, 41, has served as a director of Accredited since January 2000. Ms. Gunderson is chairperson of the Audit Committee and a member of the Compensation Committee of Accredited’s Board. Ms. Gunderson currently serves as a senior trader at Cargill Financial Services Corporation, a position that she has held since 1998. In that position Ms. Gunderson manages investments in portfolios of credit-intensive residential mortgage loans and consumer loans and manages co-investment and servicing relationships. From 1994 to 1998, Ms. Gunderson served as an investment manager at Cargill Financial Services Corporation, providing capital to subprime mortgage companies and other specialty finance companies. From 1985 to 1994, Ms. Gunderson worked at PricewaterhouseCoopers LLP. She was a manager in the financial services industry practice where she served investment fund, commercial banking and thrift clients. Ms. Gunderson earned her Bachelor of Science degree in Accounting from the University of Minnesota in 1986 and is a certified public accountant in Minnesota (inactive).

James A. Konrath, 58, co-founded Accredited and has served as its Chairman of the Board and Chief Executive Officer since its formation in 1990. In addition, Mr. Konrath served as Accredited’s President from 1990 to 1998. Prior to founding Accredited, Mr. Konrath was the President and Chief Executive Officer of Security Pacific Financial Services, Inc., where he managed over 1,900 people in more than 300 consumer finance offices, from 1986 to 1989. From 1983 to 1986, Mr. Konrath was the President and Chief Executive Officer of Security Pacific Housing Services, where he founded a new subsidiary focused on manufactured housing loans. Mr. Konrath earned his Bachelor of Arts degree in Accounting with a minor in Economics from the University of Wisconsin — Whitewater in 1969.

Joseph J. Lydon, 45, has served as president and chief operating officer of Accredited since May 1998. He joined Accredited’s Board as the third inside director along with co-founders Jim Konrath and Ray McKewon. Mr. Lydon joined Accredited in February 1997 as director of sales and marketing. Mr. Lydon joined Accredited from Ford Consumer Finance, a division of The Associates First Capital Corporation, where he served as executive vice president for the western division from 1993 to 1997. From 1977 to 1993, Mr. Lydon worked at Security Pacific Financial Services, Inc., rising to the level of senior vice president in charge of six operating divisions. Mr. Lydon earned a Bachelor of Science degree in management from Pepperdine University in 1991.

Ray W. McKewon, 56, co-founded Accredited and has served as its Executive Vice President, Secretary and a director since its formation in 1990. From 1980 to 1990, Mr. McKewon was a managing partner of the Enterprise Management Company, a venture capital firm that he founded. Mr. McKewon earned his Bachelor of Science degree in Mathematics and his Bachelor of Arts degree in English from the University of Oklahoma in 1970, and his Masters degree in Business Administration from Pepperdine University in 1975.

Richard T. Pratt, DBA, 67, has served as a director of Accredited since March 2003. Dr. Pratt is a member of the Audit, Compensation and Nominating and Corporate Governance Committees of Accredited’s Board. Dr. Pratt is currently the Chairman of Richard T. Pratt Associates, a position he has held since 1992, at which he performs consulting activities. Dr. Pratt also held the positions of Associate Professor and Professor of Finance at the David Eccles School of Business at the University of Utah from 1966 to 1997, when he retired. From 1991 to 1994, Dr. Pratt served as Managing Director of the Financial Institutions Group of Merrill Lynch. From 1983 to 1991, Dr. Pratt served as Chairman of Merrill Lynch Mortgage, Inc., a subsidiary of Merrill Lynch & Company. Dr. Pratt was Chairman of the Federal Home Loan Mortgage Corporation from 1981 to 1983, and served as Chairman of the Federal Home Loan Bank Board from 1981 to 1983. In addition, Dr. Pratt currently serves as a director of American Residential Investment Trust, Inc., a position he has held since 1997, and as director of Celtic Bank, Salt Lake City, a position he has held since 2001. Dr. Pratt received his Bachelor of Science degree in Finance from the University of Utah in 1960, his Masters in Business Administration from the University of Utah in 1961, and his Doctor of Business Administration from Indiana University in 1966.

On July 23, 2004, Accredited appointed two new members to its Board of Directors, Joseph J. Lydon and Bowers W. Espy. As a result, the size of Accredited’s Board of Directors increased from six to eight members. Accredited’s Board of Directors has determined that, other than Mr. Konrath, Mr. McKewon and Mr. Lydon, each of the members of the Board is an independent director as defined by the NASDAQ rules.

Executive Officers

Accredited’s executive officers and their ages as of December 31, 2003 are as follows:

James A. Konrath, 58, Chief Executive Officer.

Ray W. McKewon, 56, Executive Vice President and Secretary.

Joseph J. Lydon, 45, has served as Accredited’s President and Chief Operating Officer since May 1998. From February 1997 until that time, Mr. Lydon was Accredited’s Director of Sales and Marketing. From 1993 to 1997, Mr. Lydon was the Executive Vice President for the western division of Ford Consumer Finance, a division of The Associates First Capital Corporation. From 1977 to 1993, Mr. Lydon worked at Security Pacific Financial Services, Inc. where he ultimately became a Senior Vice President with full profit and loss responsibilities and oversight of six divisions. Mr. Lydon earned his Bachelor of Science degree in Management from Pepperdine University in 1991.

John S. Buchanan, 48, has served as Accredited’s Chief Financial Officer since April 2001. Prior to joining Accredited, Mr. Buchanan was Controller of GreenPoint Credit, a non-prime consumer finance entity, from 1998 to 2001. There, Mr. Buchanan was responsible for accounting, planning, financial analysis, cash management and facilities. From 1992 to 1998, Mr. Buchanan was Senior Vice President and Chief Financial Officer of GreenPoint Credit’s predecessor, BankAmerica Housing Services. From 1981 to 1990, Mr. Buchanan worked for Security Pacific Financial Services, Inc. where he ultimately became Vice President of Financial Planning and Analysis. Mr. Buchanan earned his Bachelor of Science degree in Business in 1978 from San Diego State University.

Jeffrey W. Crawford, 49, has served as Accredited’s Director of Operations since January 1999. Mr. Crawford oversees the corporate underwriting, loan closing, post-closing and asset management/servicing departments. From 1994 to 1999, Mr. Crawford held various positions with Ford Consumer Finance, the most recent of which was Senior Vice President-Division Manager. From 1983 to 1994, Mr. Crawford was the Branch Manager, Director of Credit Scoring Systems, Assistant Vice President Administration and Vice President of Consumer Administration for Security Pacific Financial Services, Inc. Mr. Crawford earned his Bachelor of Science degree in Business from Iowa State University in 1977.

Roxane Helstrom, 48, has served as Accredited’s Director of Marketing since June 2003. Previously, Ms. Helstrom served as Vice President of Marketing for Conseco Finance, most recently in its Mortgage Services division after serving as Market Development Manager for John Deere Credit and Chief Marketing Officer for Credit Union National Association. From 1985 to 1993, Ms. Helstrom worked for Associates Corporation of North America, where she became Senior Vice President of Credit Card Marketing. Ms. Helstrom earned a Bachelor of Arts degree in Psychology from Stephens College in 1976 and a Masters in Business Administration from DePaul University, Chicago, in 1985.

David E. Hertzel, 49, has served as Accredited’s General Counsel since December 1995. Mr. Hertzel is responsible for regulatory compliance, licensing and qualification, corporate record-keeping, litigation, contract negotiation and all other legal matters. Prior to joining Accredited, Mr. Hertzel was Vice President and Senior Counsel of American Residential Mortgage Corporation, from 1991 to 1994. From 1988 to 1991, he was Vice President and Senior Counsel of Imperial Savings Association. Mr. Hertzel earned his Juris Doctor degree from the University of Utah College of Law in 1980 and is a member of the State Bar of California.

James M. Pathman, 39, has served as Accredited’s Chief Information Officer since December 2001. Prior to joining Accredited, Mr. Pathman was the Chief Information Officer and Chief Technology Officer at Option One Mortgage, from 1992 to 2001. Mr. Pathman earned his Bachelor of Arts degree in Business Administration from San Diego State University in 1989.

Juanita L. Rosenfeld, 44, has served as Accredited’s Director of Capital Markets since February 1998. Prior to joining Accredited, Ms. Rosenfeld was Vice President of Portfolio Lending for Ocean West Funding from 1997 to 1998. From 1993 to 1997, Ms. Rosenfeld was the Vice President of Acquisitions with Ford Consumer Finance. Ms. Rosenfeld earned her Bachelor of Arts degree in Social Relations from the University of California at Riverside in 1982.

Joseph F. Weinbrecht, 59, has served as Accredited’s Director of Human Resources and Administration since July 1999. Prior to joining Accredited, Mr. Weinbrecht conducted his own consulting and training practice from 1992 to 1999. From 1981 to 1992, Mr. Weinbrecht held the positions of Vice President of Training, Senior Vice President of Marketing, and ultimately Director of Human Resources of the Consumer Finance Group at Security Pacific Financial Services, Inc. Mr. Weinbrecht earned his Bachelor of Arts degree in History from St. John’s University in 1965, and his Masters degree in Human Resources and Organization Development from the University of San Francisco in 1992.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 2003, there has been no transaction to which Accredited was a party in which the amount involved exceeded $60,000 and in which any director, executive officer, holder of more than 5% of any class of Accredited’s voting securities, or any member of the immediate family of any of the foregoing persons had a direct or indirect material interest, other than the compensation agreements, including stock option agreements, and other agreements and transactions which are described in Accredited’s proxy statement on Schedule 14A filed with the SEC on April 21, 2004 and the transactions described below. These related-party transactions were each negotiated on an arms-length basis and were on no less favorable terms to Accredited than would have been given to a third party. Accredited is also not currently proposing to enter into any such transactions.

On August 1, 2001, Joseph J. Lydon, Accredited’s President and Chief Operating Officer and a holder of 4.8% of Accredited’s common stock, issued a promissory note to Accredited in order to exercise his options to purchase 1,000,000 shares of Accredited’s common stock. The promissory note is due on the earlier of (i) August 1, 2005 or (ii) the termination of Mr. Lydon’s employment with Accredited. The principal amount of the note is $1,250,000, which amount is accruing interest at a rate of 10.6% per annum. Mr. Lydon may prepay the entire principal balance of the note at any time; however, interest on the entire original principal will still be due and payable on each anniversary of the date of the note through the maturity date of the note. This promissory note is full recourse and is secured by Mr. Lydon’s 1,000,000 shares of Accredited’s common stock, pursuant to a stock pledge agreement. Pursuant to a letter from Accredited to Mr. Lydon dated August 1, 2001, Accredited agreed to pay Mr. Lydon supplemental compensation payments of $238,000 on August 1, 2002 and on each August 1 thereafter through August 1, 2005. If Mr. Lydon’s employment with Accredited terminates before August 1, 2005, he is entitled to a pro rata portion of such compensation through the date of termination. In addition, on June 13, 2002, Accredited made a loan to Mr. Lydon to cover certain income taxes payable in connection with his exercise of options. The outstanding principal amount of the loan is currently $26,497, which amount is accruing interest at a rate of 10.0% per annum. The note is due on the earlier of (i) June 13, 2006 or (ii) the termination of Mr. Lydon’s employment with Accredited. Mr. Lydon may prepay the entire principal balance of the note at any time.

For a description of conflicts of interest and related party transactions between Accredited and REIT, see “Business of REIT — Management Policies and Programs — Conflict of Interest Policies” and “Risk Factors —There may be adverse effects from Accredited’s ownership of all of REIT’s common shares.”

DESCRIPTION OF REIT’S SERIES A PREFERRED SHARES

The following summary sets forth certain terms and provisions of REIT’s Series A Preferred Shares. See “Description of Common Shares of REIT” and “Certain Provisions of Maryland Law and of REIT’s Declaration of Trust and Bylaws” in the accompanying prospectus. References in this section to REIT and Accredited mean Accredited Mortgage Loan REIT Trust and Accredited Home Lenders Holding Co., respectively, and not to any of their respective subsidiaries, unless specified otherwise.

General

REIT’s Series A Preferred Shares are a series of preferred shares of beneficial interest of REIT, which preferred shares may be issued from time to time in one or more classes or series with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption as are determined by the Board of Trustees or a duly authorized committee thereof. The Board of Trustees and a duly authorized committee thereof has classified and designated 4,093,678 preferred shares of beneficial interest as Series A Preferred Shares. In August 2004, REIT completed a public offering of 3,400,000 Series A Preferred Shares, and in September 2004 sold an additional 100,000 Series A Preferred Shares pursuant to the exercise of the underwriters’ over-allotment option. The sale of the 3,500,000 Series A Preferred Shares resulted in gross proceeds of $87.5 million to REIT.

When issued, REIT’s Series A Preferred Shares offered by this prospectus supplement and the accompanying prospectus will be validly-issued, fully-paid and nonassessable. The holders of REIT’s Series A Preferred Shares will have no preemptive rights with respect to any of the shares of beneficial interest of REIT or any other securities of REIT convertible into or carrying rights or options to purchase any such shares. REIT’s Series A Preferred Shares will not be subject to any sinking fund or other obligation of REIT for their repurchase or retirement.

The transfer agent, registrar and dividend disbursement agent for the Series A Preferred Shares is Mellon Investor Services LLC.

Further Issuances

REIT may from time to time, without the consent of the holders of REIT’s Series A Preferred Shares, issue additional Series A Preferred Shares, having the same ranking and the same liquidation preference and other terms as the Series A Preferred Shares, except for the issue price and issue date. Any such additional Series A Preferred Shares will, together with the shares offered in this offering and the 3,500,000 Series A Preferred Shares outstanding as of the date of this prospectus supplement, constitute a single series of preferred shares under REIT’s Declaration of Trust.

Dividends

Holders of REIT’s Series A Preferred Shares shall be entitled to receive, if, when and as authorized by the Board of Trustees of REIT and declared by REIT out of assets of REIT legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 9.75% per annum of the $25.00 liquidation preference per share (equivalent to $2.4375 per share per annum). Such dividends shall be cumulative, and shall be payable quarterly in arrears on the last calendar day of March, June, September and December, or, if not a business day, the next succeeding business day, of each year, at such annual rate. The first dividend payment date in respect of the Series A Preferred Shares offered by this prospectus supplement and the accompanying prospectus will be December 31, 2004, covering the quarterly period beginning October 1, 2004. Any dividend payable on REIT’s Series A Preferred Shares for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends in each quarterly period will accrue from the first day of such period, whether or not declared or paid for the prior quarterly period. Each declared dividend shall be payable to holders of record as they appear at the close of business on the register of REIT on such record dates, not exceeding 45 days preceding their payment dates, as shall be fixed by the Board of Trustees of REIT.

No dividends on REIT’s Series A Preferred Shares shall be declared by REIT or paid or set apart for payment by REIT at such time as the terms and provisions of any of REIT’s agreements, including any agreement relating to REIT’s indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach of, or a default under, any agreement or if such declaration or payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on REIT’s Series A Preferred Shares will accrue and be payable under Accredited’s guarantee whether or not current payment of dividends is prohibited, whether or not REIT has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on REIT’s Series A Preferred Shares will accumulate as of the dividend payment date on which they first become payable.

Except as set forth in the next paragraph, unless full cumulative dividends on REIT’s Series A Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for their payment is set apart for payment for all past dividend periods and the then current dividend period:

•	no dividends upon REIT’s common shares or preferred shares that REIT may issue ranking junior to or on parity with REIT’s Series A Preferred Shares as to the payment of distributions and the distribution of assets upon liquidation (other than in common shares or in shares of any series of preferred shares that REIT may issue ranking junior to REIT’s Series A Preferred Shares as to the payment of distributions and the distribution of assets upon liquidation) shall be declared or paid or set aside for payment;

•	no distribution shall be declared or made upon REIT’s common shares or preferred shares that REIT may issue ranking junior to or on parity with REIT’s Series A Preferred Shares as to the payment of distributions and the distribution of assets upon liquidation; and

•	no common or preferred shares that REIT may issue ranking junior to or on parity with its Series A Preferred Shares as to the payment of distributions and the distribution of assets upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by REIT (except by conversion into or in exchange for other shares of beneficial interest that REIT may issue ranking junior to its Series A Preferred Shares as to the payment of distributions and the distribution of assets upon liquidation and except for transfers made pursuant to the provisions of REIT’s Declaration of Trust relating to restrictions on ownership and transfers of its shares of beneficial interest designed to ensure that it remains qualified as a real estate investment trust for federal income tax purposes).

When dividends are not paid in full (or a sum sufficient for such full payment is not set apart) upon REIT’s Series A Preferred Shares and any other series of shares of beneficial interest ranking on a parity as to dividends with REIT’s Series A Preferred Shares:

•	all dividends declared upon REIT’s Series A Preferred Shares and any other series of shares of beneficial interest ranking on a parity as to dividends with REIT’s Series A Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on REIT’s Series A Preferred Shares and such other series of shares of beneficial interest shall in all cases bear to each other the same ratio that full dividends per share on REIT’s Series A Preferred Shares and full dividends, including required or permitted accumulations, if any, on such other series of shares of beneficial interest bear to each other;

•	no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on REIT’s Series A Preferred Shares which may be in arrears; and

•	any dividend payment made on REIT’s Series A Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

Holders of REIT’s Series A Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series A Preferred Shares as provided above. For a discussion of the tax treatment of distributions to shareholders, see “Certain United States Federal Income Tax Considerations.”

Payments in respect of dividends made by Accredited pursuant to the guarantee will constitute full payment of such dividends by REIT, but shall not be subject to the proportionate adjustment required by the foregoing paragraphs.

Redemption

REIT’s Series A Preferred Shares are not redeemable prior to September 30, 2009, except upon the occurrence of a tax event or an investment company event. On or after September 30, 2009, REIT’s Series A Preferred Shares will be redeemable at the option of REIT, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days’ notice by mail, for cash at $25.00 per share plus accrued and unpaid dividends (whether or not declared), if any, to, but excluding, the date of redemption (except when the redemption date falls after the dividend record date and before the corresponding dividend payment date). Holders of REIT’s Series A Preferred Shares to be redeemed shall surrender such Series A Preferred Shares at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any of REIT’s Series A Preferred Shares has been given and if the funds necessary for such redemption have been set aside by REIT in trust for the benefit of the holders of any of such Series A Preferred Shares so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such of REIT’s Series A Preferred Shares, such Series A Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price and any such accrued and unpaid dividends. If less than all of the outstanding Series A Preferred Shares are to be redeemed, the Series A Preferred Shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by REIT.

Unless full cumulative dividends on all of REIT’s Series A Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for their payment has been set apart for payment for the then-current dividend period, no Series A Preferred Shares shall be redeemed unless all outstanding Series A Preferred Shares are redeemed and REIT shall not purchase or otherwise acquire any Series A Preferred Shares; provided, however, that REIT may purchase or acquire Series A Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Shares.

Notice of redemption will be mailed by REIT, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of REIT’s Series A Preferred Shares to be redeemed at their respective addresses as they appear on REIT’s share transfer records. No failure to give notice or any defect in, or in the mailing of, the notice shall affect the validity of the proceedings for the redemption of REIT’s Series A Preferred Shares except as to the specific holder to whom notice was defective or not given. Each notice shall state:

•	the redemption date;

•	the redemption price;

•	the number of REIT’s Series A Preferred Shares to be redeemed;

•	the place or places where the Series A Preferred Shares are to be surrendered for payment of the redemption price; and

•	that dividends on the shares to be redeemed will cease to accrue on such redemption date.

If less than all of REIT’s Series A Preferred Shares held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of Series A Preferred Shares held by such holder to be redeemed, or the method for determining the same. Immediately prior to or concurrently with any redemption of REIT’s Series A Preferred Shares, REIT shall pay, in cash, any accumulated and unpaid dividends through, but excluding, the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each record holder of REIT’s Series A Preferred Shares at the close of business on such dividend record date shall be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date.

REIT’s Series A Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

REIT will also have the right at any time, upon the occurrence of a tax event or an investment company event to redeem REIT’s Series A Preferred Shares, in whole (but not in part) at a redemption price of $25.00 per share, plus accrued and unpaid dividends, if any, to, but excluding, the date of redemption.

A tax event means the receipt by REIT of an opinion of a nationally recognized law firm experienced in such matters to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws or treaties or regulations of the United States or any of its political subdivisions or taxing authority affecting taxation, (ii) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (i.e., an administrative action) or (iii) any amendment to, clarification of, or change in the official position or the interpretation of such administrative action or any interpretation or pronouncement that provides for a position with respect to such administrative action that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification or change is effective or such pronouncement or decision is announced on or after the date of initial issuance of REIT’s Series A Preferred Shares, there is more than an insubstantial risk that (a) dividends paid or to be paid by REIT with respect to the shares of beneficial interest of REIT are not, or will not be, fully deductible by REIT for United States federal income tax purposes or (b) REIT is, or will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

An investment company event means the receipt by REIT of an opinion of a nationally recognized law firm experienced in such matters to the effect that there is more than an insubstantial risk that REIT is or will be considered an “investment company” within the meaning of the Investment Company Act as a result of any judicial decision, any pronouncement or interpretation (irrespective of the manner made known), the adoption or amendment of any law, rule or regulation, any notice or announcement (including any notice or announcement of intent to adopt such rule or regulation) by any U.S. legislative body, court, governmental agency or regulatory authority, in each case after the initial issuance of Series A Preferred Shares.

Certain Restrictions on REIT

In connection with the issuance of REIT’s Series A Preferred Shares, REIT has agreed to be bound by the following covenants:

•	Commencing with the quarter ending December 31, 2004, REIT will be required to have on its balance sheet total shareholders’ equity, as of the end of each quarter and determined in accordance with accounting principles generally accepted in the United States of America, equal to at least $50 million;

•	Commencing with the quarter ending December 31, 2004, REIT will be required to have on its balance sheet loans held for investment (generally defined as securitized loans and loans held for securitization), as of the end of each quarter and determined in accordance with accounting principles generally accepted in the United States of America, greater than or equal to $2 billion; and

•	Commencing with the quarter ending December 31, 2005, REIT will be required, for the four fiscal quarters most recently ended, to have cumulative unencumbered cash flow (generally defined as earnings before interest expense, income tax expense, depreciation and amortization adjusted to exclude extraordinary gains or losses, gains (but not losses) from sales of assets outside the ordinary course of business and income from subsidiaries of REIT to the extent that such subsidiaries are restricted by law or agreement from distributing such income to REIT, except to the extent such income is actually distributed in a period) greater than or equal to six times the cumulative dividend required to be distributed to holders of REIT’s Series A Preferred Shares in those four quarters.

If REIT is not in compliance with any of the foregoing covenants as of the end of any quarter and shall remain in default on one or more covenants as of the end of the following quarter, then no dividends shall be payable on REIT’s common shares until it is in compliance with all of the covenants as of the end of two successive quarters.

Liquidation Distribution

Upon any voluntary or involuntary liquidation, dissolution or winding up of REIT’s affairs, the holders of REIT’s Series A Preferred Shares are entitled to be paid out of REIT’s assets that are legally available for distribution to REIT’s shareholders the sum of (a) the liquidation preference of $25.00 per share, (b) the applicable premium (expressed in dollar amount) as set forth in the table below and (c) an amount equal to any accrued and unpaid dividends (whether or not declared) to the date of payment, before any distribution of assets is made to holders of REIT’s common shares or any series of REIT’s preferred shares that may be issued that ranks junior to REIT’s Series A Preferred Shares as to liquidation rights.

Period	Applicable Premium
August 12, 2004 through August 11, 2005	$2.00
August 12, 2005 through August 11, 2006.	$1.75
August 12, 2006 through August 11, 2007.	$1.50
August 12, 2007 through August 11, 2008.	$1.00
August 12, 2008 through August 11, 2009	$0.50
August 12, 2009 and thereafter	$0.00

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, REIT’s available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all shares of other classes or series of REIT’s shares of beneficial interest that REIT may issue ranking on parity with REIT’s Series A Preferred Shares in the distribution of assets, then the holders of REIT’s Series A Preferred Shares and all other such classes or series of shares of beneficial interest shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, Accredited is required to make any guarantee payments, such payments on REIT’s Series A Preferred Shares will rank junior to all debt and on parity with the most senior preferred shares of Accredited.

Holders of REIT’s Series A Preferred Shares will be entitled to written notice of any such liquidation. After payment of the full amount of the liquidating distributions, including the applicable premium, if any, to which they are entitled, the holders of REIT’s Series A Preferred Shares will have no right or claim to any of REIT’s remaining assets. The consolidation or merger of REIT with or into any other corporation, trust or entity or of any other corporation, trust or entity with or into REIT, or the sale, lease or conveyance of all or substantially all of REIT’s assets or business, shall not be deemed to constitute a liquidation, dissolution or winding up of REIT.

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or otherwise, is permitted under Maryland law, amounts that would be needed, if REIT were to be dissolved at the time of the distribution, to satisfy the liquidation preference of the Series A Preferred Shares will not be added to REIT’s total liabilities.

Voting Rights

All outstanding preferred shares of all classes or series of REIT (including the Series A Preferred Shares), unless otherwise provided in the articles supplementary establishing such class or series, shall vote as a single class with the holders of common shares of REIT on all matters submitted to shareholders generally for a vote (referred to as voting preferred shares). In such case, each voting preferred share shall have a number of votes per share such that, in the aggregate, the voting preferred shares will have 15 percent of the voting power of all classes or series of shares of beneficial interest entitled to vote on the matter, which votes shall be allocated among all outstanding voting preferred shares in proportion to their liquidation preference. Assuming REIT has 100,000 common shares outstanding on such date and no additional preferred shares are issued, each Series A Preferred Share will initially be entitled to approximately 0.00431 votes. In the event that a matter requires a vote of the preferred shares voting as a class, the holders of the Series A Preferred Shares and all other outstanding preferred shares of all classes or series, unless otherwise provided in the articles supplementary establishing such class or series, shall be entitled to vote proportionately with all other preferred shares having similar voting rights as determined by reference to each preferred share’s liquidation preference (each preferred share having one vote per each $25.00 of liquidation preference). The voting rights described above may, at the election of REIT, be rescinded concurrently with any merger, reorganization or business combination involving REIT and (i) Accredited or (ii) a third party acquiror of Accredited or substantially all of the assets of Accredited.

Whenever dividends on any of REIT’s Series A Preferred Shares or any series of preferred shares ranking on parity as to the payment of dividends with REIT’s Series A Preferred Shares shall be in arrears for six or more quarterly periods, whether or not consecutive (i.e., a preferred dividend default), the holders of such Series A Preferred Shares (voting separately as a class with all other series of REIT’s preferred shares ranking on parity with the Series A Preferred Shares as to the payment of distributions and the distribution of assets upon liquidation upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two additional members of REIT’s Board of Trustees (the preferred shares trustees), provided that any such trustees, if elected, shall not cause REIT to violate any applicable corporate governance requirement of the New York Stock Exchange that listed companies must have a majority of independent directors, or any other similar requirement then applicable to REIT, and the number of trustees on the Board of Trustees shall increase by two, at a special meeting called by the holders of record of at least 20% of REIT’s Series A Preferred Shares or any other series of preferred shares ranking on parity with REIT’s Series A Preferred Shares so in arrears, unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on such of REIT’s Series A Preferred Shares and any series of preferred shares ranking on parity as to the payment of dividends with the Series A Preferred Shares for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for their payment set aside for payment.

If and when all accumulated dividends and the dividend for the then current dividend period on REIT’s Series A Preferred Shares and any series of preferred shares ranking on parity as to the payment of dividends with the Series A Preferred Shares shall have been paid in full or set aside for payment in full, the holders of the shares shall be divested of the foregoing voting rights (subject to revesting in the event of each and every subsequent preferred dividend default, for six or more quarterly periods, as described above) and, if all accumulated dividends and the dividend for the then current period have been paid in full or set aside for payment in full on all series of preferred shares ranking on parity with the Series A Preferred Shares upon which like voting rights have been conferred and are exercisable, the term of office of each preferred shares trustee so elected shall terminate and the number of trustees on the Board of Trustees shall decrease by two. Any preferred shares trustee may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the votes entitled to be cast by the outstanding Series A Preferred Shares when they have the voting rights described above (voting separately as a class with all series of preferred shares ranking on parity with the Series A Preferred Shares that REIT may issue upon which like voting rights have been conferred and are exercisable). So long as a preferred dividend default shall continue, any vacancy in the office of a preferred shares trustee may be filled by the written consent of the preferred shares trustees remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the votes entitled to be cast by the outstanding Series A Preferred Shares when they have the voting rights described above (voting separately as a class with all series of preferred shares ranking on parity with the Series A Preferred Shares that REIT may issue upon which like voting rights have been conferred and are exercisable). The preferred shares trustees shall each be entitled to one vote per trustee on any matter.

So long as any of REIT’s Series A Preferred Shares remain outstanding, REIT will not, without the affirmative vote or consent of the holders of at least two-thirds of the votes entitled to be cast by REIT’s Series A Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class with all series of preferred shares ranking on a parity with the Series A Preferred Shares that REIT may issue upon which like voting rights have been conferred and are exercisable), which votes shall be allocated among all such voting preferred shares in proportion to their liquidation preference:

•	authorize or create, or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking prior to the Series A Preferred Shares with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up or reclassify any of REIT’s authorized shares of beneficial interest into such shares, or create, authorize or issue any obligation, or any security, convertible into or evidencing the right to purchase any such shares;

•	amend, alter or repeal any of the provisions of REIT’s Declaration of Trust (including the Articles Supplementary establishing REIT’s Series A Preferred Shares) so as to materially and adversely affect any preferences, conversion, exchange or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of REIT’s Series A Preferred Shares, provided that any increase or decrease in the amount of the authorized preferred shares (subject to the limitation that the number of authorized preferred shares shall not be decreased below the number issued and outstanding at such time), including REIT’s Series A Preferred Shares (subject to the limitation that the number of authorized Series A Preferred Shares shall not be decreased below the number issued and outstanding at such time), or the creation or issuance of any additional Series A Preferred Shares or other series of preferred shares that REIT may issue, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series A Preferred Shares that REIT may issue with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up, shall be deemed not to materially and adversely affect such preferences, conversion, exchange or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption; or

•

enter into, approve or otherwise facilitate a binding share exchange or reclassification involving REIT’s Series A Preferred Shares that materially and adversely affects any of the preferences, conversion, exchange or other rights, voting powers (except as described above in the case of certain merger, reorganization or business combinations), restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series A Preferred Shares or a consolidation, merger or similar transaction unless in the case of a binding share exchange, reclassification, consolidation, merger or other similar transactions the Series A Preferred Shares remain outstanding with preferences, conversion, exchange or other rights, voting powers (except as described above in the case of certain merger, reorganization or business combinations), restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption materially unchanged or, in the case of any such merger or consolidation with respect to which REIT is not the surviving or resulting entity, the shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, in each case with preferences, conversion, exchange or other rights, voting powers (except as described above in the case of certain merger, reorganization or business combinations), restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series A Preferred Shares that are not individually or in the aggregate materially less favorable to the holders of REIT’s Series A Preferred Shares than the preferences, conversion, exchange or other rights, voting powers (except as described above in the case of certain merger, reorganization or business combinations), restrictions, limitation as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series A Preferred Shares as described in this prospectus supplement.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series A Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Independent Trustee Approval

The Articles Supplementary establishing REIT’s Series A Preferred Shares require that, as long as any Series A Preferred Shares are outstanding, certain actions by REIT be approved by a majority of the Independent Trustees. James H. Berglund, Gary M. Erickson, Bowers W. Espy, Jody A. Gunderson and Richard T. Pratt are REIT’s current Independent Trustees. See “Management of REIT.” In order to be considered “independent,” a trustee must not be a current officer or employee of REIT or a current officer or employee of Accredited or of any affiliate of Accredited. In addition, any members of the Board of Trustees of REIT elected by holders of preferred shares, including REIT’s Series A Preferred Shares, will be deemed to be Independent Trustees for purposes of approving actions requiring the approval of a majority of the Independent Trustees. The following actions are the only actions that require approval of a majority of the Independent Trustees:

•	the issuance of additional preferred shares ranking on parity with REIT’s Series A Preferred Shares;

•	the redemption of any common shares;

•	any dissolution, liquidation or termination of REIT prior to September 30, 2009; and

•	the determination to revoke REIT’s real estate investment trust status.

The Articles Supplementary require that, in assessing the benefits to REIT of any proposed action requiring their consent, the Independent Trustees take into account the interests of holders of both the common shares and the preferred shares, including, without limitation, holders of REIT’s Series A Preferred Shares. In considering the interests of the holders of the preferred shares, including, without limitation, holders of REIT’s Series A Preferred Shares, the Independent Trustees shall owe the same duties that the Independent Trustees owe to holders of common shares.

Restrictions on Ownership

For REIT to qualify as a real estate investment trust under the Internal Revenue Code, its shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (other than the first year for which an election to be a real estate investment trust has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a real estate investment trust has been made).

Because the Board of Trustees believes it is at present essential for REIT to qualify as a real estate investment trust, the Declaration of Trust, subject to certain exceptions, contains certain restrictions on the number of shares of beneficial interest of REIT that a person may own. The Declaration of Trust provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% (the “Aggregate Share Ownership Limit”) of the value of all outstanding shares of beneficial interest of REIT.

REIT’s Board of Trustees, in its sole discretion, may exempt a proposed transferee (other than an individual as defined in the Internal Revenue Code to include certain entities) from the Aggregate Share Ownership Limit (an “Excepted Holder”). However, the Board may not grant such an exemption to any person if such exemption would result in REIT being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, would result in shares of beneficial interest in REIT being owned by less than 100 persons or otherwise would result in REIT failing to quality as a real estate investment trust. The person seeking an exemption must represent to the satisfaction of the Board of Trustees that it will not violate the aforementioned restrictions. The person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares causing such violation to the Trust (as defined below). The Aggregate Share Ownership Limit does not apply to the common shares owned, directly or indirectly, by AHL. The Board of Trustees will require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the Board of Trustees, in its sole discretion, in order to determine or ensure REIT’s status as a real estate investment trust.

The Declaration of Trust further prohibits (a) any person from beneficially or constructively owning shares of beneficial interest of REIT that would result in REIT being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause REIT to fail to qualify as a real estate investment trust and (b) any person from transferring shares of beneficial interest of REIT if such transfer would result in shares of beneficial interest of REIT being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of beneficial interest of REIT that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of the beneficial interest of REIT that resulted in a transfer of shares to the Trust, is required to give notice immediately to REIT and provide REIT with such other information as REIT may request in order to determine the effect of such transfer on REIT’s status as a real estate investment trust. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of REIT to attempt to qualify, or to continue to qualify, as a real estate investment trust.

If any transfer of shares of beneficial interest of REIT occurs which, if effective, would result in any person beneficially or constructively owning shares of beneficial interest of REIT in excess or in violation of the above transfer or ownership limitations (a “Prohibited Owner”), then that number of shares of beneficial interest of REIT the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded up to the nearest whole share) shall be automatically transferred to a trust (the “Trust”) for the exclusive benefit of one or more charitable beneficiaries (the “Charitable Beneficiary”), and the Prohibited Owner shall not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date of such violative transfer. Shares of beneficial interest held in the Trust shall be issued and outstanding shares of beneficial interest of REIT. The Prohibited Owner shall not benefit economically from ownership of any shares of beneficial interest held in the Trust, shall have no rights to dividends and shall not possess any rights to vote or other rights attributable to the shares of beneficial interest held in the Trust. The trustee of the Trust (the “Trustee”) shall have all voting rights and rights to dividends or other distributions with respect to shares of beneficial interest held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by REIT that shares of beneficial interest have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares of beneficial interest held in the Trust and, subject to Maryland law, effective as of the date that such shares of beneficial interest have been transferred to the Trust, the Trustee shall have the authority (at the Trustee’s sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by REIT that such shares have been transferred to the Trust and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary. However, if REIT has already taken irreversible trust action, then the Trustee shall not have the authority to rescind and recast such vote.

The Trustee shall sell the shares of beneficial interest held in the Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in the Declaration of Trust. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as follows. The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the Declaration of Trust) of such shares on the day of the event causing the shares to be held in the Trust and (ii) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the Charitable Beneficiary.

In addition, shares of beneficial interest of REIT held in the Trust shall be deemed to have been offered for sale to REIT, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date REIT, or its designee, accepts such offer. REIT shall have the right to accept such offer for a period of ninety days after the later of (i) the date of the event causing the shares to be held in the Trust or (ii) the date REIT determines in good faith that an event causing shares to be held in the Trust has occurred, if REIT does not receive a notice of such event. Upon such a sale to REIT, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as described in the preceding paragraph.

All certificates evidencing common shares and preferred shares will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the Treasury regulations promulgated thereunder) of all classes or series of REIT’s shares of beneficial interest, including preferred shares, within 30 days after the end of each taxable year, is required to give written notice to REIT stating the name and address of such owner, the number of shares of each class and series of shares of beneficial interest of REIT which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to REIT such additional information as real estate investment trust may request in order to determine the effect, if any, of such beneficial ownership on REIT’s status as a real estate investment trust and to ensure compliance with the Aggregate Share Ownership Limit. In addition, each shareholder shall upon demand be required to provide to REIT such information as REIT may request, in good faith, in order to determine REIT’s status as a real estate investment trust and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control of REIT that might involve a premium price for the common or preferred shares or otherwise be in the best interest of the shareholders.

Book-Entry System

The Series A Preferred Shares will be issued in the form of one or more fully registered securities registered in the name of a nominee for The Depository Trust Company, or DTC.

DTC has advised REIT that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

DTC holds securities of institutions that have accounts with it or its participants. Through its maintenance of an electronic book-entry system, DTC facilitates the clearance and settlement of securities transactions among its participants and eliminates the need to deliver securities certificates physically. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Purchases of Series A Preferred Shares under the DTC system must be made through participants, which will receive a credit for the Series A Preferred Shares on DTC’s records. The beneficial ownership interest of each purchaser of Series A Preferred Shares will be recorded on the participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations of the transaction, as well as periodic statements of their holdings, from the participants through which they entered into the transaction. Transfers of ownership interests in the Series A Preferred Shares are to be accomplished by entries made on the books of the participants acting on behalf of beneficial owners.

To facilitate subsequent transfers, shares of Series A Preferred Shares deposited by direct participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of Series A Preferred Shares with DTC and its registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Series A Preferred Shares. DTC’s records reflect only the identity of the direct participants to whose accounts such Series A Preferred Shares is credited, which may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, and by participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of Series A Preferred Shares may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Series A Preferred Shares, such as redemptions, tenders, defaults and proposed amendments to the terms of the Series A Preferred Shares. Beneficial owners of Series A Preferred Shares may wish to ascertain that the nominee holding the Series A Preferred Shares for their benefit has agreed to obtain and transmit notices to beneficial owners.

So long as DTC is the registered holder, redemption notices will be sent to DTC. If less than all of the Series A Preferred Shares within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each participants in such issue to be redeemed.

Neither DTC nor Cede & Co. will consent or vote with respect to Series A Preferred Shares unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC would mail an omnibus proxy to REIT as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those participants to whose accounts Series A Preferred Shares is credited on the record date.

Redemption proceeds, distributions and dividend payments on the Series A Preferred Shares will be made to Cede & Co. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from REIT, on a payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices.

Payments will be the responsibility of participants and not of DTC, REIT, Accredited or the underwriters, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede & Co. (or such other nominee as may be requested by DTC) is REIT’s responsibility. Disbursement of payments to participants is the responsibility of DTC and disbursement of payments to the beneficial owners will be the responsibility of participants.

DTC may discontinue providing its services as depository with respect to the Series A Preferred Shares at any time by giving REIT reasonable notice. Under such circumstances, in the event that a successor depository is not obtained, Series A Preferred Share certificates are required to be printed and delivered. REIT may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Series A Preferred Share certificates will be printed and delivered.

New York Stock Exchange Listing

The Series A Preferred Shares are listed on the New York Stock Exchange under the symbol “AHHPRA.”

DESCRIPTION OF GUARANTEE

Set forth below is a summary of information concerning the guarantee which will be executed and delivered by Accredited for the benefit of the holders from time to time of REIT’s Series A Preferred Shares. This summary does not purport to be complete. References in this section to REIT and Accredited mean Accredited Mortgage Loan REIT Trust and Accredited Home Lenders Holding Co., respectively, and not to any of their respective subsidiaries, unless specified otherwise.

General

Accredited will irrevocably and unconditionally agree to pay in full to the holders of each share of the Series A Preferred Shares, the guarantee payments (as described below) (except to the extent paid by REIT and except as otherwise described in this prospectus supplement), as and when due, regardless of any defense, right of set-off or counterclaim which REIT or Accredited may have or assert. The following guarantee payments, if not paid by REIT, will be subject to the guarantee, without duplication: (i) all accrued and unpaid dividends (whether or not declared) payable on REIT’s Series A Preferred Shares, (ii) the redemption price (including all accrued and unpaid dividends) payable with respect to any of the Series A Preferred Shares redeemed by REIT and (iii) the liquidation preference payable with respect to any of REIT’s Series A Preferred Shares as described under “Description of REIT’s Series A Preferred Shares — Liquidation Distribution.” Accredited’s obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by Accredited or by causing REIT to pay such amounts. If payments on the guarantee and Accredited’s preferred shares that rank on parity with the guarantee cannot be paid in full, payments will be made pro rata based on the liquidation preference and the amount then payable on such preferred shares.

Subordination

The guarantee will constitute an unsecured obligation of Accredited and will rank junior to all other liabilities of Accredited, effectively pari passu with the most senior preferred stock, if any, issued by Accredited and senior to Accredited’s common stock.

Liquidation Distributions on a Winding up

If at the time any guarantee payment is to be paid by Accredited proceedings are pending or have been commenced for the voluntary or involuntary liquidation or winding up of Accredited, the rights of the holders of Series A Preferred Shares against Accredited are subordinate to the claims of the holders of all other indebtedness of Accredited and on parity with the most senior class of Accredited’s preferred stock, and, accordingly, no guarantee payment is payable to the holders of Series A Preferred Shares in respect of a liquidation distribution until the claims of all of the holders of all other indebtedness of Accredited have been satisfied.

Until all other indebtedness of Accredited has been paid in full, the holders of Series A Preferred Shares may not file a claim in competition with the holders of that indebtedness so as to diminish any distribution or payment which, but for such claim, the holders of such other indebtedness would have been entitled to receive.

Once the claims of all holders of all other indebtedness of Accredited have been satisfied in full, the guarantee payments to be paid by Accredited in respect of a liquidation distribution on a share of REIT’s Series A Preferred Shares:

(i) shall be paid out of the surplus assets of Accredited available for distribution to holders of the most senior preferred shares of Accredited as regards participation in profits of Accredited; and

(ii) shall not exceed the amount, per share, that would have been paid had the Series A Preferred Shares been issued by Accredited as preferred shares ranking pari passu with the most senior preferred shares, if any, of Accredited.

If there are insufficient available assets to make the payments relating to the liquidation distributions described in the preceding paragraphs (i) and (ii) above in full, such amounts will be paid on a pro rata basis, so that:

(i) the ratio that (x) the aggregate amount paid as a liquidation distribution on the Series A Preferred Shares bears to (y) the aggregate amount paid as liquidation distributions on Accredited’s most senior preferred shares as regards participation in profits, is the same as:

(ii) the ratio that (x) the aggregate maximum liquidation distributions on the Series A Preferred Shares bears to (y) the aggregate maximum liquidation distributions on Accredited’s most senior preferred shares as regards participation in profits.

The amounts so paid (if any) will be full and final satisfaction of the obligation to repay the liquidation distribution on the Series A Preferred Shares.

Certain Covenants of Accredited

If dividends have not been paid in full when due on REIT’s Series A Preferred Shares or other amounts have not been paid when due with respect to the Series A Preferred Shares, including the redemption price and the liquidation preference, Accredited shall not (and shall not allow any of its subsidiaries to):

(i) pay, or declare and set aside for payment, any dividends on any of the most senior preferred stock of Accredited as regards participation in profits of Accredited (i.e., Accredited dividend parity shares), unless the amount of any dividends declared on any Accredited dividend parity shares is paid on the Accredited dividend parity shares and the Series A Preferred Shares on a pro rata basis on the date such dividends are paid on such Accredited dividend parity shares, so that:

(x) the ratio that (A) the aggregate amount of dividends paid on the Series A Preferred Shares bears to (B) the aggregate amount of dividends paid on such Accredited dividend parity shares is the same as:

(y) the ratio that (A) the aggregate of all accrued and unpaid dividends in respect of the Series A Preferred Shares bears to

(B) the aggregate of all accrued and unpaid dividends in respect of such Accredited dividend parity shares;

(ii) pay, or declare and set aside for payment, any dividends on any shares of Accredited’s capital stock ranking junior to the Accredited dividend parity shares; or

(iii) voluntarily redeem, purchase or otherwise acquire any Accredited dividend parity shares or any Accredited shares of capital stock ranking junior to the Accredited dividend parity shares;

until, in each case, such time as all accrued and unpaid dividends on the Series A Preferred Shares shall have been paid in full for all quarterly dividend periods terminating on or prior to, in the case of clauses (i) and (ii), such payment, and in the case of clause (iii), the date of such redemption, purchase or acquisition. As of the date of this prospectus supplement, there are no outstanding Accredited dividend parity shares.

Neither Accredited nor any subsidiary of Accredited shall voluntarily redeem, purchase or otherwise acquire, or pay a liquidation preference with respect to, any shares of Accredited ranking junior to Accredited’s obligations under the guarantee or any preferred shares of affiliates of Accredited entitled to the benefits of a guarantee ranking junior to the guarantee as to participation in assets of Accredited upon liquidation until such time as all accrued and unpaid dividends payable on the Series A Preferred Shares shall have been paid in full.

Neither Accredited, nor any subsidiary of Accredited, shall pay dividends, or make guarantee payments with respect to dividends, on any preferred shares of affiliates of Accredited entitled to the benefits of a guarantee ranking junior to the guarantee as to participation in profits of Accredited until such time as all accrued dividends payable on the Series A Preferred Shares shall have been paid in full.

The foregoing provisions shall not prevent or restrict Accredited from making:

(i) dividends in shares of, or options, warrants or rights to subscribe for or purchase shares of, common stock;

(ii) any declaration of a dividend in the form of capital stock of Accredited in connection with the implementation by Accredited of a stockholders’ rights plan, or the issuance of rights of common stock under any such plan in the future;

(iii) payments pursuant to the guarantee;

(iv) cash payments in respect of fractional shares in accordance with customary market practices upon the conversion or exchange of securities convertible or exchangeable into common stock of Accredited;

(v) purchases of common stock in connection with any stock option, stock purchase or other benefit plan pursuant to a pre-existing contractual agreement with an officer, director, or employee of Accredited, or pursuant to any dividend reinvestment plan not to exceed $2,000,000 in the aggregate during any time that dividends are in default while the guarantee is in place;

(vi) a distribution in connection with a consolidation, merger or reorganization, the result of which is that Accredited and REIT shall have become a single entity, to (i) holders of securities junior to the Series A Preferred Shares of securities ranking junior to the Series A Preferred Shares; and (ii) holders of parity securities with respect to the Series A Preferred Shares of securities junior to or on parity with the Series A Preferred Shares; and

(vii) cash payments in lieu of fractional shares in accordance with customary market practices, in connection with a consolidation, merger or reorganization, contemplated in clause (vi) immediately above.

Reporting

So long as any Series A Preferred Shares are outstanding and held by persons other than Accredited’s affiliates, Accredited will provide the following information about REIT in each of its annual reports on Form 10-K and quarterly reports on Form 10-Q required under Sections 13 or 15(d) of the Exchange Act with respect to period to which such report relates:

(i) a brief description of the business of REIT;

(ii) a brief description of REIT’s material developments;

(iii) a description of material related party transactions involving REIT;

(iv) a brief description of the results of operations of REIT; and

(v) a brief discussion of liquidity and capital resources of REIT, including, without limitation, financing activities.

Mergers, Sale of Assets

Accredited will not consolidate or merge with or into any other corporation or sell, lease, transfer or otherwise dispose of all or substantially all of its assets to another person, unless either (i) the successor entity assumes all of the obligations of Accredited under the guarantee or (ii) such consolidation, merger or reorganization is between Accredited and REIT. In the case of a consolidation, merger or reorganization, the result of which is that Accredited and REIT shall have become a single entity, the holders of Series A Preferred Shares shall be issued new preference securities of the surviving entity as described above under “Description of REIT’s Series A Preferred Shares — Voting Rights” and the guarantee shall terminate.

Amendments and Assignment

Except with respect to any changes which do not materially adversely affect the rights of holders (in which case no vote will be required), the guarantee may be changed only with the prior approval of the holders of not less than two-thirds in liquidation preference of REIT’s Series A Preferred Shares by agreement in writing or present in person or by proxy at a separate general meeting and voting as a single class. Accredited will not assign its obligations under the guarantee without the prior approval of the holders of not less than two-thirds in liquidation preference of the Series A Preferred Shares voting as a single class. Notwithstanding the foregoing, a consolidation, reorganization or merger of Accredited with any other person or a sale, assignment or transfer of all or a substantial portion of the assets of Accredited in accordance with “mergers, sale of assets” above, shall not constitute an assignment for these purposes. All guarantees and agreements contained in the guarantee shall bind the successors, assigns, receivers, trustees and representatives of Accredited and shall inure to the benefit of the holders of the Series A Preferred Shares. The quorum for any such meeting and the determination of the Series A Preferred Shares entitled to vote shall be as set forth under “Description of REIT’s Series A Preferred Shares — Voting Rights.”

Termination of the Guarantee

The guarantee will terminate and be of no further force or effect upon full payment of the redemption price (including all accrued and unpaid dividends) of all REIT’s Series A Preferred Shares or upon full payment of the amounts payable upon liquidation of REIT or Accredited. The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of REIT’s Series A Preferred Shares must restore payment of any sums paid under REIT’s Series A Preferred Shares or the guarantee. The guarantee will automatically terminate under the circumstances described above under “—Mergers, Sales of Assets.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain federal income tax consequences of the offering to REIT and to holders of REIT’s Series A Preferred Shares. This discussion addresses only holders that hold preferred stock as capital assets and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. This section also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the federal income tax laws apply, including: dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; banks; tax-exempt organizations; certain insurance companies; persons liable for the alternative minimum tax; persons that hold securities that are a hedge, that are hedged against currency risks or that are part of a straddle or conversion transaction; and persons whose functional currency is not the United States dollar.

This summary is based on the Internal Revenue Code, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively.

You should consult with your own tax advisors regarding the tax consequences to you of acquiring, owning and selling preferred stock, and of REIT’s election to be taxed as a real estate investment trust, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

REIT’s Taxation as a Real Estate Investment Trust

REIT intends to elect to be taxable as a real estate investment trust under Section 856 through 860 of the Internal Revenue Code and the applicable Treasury regulations and any other federal income tax authorities relating to qualification as a real estate investment trust, commencing with REIT’s taxable year ending December 31, 2004. REIT believes that, commencing with its taxable year ending December 31, 2004, REIT will be owned and organized and operated in such a manner as to qualify for taxation as a real estate investment trust. While REIT intents to do so, it is not certain that REIT will continue to be owned and organized and operated in a manner so as to qualify or remain qualified as a real estate investment trust for federal income tax purposes.

Dewey Ballantine LLP, acting as REIT’s counsel in connection with the offering, has rendered an opinion as to REIT’s qualification and taxation as a real estate investment trust, which is described below. Dewey Ballantine LLP also has reviewed this summary of federal income tax consequences and has rendered an opinion that the information in the summary, to the extent it relates to matters of law or legal conclusions, is accurate in all material respects. The provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder and other federal income tax laws relating to the qualification as and taxation of REITs are highly technical and complex. The following discussion summarizes certain aspects of these provisions. In the opinion of Dewey Ballantine LLP, commencing with REIT’s taxable year ending December 31, 2004, REIT will be organized in conformity with the requirements for qualification as a real estate investment trust, and REIT’s proposed method of operation will enable REIT to meet the federal income tax requirements for qualification as a real estate investment trust. You should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Dewey Ballantine LLP is based on various factual assumptions and conditions, on certain factual representations by REIT (including representations regarding the nature of REIT’s assets and income and the future conduct of REIT’s business) and, as to certain factual matters, upon the statements and representations contained in the certificate provided to Dewey Ballantine LLP by REIT’s officers (in each case without independent investigation).

REIT’s qualification as a real estate investment trust will depend on its ability to meet, through actual annual operating results, the distribution levels, diversity of stock ownership and other requirements discussed below, the satisfaction of which will not be reviewed by Dewey Ballantine LLP on a continuing basis. No assurance can be given that the actual results of REIT’s operation for any one taxable year will satisfy these requirements. See “Risk Factors — REIT may redeem its Series A Preferred Shares upon the occurrence of a tax event or an investment company event, subject to additional conditions.”

As a real estate investment trust, REIT generally will not have to pay federal corporate income taxes on its net income that it currently distributes to shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from investment in a regular corporation.

However, REIT will have to pay federal income tax as follows:

•	REIT will have to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

•	Under certain circumstances, REIT may have to pay the alternative minimum tax on its items of tax preference.

•	If REIT has (1) net income from the sale or other disposition of “foreclosure property,” as defined in the Internal Revenue Code, which is held primarily for sale to customers in the ordinary course of business, or (2) other non-qualifying income from foreclosure property, then REIT will have to pay tax at the highest corporate rate on that income.

•	If REIT has net income from “prohibited transactions,” as defined in the Internal Revenue Code, REIT will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•	If REIT fails to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “—Requirements for Qualification — Income Tests,” but has nonetheless maintained its qualification as a real estate investment trust because it has satisfied some other requirements, REIT will have to pay a 100% tax on an amount equal to (1) the gross income attributable to the greater of (a) 75% of REIT’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (b) 90% of its gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (2) a fraction reflected by the ratio that real estate investment trust taxable income bears to gross income for the taxable year, computed with certain adjustments.

•	If REIT fails to distribute during each calendar year at least the sum of (1) 85% of its real estate investment trust ordinary income for that year, (2) 95% of its real estate investment trust capital gain net income for that year, and (3) any undistributed taxable income from prior periods, REIT will have to pay a 4% excise tax on the excess of that required distribution over the amounts actually distributed.

•	If REIT acquires any asset from a C corporation in one of certain transactions in which REIT must adopt the basis of the asset or any other property in the hands of the C corporation as the basis of the asset in REIT’s hands, and REIT recognizes gain on the disposition of that asset during the 10-year period beginning on the date on which REIT acquires that asset, then REIT will have to pay tax on the built-in gain at the highest regular corporate rate. A “C corporation” generally means a corporation that has to pay full corporate-level tax. “Built-in gain” generally is the excess of the fair market value of the asset at the time it is acquired by REIT from a C corporation over REIT’s adjusted basis in the asset at such time.

•	If REIT receives certain non-arm’s length income from a taxable real estate investment trust subsidiary (as described under “—Requirements for Qualification — Asset Tests”), or as a result of services provided by a taxable real estate investment trust subsidiary to tenants, REIT will be subject to a 100% tax on the amount of its non-arm’s length income.

Requirements for Qualification

The Internal Revenue Code defines a real estate investment trust as a corporation, trust or association:

•	which is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	which would otherwise be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code;

•	which is neither a financial institution nor an insurance company to which certain provisions of the Internal Revenue Code apply;

•	the beneficial ownership of which is held by 100 or more persons;

•	during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities; and

•	which meets certain other tests, described below, regarding the nature of its income and assets.

The Internal Revenue Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The conditions described in the fifth and sixth bullet points will not apply in REIT’s first taxable year as a real estate investment trust.

REIT has satisfied the conditions described in the first through sixth bullet points of the first paragraph of this section. In addition, REIT’s Declaration of Trust provides for restrictions regarding the transfer of REIT’s shares. These restrictions are intended to assist REIT in continuing to satisfy the share ownership requirements described in the fifth and sixth bullet points above. The ownership and transfer restrictions pertaining to the shares are described above in this prospectus supplement under the heading “Description of REIT’s Series A Preferred Shares — Restrictions on Ownership.”

Income Tests

To maintain REIT’s qualification as a real estate investment trust, REIT annually must satisfy two gross income requirements.

•	First, REIT must derive at least 75% of its gross income, excluding gross income from prohibited transactions, for each taxable year directly or indirectly from investments relating to real property or mortgages on real property, including interest on loans secured by real estate and “rents from real property,” as defined in the Internal Revenue Code, or from certain types of temporary investments.

•	Second, REIT must derive at least 95% of its gross income, excluding gross income from prohibited transactions, for each taxable year from real property investments as described in the preceding bullet point, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

As of the date of this prospectus supplement, REIT does not own any rental income generating property nor does REIT have any plans to acquire any such property.

If REIT fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, REIT may nevertheless qualify as a real estate investment trust for that year if it satisfies the requirements of other provisions of the Internal Revenue Code that allow relief from disqualification as a real estate investment trust. These relief provisions will generally be available if:

•	REIT’s failure to meet the income tests was due to reasonable cause and not due to willful neglect;

•	REIT attaches a schedule of the sources of its income to its federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

REIT might not be entitled to the benefit of these relief provisions, however. As discussed in “—Requirements for Qualification — Annual Distribution Requirements” below, even if these relief provisions apply, REIT would have to pay a tax on its income in excess of that permitted under the 75% or 95% gross income test.

Asset Tests

At the close of each quarter of REIT’s taxable year, REIT must also satisfy three tests relating to the nature of its assets.

•	First, at least 75% of the value of REIT’s total assets must be represented by real estate assets, including (1) stock issued by another REIT, (2) for a period of one year from the date of REIT’s receipt of proceeds of an offering of REIT’s shares of capital stock or publicly offered debt with a term of at least five years, stock or debt instruments purchased with these proceeds, and (3) cash, cash items and government securities.

•	Second, not more than 25% of the value of REIT’s total assets may be represented by securities other than those in the 75% asset class.

•	Third, not more than 20% of the value of REIT’s total assets may constitute securities issued by one or more taxable real estate investment trust subsidiaries, and of the investments included in the 25% asset class, the value of any one issuer’s securities, other than securities qualifying as assets under the 75% of value test or issued by a taxable real estate investment trust subsidiary, owned by REIT may not exceed 5% of the value of REIT’s total assets. Moreover, REIT may not own more than 10% of the vote or value of the outstanding securities of any one issuer, unless the securities are issued by taxable real estate investment trust subsidiaries or are debt instruments that are considered straight debt under a safe harbor provision of the Internal Revenue Code. For these purposes, a taxable real estate investment trust subsidiary is any corporation in which REIT owns an interest that joins with REIT in making an election to be treated as a “taxable real estate investment trust subsidiary” and certain subsidiaries of a taxable real estate investment trust subsidiary, if the subsidiaries do not engage in certain activities.

Annual Distribution Requirements

To qualify as a real estate investment trust, REIT is required to distribute dividends, other than capital gain dividends, to its shareholders in an amount at least equal to (1) the sum of (a) 90% of its “real estate investment trust taxable income,” computed without regard to the dividends paid deduction and REIT’s net capital gain, and (b) 90% of the net after-tax income, if any, from foreclosure property, minus (2) the sum of certain items of non-cash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before REIT timely files its tax return for the year to which they relate and if paid on or before the first regular dividend payment after the declaration.

To the extent that REIT does not distribute or is not treated as having distributed all of its net capital gain or distribute or is treated as having distributed at least 90%, but less than 100%, of REIT’s real estate investment trust taxable income, as adjusted, REIT will have to pay tax on those amounts at regular ordinary and capital gain corporate tax rates. Furthermore, if REIT fails to distribute during each calendar year at least the sum of (1) 85% of its ordinary income for that year, (2) 95% of its capital gain net income for that year, and (3) any undistributed taxable income from prior periods, REIT would have to pay a 4% excise tax on the excess of the required distribution over the amounts that are actually distributed.

REIT intends to satisfy the annual distribution requirements.

From time to time, REIT may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (1) when REIT actually receives income and when REIT actually pays deductible expenses, and (2) when REIT includes the income and deducts the expenses in arriving at REIT’s taxable income. If timing differences of this kind occur, to meet the 90% distribution requirement, REIT may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in respect of REIT’s Series A Preferred Shares in the form of taxable stock dividends.

Under certain circumstances, REIT may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in REIT’s deduction for dividends paid for the earlier year. Thus, REIT may be able to avoid being taxed on amounts distributed as deficiency dividends. However, REIT will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify as a Real Estate Investment Trust

If REIT fails to qualify for taxation as a real estate investment trust in any taxable year and REIT has not redeemed its Series A Preferred Shares, REIT will have to pay tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. In addition, REIT might be taxed as a member of the consolidated group that includes Accredited. REIT will not be able to deduct distributions to shareholders in any year in which REIT fails to qualify, nor will REIT be required to make distributions to shareholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to individual shareholders will be subject to federal income tax at a maximum rate of 15% through December 31, 2008 and thereafter at ordinary income tax rates. Corporate distributees may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Internal Revenue Code. Unless entitled to relief under specific statutory provisions, REIT will also be disqualified from taxation as a real estate investment trust for the four taxable years following the year during which qualification was lost. REIT might not be entitled to such statutory relief in all circumstances.

Taxation of Holders of Preferred Stock

Recent Legislation to Reduce the Maximum Tax Rate on Certain Corporate Dividends

On May 28, 2003, legislation was signed into law that provides favorable income tax rates for certain corporate dividends received by individuals through December 31, 2008. Real estate investment trust dividends generally are not eligible for the lower income tax rates unless the dividends are attributable to income that has been subject to corporate-level tax. This legislation could cause stock in non-real estate investment trust corporations to be more attractive to investors than stock in real estate investment trusts, which may negatively affect the value of and/or market for the Series A Preferred Shares.

U.S. Shareholders

As used in this section, the term “U.S. shareholder” means a holder of preferred stock who, for federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to federal income taxation regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust.

As long as REIT qualifies as a real estate investment trust, distributions made by REIT out of its current or accumulated earnings and profits generally will constitute dividends taxable to REIT’s taxable U.S. shareholders as ordinary income. Pursuant to recent legislation but subject to the discussion below, dividends attributable to income that has been subject to corporate-level tax in certain situations may be taxed at a maximum rate of 15% through December 31, 2008. Generally, distributions by REIT will not be eligible for the dividends received deduction in the case of U.S. shareholders that are corporations. Distributions made by REIT that it properly designates as capital gain dividends will be taxable to U.S. shareholders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed REIT’s actual net capital gain for the taxable year, without regard to the period for which a U.S. shareholder has held the shares. Thus, with certain limitations, capital gain dividends received by an individual U.S. shareholder may be eligible for reduced rates of taxation. Because REIT does not expect, however, to recognize substantial capital gains, REIT expects most of its dividends to be ordinary income when received by the holder of the Series A Preferred Shares.

To the extent that REIT makes distributions, not designated as capital gain dividends, in excess of REIT’s current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. shareholder. Thus, these distributions will reduce the adjusted tax basis which the U.S. shareholder has in his/her shares by the amount of the distribution, but not below zero. Distributions in excess of a U.S. shareholder’s adjusted tax basis in his shares will be taxable as capital gains, provided that the shares have been held as a capital asset. For purposes of determining the portion of distributions on separate classes of shares that will be treated as dividends for federal income tax purposes, current and accumulated earnings and profits will be allocated to distributions resulting from priority rights of preferred shares before being allocated to other distributions.

Dividends authorized by REIT in October, November or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by REIT and received by the shareholder on December 31 of that year, provided that REIT actually pays the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of REIT’s net operating losses or capital losses.

U.S. shareholders holding shares at the close of REIT’s taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of REIT’s taxable year falls, the amount that REIT designates in a written notice mailed to its shareholders. REIT may not designate amounts in excess of REIT’s undistributed net capital gain for the taxable year. Each U.S. shareholder required to include the designated amount in determining the shareholder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by REIT in respect of the undistributed net capital gains. U.S. shareholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid. U.S. shareholders will increase their basis in their shares by the difference between the amount of the includible gains and the tax deemed paid by the shareholder in respect of these gains.

When a U.S. shareholder sells or otherwise disposes of shares, the shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received on the sale or other disposition, and (2) the holder’s adjusted tax basis in the shares. This gain or loss will be capital gain or loss if the U.S. shareholder has held the shares as a capital asset. The gain or loss will be long-term gain or loss if the U.S. shareholder has held the shares for more than one year. For taxable years beginning before 2009, capital gain of an individual U.S. shareholder is generally taxed at a maximum rate of 15% where the property is held for more than one year. In general, any loss recognized by a U.S. shareholder when the shareholder sells or otherwise disposes of shares of REIT’s Series A Preferred Shares that the shareholder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the shareholder from REIT which were required to be treated as long-term capital gains.

A redemption of REIT’s Series A Preferred Shares by REIT will generally be treated as a taxable disposition. A U.S. shareholder generally will recognize capital gain or loss on a redemption as if the redeemed shares had been sold for the redemption price, as described above. However, to the extent a U.S. shareholder owns directly, or by reason of certain constructive ownership rules (including through ownership of Accredited’s common stock), other stock issued by REIT, the U.S. shareholder may be treated as receiving a distribution from REIT (which would be subject to taxation as a dividend in the manner described above). Because the determination as to whether the redemption of Series A Preferred Shares will constitute a taxable disposition or a dividend will depend on the facts and circumstances as of the time the determination is made, U.S. holders are advised to consult their own tax advisors to determine their tax treatment.

Although the U.S. federal income tax treatment is uncertain, REIT believes that any payment made by Accredited pursuant to its guarantee obligations would be treated first as a capital contribution from Accredited to AHL followed by a capital contribution from AHL to REIT and finally as a payment from REIT on the Series A Preferred Shares for which the tax treatment described above would apply.

Backup Withholding

REIT will report to its U.S. shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding may apply to a shareholder with respect to dividends paid unless the holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. shareholder that does not provide REIT with his/her correct taxpayer identification number. A shareholder may credit any amount paid as backup withholding against the shareholder’s income tax liability. In addition, REIT may be required to withhold a portion of capital gain distributions, if any, to shareholders who fail to certify their non-foreign status to REIT.

Taxation of Tax-Exempt Shareholders

The IRS has ruled that amounts distributed as dividends by a real estate investment trust generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling but subject to the discussion below, provided that a tax-exempt shareholder is not an entity described in the next paragraph and has not held its shares as “debt financed property” within the meaning of the Internal Revenue Code, and the shares are not otherwise used in a trade or business, the dividend income from shares will not be unrelated business taxable income to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute unrelated business taxable income unless the tax-exempt shareholder has held the shares as “debt financed property” within the meaning of the Internal Revenue Code or has used the shares in a trade or business.

Income from an investment in REIT’s shares will constitute unrelated business taxable income for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under the applicable subsections of Section 501(c) of the Internal Revenue Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by REIT’s shares. Prospective investors of the types described in the preceding sentence should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held real estate investment trust” will be treated as unrelated business taxable income to any entity which:

•	is described in Section 401(a) of the Internal Revenue Code;

•	is tax exempt under Section 501(a) of the Internal Revenue Code; and

•	holds more than 10% (by value) of the equity interests in the real estate investment trust.

Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “qualified trusts.” A real estate investment trust is a “pension-held real estate investment trust” if:

•	it would not have qualified as a real estate investment trust but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•	either (1) at least one qualified trust holds more than 25% by value of the interests in the real estate investment trust, or (2) one or more qualified trusts, each of which owns more than 10% by value of the interests in the real estate investment trust, hold in the aggregate more than 50% by value of the interests in the real estate investment trust.

The percentage of any real estate investment trust dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (1) the gross income of the real estate investment trust from unrelated trades or businesses, determined as though the real estate investment trust were a qualified trust, less direct expenses related to this gross income, to (2) the total gross income of the real estate investment trust, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year. REIT does not expect to be classified as a pension-held real estate investment trust.

Non-U.S. Shareholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and estates or trusts that in either case are not subject to United States federal income tax on a net income basis, which is referred to in this prospectus supplement as “non-U.S. shareholders,” are complex. The following discussion is only a limited summary of these rules. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the effect of U.S. federal, state and local income tax laws on an investment in REIT’s Series A Preferred Shares, including any reporting requirements.

Ordinary Dividends

Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by REIT of U.S. real property interests, as discussed below, and other than distributions designated by REIT as capital gain dividends, will be treated as ordinary income to the extent that they are made out of REIT’s current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution will ordinarily apply to distributions of this kind to non-U.S. shareholders, unless an applicable tax treaty reduces that tax subject to the discussion below. However, if income from the investment in the shares is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the non-U.S. shareholder maintains in the United States, if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. shareholder to U.S. taxation on a net income basis, tax at graduated rates will generally apply to the non-U.S. shareholder in the same manner as U.S. shareholders are taxed with respect to dividends, and the 30% branch profits tax may also apply if the shareholder is a foreign corporation. REIT expects to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a non-U.S. shareholder, unless (1) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with REIT or the appropriate withholding agent, or (2) the non-U.S. shareholder files an IRS Form W-8 ECI or a successor form with REIT or the appropriate withholding agent claiming that the distributions are effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business.

Distributions to a non-U.S. shareholder that are designated by REIT at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to the disposition by REIT of a U.S. real property interest generally will not be subject to federal income taxation, except as described below.

Return of Capital

Distributions in excess of REIT’s current and accumulated earnings and profits, which are not treated as attributable to the gain from REIT’s disposition of a U.S. real property interest, will not be taxable to a non-U.S. shareholder to the extent that they do not exceed the adjusted tax basis of the non-U.S. shareholder’s shares. Distributions of this kind will instead reduce the adjusted tax basis of the shares. To the extent that distributions of this kind exceed the adjusted tax basis of a non-U.S. shareholder’s shares, they will give rise to tax liability if the non-U.S. shareholder otherwise would have to pay tax on any gain from the sale or disposition of REIT’s shares, as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, withholding will apply to the distribution at the rate applicable to dividends. However, the non-U.S. shareholder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of REIT’s current and accumulated earnings and profits.

Capital Gain Dividends

For any year in which REIT qualifies as a real estate investment trust, distributions that are attributable to gain from sales or exchanges by REIT of U.S. real property interests (which, unlike the definition of real estate assets for real estate investment trust qualification purposes, does not include interests in many loans secured by real property) will be taxed to a non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended. Under this statute, these distributions are taxed to a non-U.S. shareholder as if the gain were effectively connected with a U.S. business. Thus, non-U.S. shareholders will be taxed on the distributions at the normal capital gain rates applicable to U.S. shareholders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of individuals. REIT is required by applicable Treasury regulations under this statute to withhold 35% of any distribution that REIT could designate as a capital gain dividend. However, if REIT designates as a capital gain dividend a distribution made before the day REIT actually effects the designation, then although the distribution may be taxable to a non-U.S. shareholder, withholding does not apply to the distribution under this statute. Rather, REIT must effect the 35% withholding from distributions made on and after the date of the designation, until the distributions withheld from equal the amount of the prior distribution designated as a capital gain dividend. The non-U.S. shareholder may credit the amount withheld against its U.S. tax liability. Capital gains dividends that are not subject to the Foreign Investment in Real Property Tax Act of 1980, as amended, will be subject to the same rules that apply to gains from the sale or exchange of REIT’s Series A Preferred Shares to which the Foreign Investment in Real Property Tax Act does not apply, as described below.

Sales of Shares

Gain recognized by a non-U.S. shareholder upon a sale or exchange of REIT’s Series A Preferred Shares generally will not be taxed under the Foreign Investment in Real Property Tax Act if REIT is a “domestically controlled real estate investment trust,” defined generally as a real estate investment trust, less than 50% in value of whose stock is and was held directly or indirectly by foreign persons at all times during a specified testing period. REIT believes that it is and will continue to be a domestically controlled real estate investment trust and, therefore, that taxation under this statute generally will not apply to the sale of REIT’s shares. However, gain to which this statute does not apply will be taxable to a non-U.S. shareholder if investment in the shares is treated as effectively connected with the non-U.S. shareholder’s U.S. trade or business or is attributable to a permanent establishment that the non-U.S. shareholder maintains in the U.S. if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. shareholder to U.S. taxation on a net income basis. In this case, the same treatment will apply to the non-U.S. shareholder as to U.S. shareholders with respect to the gain. In addition, gain to which the Foreign Investment in Real Property Tax Act does not apply will be taxable to a non-U.S. shareholder if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, or maintains an office or a fixed place of business in the United States to which the gain is attributable. In this case, a 30% tax will apply to the nonresident alien individual’s capital gains.

If REIT were not a domestically controlled real estate investment trust, tax under the Foreign Investment in Real Property Tax Act would apply to a non-U.S. shareholder’s sale of shares only if the selling non-U.S. shareholder owned more than 5% of the class of shares sold at any time during a specified period. This period is generally the shorter of the period that the non-U.S. shareholder owned the shares sold or the five-year period ending on the date when the shareholder disposed of the shares. If tax under this statute applies to the gain on the sale of shares, the same treatment would apply to the non-U.S. shareholder as to U.S. shareholders with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

Redemption of REIT’s Series A Preferred Shares will generally be treated as a sale or exchange, as described above with respect to U.S. shareholders. Non-U.S. shareholders should consult with their tax advisors regarding the tax treatment of a redemption of REIT’s Series A Preferred Shares.

Backup Withholding and Information Reporting

Additional issues may arise pertaining to information reporting and backup withholding with respect to a non-U.S. shareholder. A non-U.S. shareholder should consult with a tax advisor with respect to any such information reporting and backup withholding requirements. Backup withholding with respect to a non-U.S. shareholder is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a non-U.S. shareholder will be allowed as a credit against any federal income tax liability of such non-U.S. shareholder. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Ownership of Residual Interest in Taxable Mortgage Pool

On August 26, 2004, REIT completed a securitization of mortgage loans using a taxable mortgage pool structure and retained the residual interest in the securitization. The U.S. Treasury Department has authority to issue regulations treating a portion of the income from a residual interest in a taxable mortgage pool held by a REIT as “excess inclusion” income as defined in Section 860E of the Internal Revenue Code. The U.S. Treasury

Department has yet to exercise that authority. Under such circumstances, it is likely that the REIT’s shareholders would be subject to tax on their allocable share of the REIT’s excess inclusion income. If so, REIT’s shareholders generally would not be able to offset their share of excess inclusion income with any current, carryforward or carryback net operating losses. In addition, it is likely that tax exempt entities that own shares in REIT would be required to treat their allocable share of excess inclusion income as unrelated business taxable income. Further, any portion of REIT’s dividends paid to foreign shareholders that is allocable to excess inclusion income would not be eligible for exemption from the 30% withholding tax (or reduced treaty rate) on dividend income. Finally, if shares of REIT are held or acquired by “disqualified organizations” as defined in Section 860E, then REIT would be subject to an entity level tax on the excess inclusion amount allocated to such shareholders, at the highest rate of tax imposed on corporations. If imposed, such entity level tax would be deductible to the REIT. It is possible that REIT will continue to use the taxable mortgage pool structure in its future securitizations.

Recent Pending Legislation

Pending legislation passed by the House of Representatives would affect several of the real estate investment trust requirements described above. Among other items, the legislation affects: (i) the straight debt safe harbor provisions with respect to the asset tests; (ii) the definition of “security” for purposes of the 10% asset test; (iii) the amount of tax incurred if REIT fails to satisfy the 95% income test; and (iv) the consequences for failure to satisfy the asset or income tests or other requirements. REIT believes that such legislation should not have a material impact on REIT’s expected activities. Pending legislation has also been passed by the Senate which would affect the taxation of distributions to non-U.S. shareholders by certain REITs. It is impossible to predict whether either such legislation will be enacted and, if so enacted, the form or effective date of that legislation. Prospective shareholders should consult with their own tax advisors to determine the effect of such legislation.

Other Tax Consequences

State or local taxation may apply to REIT and REIT’s shareholders in various state or local jurisdictions, including those in which REIT or they transact business or reside. The state and local tax treatment of REIT and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult with their own tax advisors regarding the effect of state and local tax laws on an investment in REIT.

CERTAIN ERISA CONSIDERATIONS

The fiduciary standards of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should be considered by the fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of ERISA (an “ERISA Plan”) in the context of the ERISA Plan’s particular circumstances before authorizing an investment in REIT’s Series A Preferred Shares. Among other factors, the fiduciary should consider whether such an investment is in accordance with the documents governing the ERISA Plan and whether an investment is appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit ERISA Plans, as well as individual retirement accounts, self-employment retirement plans and other pension and profit-sharing plans subject to Section 4975 of the Internal Revenue Code (together with ERISA Plans, the “Plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the Plan. Therefore, fiduciaries of ERISA Plans and persons making investment decisions for other Plans should also consider whether an investment in REIT’s Series A Preferred Shares might constitute or give rise to a prohibited transaction under ERISA and the Internal Revenue Code. REIT may be considered a party in interest or disqualified person with respect to a Plan to the extent REIT or certain of its affiliates are engaged in businesses which provide services to such Plan. If so, the acquisition and holding by such Plan of REIT’s Series A Preferred Shares could be a prohibited transaction.

There are five prohibited transaction class exemptions (“PTCEs”) issued by the Department of Labor which could exempt the acquisition and holding of REIT’s Series A Preferred Shares from the prohibited transaction provisions of ERISA and the Internal Revenue Code:

•	PTCE 84-14, for certain transactions determined by qualified professional asset managers;

•	PTCE 90-1, for certain transactions involving insurance company pooled separate accounts;

•	PTCE 91-38, for certain transactions involving bank collective investment funds;

•	PTCE 95-60, for certain transactions involving insurance company general accounts; and

•	PTCE 96-23, for certain transactions determined by in-house asset managers.

Under a regulation issued by the U.S. Department of Labor (referred to as the “Plan Asset Regulation”), which governs what constitutes the assets of a Plan, REIT’s assets will not be treated as assets of a Plan if REIT’s Series A Preferred Shares qualifies as “publicly-offered securities.” This will be the case under the Plan Asset Regulation if REIT’s Series A Preferred Shares are:

•	widely held (that is, owned by 100 or more investors independent of REIT and of each other);

•	freely transferable; and

•	sold as part of an offering pursuant to an effective registration statement under the Securities Act of 1933 and then timely registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

REIT expects (although no assurance can be given) that:

•	its Series A Preferred Shares will be held by at least 100 independent investors at the conclusion of the offering;

•	there are no restrictions imposed on the transfer of its Series A Preferred Shares that would cause its Series A Preferred Shares not to be considered freely transferable under the Plan Asset Regulation;

•	its Series A Preferred Shares will be sold as part of an offering pursuant to an effective registration statement under the Securities Act of 1933; and

•	its Series A Preferred Shares will be timely registered under the Securities Exchange Act of 1934.

Based on the above, it is expected that REIT’s Series A Preferred Shares will meet the requirements for “publicly-offered securities.”

Regardless of whether REIT’s assets are deemed to be “plan assets” of Plans investing in the securities, the acquisition and holding of REIT’s Series A Preferred Shares with “plan assets” could itself result in a prohibited transaction. Accordingly, each purchaser and transferee of REIT’s Series A Preferred Shares is deemed to represent that either REIT’s Series A Preferred Shares are not acquired with assets of a Plan, or that the acquisition and holding of REIT’s Series A Preferred Shares is not prohibited under ERISA’s and the Internal Revenue Code’s prohibited transaction rules by reason of PTCE 84-14, PTCE 90-1, PTCE 91-38, PTCE 95-60 or PTCE 96-23 or otherwise.

Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is important that a Plan considering an investment in REIT’s Series A Preferred Shares consult with its counsel regarding the consequences under ERISA and the Internal Revenue Code of such investment. Plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) generally are not subject to the requirements of ERISA or the prohibited transaction provisions of Section 4975 of the Internal Revenue Code. However, any such plan subject to federal, state or local law substantially similar to the foregoing provisions will be deemed to represent that its acquisition and holding of REIT’s Series A Preferred Shares is not prohibited or is eligible for exemptive relief.

UNDERWRITING

REIT, Accredited and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares of the Series A Preferred Shares being offered. The underwriters’ obligations are several and not joint, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of Series A Preferred Shares set forth opposite its name below.

Underwriters	Number of Shares
Bear, Stearns & Co. Inc.	222,630
Friedman, Billings, Ramsey & Co., Inc.	222,630
Stifel, Nicolaus & Company, Incorporated	148,418

Total	593,678

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the Series A Preferred Shares being offered if any shares are purchased.

The underwriters have reserved for sale, at the initial public offering price, up to 20,000 Series A Preferred Shares for certain of Accredited’s employees, directors and related persons. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

The following table provides information regarding the per share and total underwriting discounts and commissions that REIT will pay to the underwriters in connection with this offering.

Per Share	$0.7959
Total	$472,508

REIT estimates that the total expenses of the offering payable by REIT, excluding underwriting discounts and commissions, will be approximately $155,000.

The underwriters propose to offer the Series A Preferred Shares directly to the public initially at the offering price set forth on the cover page of this prospectus supplement and to select dealers at such price less a concession not to exceed approximately $0.50 per share. The underwriters may allow, and such selected dealers may reallow, a concession not to exceed approximately $0.45 per share. The shares of Series A Preferred Shares will be available for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of shares in whole or in part. After commencement of this offering, the underwriters may change the public offering price and other selling terms.

REIT and Accredited have agreed in the underwriting agreement to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

REIT and Accredited have agreed in the underwriting agreement to not authorize or effect the sale or issuance, or agree to sell or issue, any shares of Series A Preferred Shares or any parity or senior securities of REIT with respect to the Series A Preferred Shares (as to dividend rights or rights upon liquidation, dissolution or winding up) for a period of 90 days commencing on the date the underwriting agreement is executed, without the prior written consent of Bear, Stearns & Co. Inc. and Friedman, Billings, Ramsey & Co., Inc.

The Series A Preferred Shares are listed on the New York Stock Exchange under the symbol “AHHPRA.”

In order to facilitate the offering of the Series A Preferred Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Series A Preferred Shares in accordance with Regulation M under the Securities Exchange Act of 1934.

The underwriters may over-allot the Series A Preferred Shares in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in this offering. The underwriters may close out any short position by purchasing shares in the open market. A short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of the Series A Preferred Shares in the open market after pricing that could adversely affect investors who purchase in this offering.

Accordingly, to cover these short sales positions or to stabilize the market price of the Series A Preferred Shares, the underwriters may bid for, and purchase, Series A Preferred Shares in the open market. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of the Series A Preferred Shares may have the effect of raising or maintaining the market price of the Series A Preferred Shares or preventing or mitigating a decline in the market price of the Series A Preferred Shares. As a result, the price of the Series A Preferred Shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

From time to time, the underwriters and their affiliates have in the past performed, and may in the future continue to perform, investment banking, broker dealer, lending, financial advisory or other services for REIT or Accredited for which they have received, or may receive, customary compensation. An affiliate of Friedman, Billings, Ramsey & Co. Inc. owns approximately 2.5% of the outstanding shares of Accredited’s common stock.

LEGAL MATTERS

Certain matters of Maryland law with respect to the validity of REIT’s preferred shares will be passed upon for REIT by Venable LLP, Baltimore, Maryland. The validity of Accredited’s guarantees of payments on REIT’s preferred shares will be passed upon for Accredited by Dewey Ballantine LLP, New York, New York. Kirkland & Ellis LLP, New York, New York is counsel for the underwriters of this offering.

WHERE YOU CAN FIND MORE INFORMATION

REIT and Accredited have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 under the Securities Act of 1933 with respect to the offering of REIT’s preferred shares. Accredited files annual, quarterly and current reports, proxy statements and other information with the SEC. This prospectus supplement and the accompanying prospectus, in accordance with SEC rules, do not contain all of the information contained in the registration statement, including the exhibits to the registration statement. For further information with respect to REIT, Accredited and the offered shares and related guarantees, you should refer to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus supplement or the accompanying prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, you should refer to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy SEC filings, including the registration statement of which the accompanying prospectus is a part, at the SEC’s Public Reference Room, which is located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which the prospectus supplement and the accompanying prospectus are a part at the SEC’s Internet website.

In reliance on Rule 12h-5 under the Securities Exchange Act of 1934, REIT does not intend to file annual reports, quarterly reports, current reports or transition reports with the SEC. For so long as REIT relies on Rule 12h-5, certain financial information pertaining to REIT will be included in Accredited’s financial statements filed with the SEC pursuant to the Securities Exchange Act of 1934.

THE DECLARATION OF TRUST OF REIT PROVIDES THAT NEITHER THE SHAREHOLDERS NOR THE TRUSTEES, OFFICERS, EMPLOYEES OR AGENTS OF REIT SHALL BE LIABLE UNDER ANY WRITTEN INSTRUMENT CREATING AN OBLIGATION OF REIT, AND ALL PERSONS SHALL LOOK SOLELY TO REIT’S ASSETS FOR THE PAYMENT OF ANY CLAIM UNDER OR FOR THE PERFORMANCE OF THAT INSTRUMENT. ALL PERSONS DEALING WITH REIT SHALL LOOK ONLY TO THE ASSETS OF REIT FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

PROSPECTUS

$100,000,000

Preferred Shares of Beneficial Interest

of

Accredited Mortgage Loan REIT Trust

Fully and Unconditionally Guaranteed by

Accredited Home Lenders Holding Co.

Investing in any preferred shares offered by this prospectus involves risks. See “Risk Factors” on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

The preferred shares offered by this prospectus and any accompanying prospectus supplement may be sold directly, through agents, dealers or underwriters designated from time to time or through a combination of these methods. For additional information about the methods of sale, you should refer to “Plan of Distribution” in this prospectus and to the accompanying prospectus supplement. Accredited Mortgage Loan REIT Trust (“REIT”) and Accredited Home Lenders Holding Co. (“Accredited”) reserve the sole right to accept or reject, in whole or in part, any proposed purchase of securities to be made directly or through agents, dealers or underwriters. If any agents, dealers or underwriters are involved, their names and any applicable commissions or discounts will be set forth in the accompanying prospectus supplement. The estimated net proceeds to REIT from any offering of preferred shares will also be set forth in the accompanying prospectus supplement.

Accredited will fully and unconditionally guarantee payments on the preferred shares of beneficial interest of REIT as described in this prospectus under “Description of Preferred Shares of REIT — Guarantees of Accredited” and in any accompanying prospectus supplement.

The date of this prospectus is August 9, 2004

You should rely only on the information contained or incorporated by reference in this prospectus or in the applicable prospectus supplement. Neither REIT nor Accredited has authorized anyone to give you different or additional information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date after their respective dates or that the information in any document incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date after its respective date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement REIT and Accredited have filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, up to a total dollar amount of $100 million of REIT’s preferred shares of beneficial interest, which are referred to in this prospectus as REIT’s “preferred shares,” may be sold over time in one or more offerings. Each time securities are sold pursuant to the registration statement of which this prospectus forms a part, REIT and Accredited will provide a prospectus supplement that will contain more specific information about the terms of the securities offered and the offering. REIT and Accredited may also add to, update or change in the prospectus supplement any of the information contained or incorporated by reference in this prospectus. This prospectus may not be used to sell any securities unless accompanied by a prospectus supplement. You should carefully read this prospectus and the applicable prospectus supplement, including the information incorporated by reference, in their entirety before you invest in any of the preferred shares.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus and may not contain all of the information that is important to you. You should read this prospectus and the accompanying prospectus supplement, including the documents incorporated by reference, in their entirety.

Accredited Mortgage Loan REIT Trust

REIT was formed in May 2004 as a Maryland real estate investment trust for the purpose of acquiring, holding and managing real estate assets. All of the outstanding common shares of beneficial interest of REIT are held by Accredited Home Lenders, Inc., a wholly-owned subsidiary of Accredited, which is referred to as “AHL.” REIT intends to elect to be subject to tax as a real estate investment trust under the Internal Revenue Code of 1986, as amended, as a result of which it generally will not be subject to federal income tax to the extent that it distributes its earnings to its shareholders, as required, and maintains its qualification as a real estate investment trust.

REIT’s principal business objective is to acquire, hold and manage mortgage assets that will generate net income for distribution to shareholders.

Generally, REIT expects that it will acquire its mortgage assets primarily as contributions of capital from its parent, AHL. These mortgage assets are expected to consist primarily of residential mortgage loans, or interests in these mortgage loans, that have been originated or acquired by AHL. These contributions of mortgage assets from AHL to REIT will be effected in two ways:

•	First, AHL intends from time to time to transfer to REIT, as contributions of capital, portfolios of mortgage loans to be securitized. These mortgage loans are to be transferred subject to the lien of one or more of AHL’s warehouse lenders. REIT will then sponsor a securitization trust, which is to be a wholly-owned subsidiary of REIT, and transfer legal title to the mortgage loans to such securitization trust. The securitization trust then will pledge the mortgage loans to secure notes which are then sold to third-party investors. The net proceeds of the securitization will be used by REIT to repay the related warehouse debt and pay other expenses of the securitization.

•	Second, AHL intends to transfer to REIT, as contributions of capital, interests in mortgage pools which have already been securitized by AHL.

In each case, REIT’s investment in the portfolio of mortgage loans will entitle it to receive the cash flow generated by the mortgage loans in excess of the required payments to the securitization noteholders and the other expenses of the securitization, including servicing fees, trustee fees and insurer premiums. REIT’s investments in these portfolios of mortgage loans are referred to herein as REIT’s “retained interests.”

In May 2004, AHL contributed mortgage loans and related liabilities to REIT which were then included in a securitization transaction closed by REIT in May 2004.

AHL has executed securitizations of residential mortgage loans in which it obtained the related retained interests. In June 2004, AHL transferred the retained interests from the Accredited Mortgage Loan Trust 2002-1 and 2002-2 securitizations to REIT as a contribution of capital. AHL intends to transfer additional existing retained interests to REIT as capital contributions.

Accredited Home Lenders Holding Co.

Accredited is a nationwide mortgage banking company that originates, finances, sells, securitizes and services non-prime mortgage loans secured by residential real estate. Accredited focuses on borrowers who may not meet conforming underwriting guidelines because of higher loan-to-value ratios, the nature or absence of income documentation, limited credit histories, high levels of consumer debt, or past credit difficulties. Accredited originates loans primarily based upon the borrower’s willingness and ability to repay the loan and the adequacy of the collateral. Accredited’s management team has developed incentive programs, technology tools and business processes that focus its employees on originating non-prime mortgage loans with financial and other characteristics designed to generate profits for Accredited. Accredited believes that its business approach has contributed to disciplined growth in both origination volume and profits.

REIT was formed in May 2004. REIT’s principal executive offices are located at 15090 Avenue of Science, San Diego, California 92128, and its telephone number is (858) 676-2100. Accredited was incorporated in Delaware in May 2002. Accredited’s common stock trades on the NASDAQ National Market under the symbol “LEND.” Accredited’s principal executive offices are located at 15090 Avenue of Science, San Diego, California 92128, and its telephone number is (858) 676-2100. Accredited maintains an Internet website at www.accredhome.com. The information on Accredited’s website is not included or incorporated by reference into this prospectus or any accompanying prospectus supplement, and you should not consider it to be a part of this prospectus or any accompanying prospectus supplement.

RISK FACTORS

Investing in the preferred shares offered by this prospectus involves a high degree of risk. Before purchasing the preferred shares offered by this prospectus and any applicable prospectus supplement, you should carefully consider, in addition to the other information included or incorporated by reference in this prospectus, the risks described in the applicable prospectus supplement and in filings made with the SEC that are incorporated by reference in this prospectus and the applicable prospectus supplement. If any of these risks actually occurs, the business, results of operations or financial condition of REIT and Accredited may suffer and the value of the preferred shares offered by this prospectus and the applicable prospectus supplement may decline. As a result, you might lose part or all of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement, including the information incorporated by reference, contain forward-looking statements. Forward-looking statements reflect REIT’s and Accredited’s current expectations or forecasts of future events. Forward-looking statements include statements about REIT’s or Accredited’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “will,” “anticipate,” “believe,” “continue,” “ongoing,” “estimate,” “expect,” “intend,” “assume,” “may,” “plan,” “potential,” “predict,” “project” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Statements that are forward-looking include, among other things, statements about the following:

•	REIT or Accredited’s business strategy;

•	market trends and risks;

•	assumptions regarding interest rates; and

•	assumptions regarding prepayment rates on the mortgage loans securing Accredited’s mortgage-backed securities.

Forward-looking statements are subject to known and unknown risks and uncertainties and may be based on assumptions that prove to be inaccurate or that are not realized for a number of reasons. As a result, actual results could differ materially from those expected or implied by the forward-looking statements. Actual results could differ for many reasons, including the disclosures and risks described in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of their respective dates. Unless required by law, neither REIT nor Accredited undertakes any obligation to revise any forward-looking statement to reflect circumstances or events after their respective dates or to reflect the occurrence of unanticipated events. You should carefully review the disclosures and risks described in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference. The following are some of the factors that could cause actual results, performance or financial conditions to differ materially from expectations:

•	changes in the demand for, or the value of, mortgage loans due to the attributes of the loans originated by Accredited; the characteristics of borrowers; and fluctuations in the real estate market, interest rates or the market in which REIT or Accredited sells or securitizes loans;

•	a general deterioration in economic or political conditions;

•	REIT’s and Accredited’s ability to protect and hedge their mortgage loan portfolios against adverse interest rate movements;

•	changes in government regulations that affect the origination and servicing of mortgage loans;

•	changes in the credit markets, which affect Accredited’s ability to borrow money to originate mortgage loans;

•	the degree and nature of competition;

•	Accredited’s ability to employ and retain qualified employees;

•	REIT’s ability to elect to be qualified, and to maintain its qualification, as a real estate investment trust for federal income tax purposes; and

•	the other factors referenced in this prospectus, any accompanying prospectus supplement or documents incorporated by reference, including, without limitation, those referred to under the section titled “Risk Factors.”

USE OF PROCEEDS

The estimated net proceeds to REIT from any sale of its preferred shares will be set forth in the applicable prospectus supplement. Accredited will not receive any proceeds from the sale of REIT’s preferred shares or from the guarantees by Accredited of payments on REIT’s preferred shares.

Except as otherwise described in an accompanying prospectus supplement, REIT currently intends to use any proceeds it receives to acquire mortgage assets, including retained interests in its securitization transactions. Proceeds may be used for other purposes specified in the applicable prospectus supplement, and REIT may temporarily invest net proceeds prior to their use.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth, for the periods indicated, Accredited’s ratio of earnings to fixed charges. In calculating these ratios, earnings are based on Accredited’s income before income taxes plus fixed charges. Fixed charges consist of interest expenses per Accredited’s statements of operations, including interest expense on indebtedness, other interest expense and the amortization of deferred financing costs.

	1999		2000		2001		2002		2003		Three months ended March 31, 2004
Ratio of earnings to fixed charges(1)	1.59	x	1.60	x	2.90	x	2.72	x	3.62	x	2.79	x

(1)	Accredited has authority to issue up to 5,000,000 shares of preferred stock. However, there are currently no shares outstanding and Accredited does not have any preferred stock dividend obligations. Accordingly, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.

DESCRIPTION OF PREFERRED SHARES OF REIT

REIT may issue, from time to time, shares of one or more series or classes of its preferred shares. The following description sets forth certain general terms and provisions of the preferred shares to which any prospectus supplement may relate. The particular terms of any series of preferred shares and the extent, if any, to which these general provisions may apply to the series of preferred shares offered will be described in the prospectus supplement relating to those preferred shares. The following summary of provisions of the preferred shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Maryland REIT Law and the provisions of REIT’s Declaration of Trust, articles supplementary to the Declaration of Trust relating to a specific series of the preferred shares and Bylaws. The applicable articles supplementary will be in the form filed as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus is a part at or prior to the time of issuance of that series of preferred shares.

General

As of the date of this prospectus, REIT’s Declaration of Trust authorizes REIT to issue up to 200,000,000 preferred shares of beneficial interest, $1.00 par value per share. REIT’s Board of Trustees may, without any shareholder action, amend REIT’s Declaration of Trust to increase or decrease the aggregate number of preferred shares or the number of preferred shares of any class or series that REIT has authority to issue.

REIT’s Board of Trustees is authorized, subject to the provisions of REIT’s Declaration of Trust, to classify any unissued preferred shares and to reclassify any previously classified but unissued preferred shares of any class or series from time to time, in one or more classes or series. Prior to issuance of shares of each class or series, the Board of Trustees is required by the Maryland REIT Law and REIT’s Declaration of Trust to set, subject to the provisions of the Declaration of Trust regarding the restriction on transfer of shares of beneficial interest, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. The prospectus supplement relating to an offering of preferred shares will describe the terms of any class or series of preferred shares being offered, including:

•	the designation of the shares and the number of shares that constitute the series;

•	the dividend rate (or the method of calculating dividends), if any, on the shares of the series and the priority as to payment of dividends with respect to other classes or series of REIT’s shares of beneficial interest;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred shares will accumulate;

•	the dividend periods (or the method of calculating the dividend periods);

•	the voting rights of the preferred shares, if any;

•	the liquidation preference and the priority as to payment of the liquidation preference with respect to other classes or series of REIT’s shares of beneficial interest and any other rights of the shares of the series upon REIT’s liquidation or winding-up;

•	whether or not and on what terms the shares of the series will be subject to redemption or repurchase at REIT’s option;

•	whether the shares of the series of preferred shares will be listed on a securities exchange or quoted on an inter-dealer quotation system;

•	any limitations on direct or beneficial ownership and restrictions on transfer applicable to the preferred shares that may be necessary to preserve REIT’s status as a real estate investment trust; and

•	the other rights and privileges and any qualifications, limitations or restrictions of the rights or privileges of the series.

Rank

Unless otherwise specified in the prospectus supplement relating to a particular series of preferred shares, the preferred shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of REIT, rank (i) senior to all classes or series of common shares of REIT, and to all equity securities ranking junior to such preferred shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of REIT; (ii) on a parity with all equity securities issued by REIT, the terms of which specifically provide that such equity securities rank on a parity with the preferred shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of REIT; and (iii) junior to any equity securities issued by REIT, the terms of which specifically provide that such equity securities rank senior to the preferred shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of REIT.

Dividends

Holders of preferred shares will be entitled to receive, when and as authorized by REIT’s Board of Trustees, and declared by REIT, out of REIT’s funds legally available for the payment of dividends, cash dividends, if any, payable at the dates, at the rates per share, and on the terms, set forth in the applicable prospectus supplement.

Dividends on any series of preferred shares may be cumulative or non-cumulative, to be described in the applicable prospectus supplement. Dividends, if cumulative, will accumulate from and after the date set forth in the applicable prospectus supplement. If REIT fails to declare a dividend payable on a dividend payment date on any series of the preferred shares for which dividends are non-cumulative, then the holders of such series of preferred shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and REIT will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period will be computed on the basis of a 360-day year of twelve 30-day months, unless otherwise set forth in the applicable prospectus supplement. Accrued but unpaid dividends will not bear interest, unless otherwise set forth in the applicable prospectus supplement.

Guarantees of Accredited

Accredited will fully and unconditionally guarantee payments by REIT in respect of REIT’s preferred shares offered by this prospectus and any prospectus supplement, including payments of dividends, redemption prices and liquidation preferences on REIT’s preferred shares. Accredited’s guarantees will be subordinated in right of payment to Accredited’s indebtedness and other obligations. The specific terms of Accredited’s guarantees will be described in the applicable prospectus supplement.

Redemption and Sinking Fund

If so described in the applicable prospectus supplement, the preferred shares will be subject to mandatory redemption, redemption at the option of REIT or repurchase at the option of the holder of the preferred shares, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

No series of preferred shares will receive the benefit of a sinking fund except as set forth in any applicable prospectus supplement.

Liquidation Rights

Unless otherwise set forth in the applicable prospectus supplement, in the event of REIT’s liquidation, dissolution or winding up, the holders of shares of each series of preferred shares will be entitled to receive out of REIT’s assets available for distribution to shareholders, before any distribution of assets is made to holders of:

•	any other class of REIT’s preferred shares ranking junior to that series of preferred shares as to rights upon liquidation, dissolution or winding up; and

•	REIT’s common shares of beneficial interest,

liquidating distributions per share in the amount of the liquidation preference specified in the applicable prospectus supplement for that series of preferred shares plus any dividends accrued and accumulated but unpaid to the date of final distribution. However, except as otherwise provided in the applicable prospectus supplement, the holders of each series of preferred shares will not be entitled to receive the liquidating distribution of, plus such dividends on, those shares until the liquidation preference of any of REIT’s shares of beneficial interest ranking senior to that series of the preferred shares as to the rights upon liquidation, dissolution or winding up have been paid (or a sum set aside for that purpose sufficient to provide for payment) in full. Unless otherwise set forth in the applicable prospectus supplement, if, upon REIT’s liquidation, dissolution or winding up, the amounts payable with respect to the preferred shares, and any other preferred shares ranking as to any distribution on parity with the preferred shares, are not paid in full, then the holders of the preferred shares and the other parity preferred shares will share ratably in any distribution of assets in proportion to the full respective preferential amount to which they are entitled. Unless otherwise specified in the applicable prospectus supplement, after payment of the full amount of the liquidating distribution to which they are entitled, the holders of preferred shares will not be entitled to any further participation in any distribution of REIT’s assets. Neither a consolidation or merger of REIT with another corporation, the sale, lease or conveyance of all or substantially all of REIT’s property or business nor a sale of securities will be considered a liquidation, dissolution or winding up of REIT.

Voting Rights

The holders of each series or class of preferred shares REIT may issue will have the voting rights, if any, specified in the applicable prospectus supplement.

Restrictions on Ownership and Transfer

The Internal Revenue Code of 1986, as amended, sets forth certain ownership requirements for real estate investment trusts. For example, not more than 50% in value of REIT’s outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of a taxable year. An individual for these purposes is defined by the federal income tax laws pertaining to real estate investment trusts and is very complex. Therefore, the terms of each series of preferred shares may contain provisions restricting the ownership and transfer of the preferred shares. The applicable prospectus supplement will specify any additional ownership limitations relating to a series of preferred shares.

Miscellaneous

When REIT offers to sell a series of preferred shares, the specific terms of the series will be described in the applicable prospectus supplement. If any particular terms of a series of preferred shares described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will be deemed to supersede the terms described in this prospectus.

Except as otherwise provided in any applicable prospectus supplement, the holders of REIT’s preferred shares will have no preemptive rights.

If REIT redeems or otherwise reacquires any of its preferred shares, then those shares may resume the status of authorized and unissued preferred shares undesignated as to series and may be available for subsequent issuance.

No Other Rights

The preferred shares of a series will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable prospectus supplement, REIT’s Declaration of Trust, articles supplementary to the Declaration of Trust relating to the specific series of the preferred shares, Bylaws or as otherwise required by law.

Transfer Agent and Registrar

The transfer agent and registrar for each series of preferred shares will be specified in the applicable prospectus supplement.

DESCRIPTION OF COMMON SHARES OF REIT

As of the date of this prospectus, REIT’s Declaration of Trust authorizes REIT to issue up to 100,000,000 common shares of beneficial interest, $0.01 par value per share. REIT’s Board of Trustees may, without any shareholder action, amend REIT’s Declaration of Trust to increase or decrease the aggregate number of common shares that REIT has authority to issue.

All of the issued and outstanding common shares of beneficial interest of REIT are owned by Accredited Home Lenders, Inc., a wholly-owned subsidiary of Accredited.

Subject to the preferential rights of any other shares or series of beneficial interest, holders of common shares are entitled to receive dividends on such shares if, as and when authorized by the Board of Trustees and declared by REIT out of assets legally available therefor, and to share ratably in the assets of REIT legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of REIT.

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as provided in the applicable prospectus supplement with respect to any other class or series of shares, the holders of such shares will possess the exclusive voting power.

Holders of common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of REIT. Common shares will have equal dividend, liquidation and other rights.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF REIT’S DECLARATION OF TRUST AND BYLAWS

The following summary of certain provisions of Maryland law and of the Declaration of Trust and Bylaws of REIT does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to the Declaration of Trust and Bylaws of REIT.

Board of Trustees

The Bylaws provide that the number of trustees of REIT may be established only by the Board of Trustees but may not be less than the minimum number required by the Maryland REIT Law nor, unless the Bylaws are amended, more than 15. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, only by a majority of the remaining trustees, even if the remaining trustees do not constitute a quorum.

Removal of Trustees

The Declaration of Trust provides that a trustee may be removed with or without cause by the affirmative vote of at least a majority of the votes entitled to be cast in the election of trustees. This provision, when coupled with the provision in the Bylaws authorizing the Board of Trustees to fill vacant trusteeships, precludes shareholders from removing incumbent trustees except upon a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the Maryland General Corporations Law (the “MGCL”), as applicable to Maryland real estate investment trusts, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland real estate investment trust and any person who beneficially owns ten percent or more of the voting power of the trust’s shares or an affiliate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then-outstanding voting shares of beneficial interest of the trust (an “Interested Shareholder”) or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination must be recommended by the Board of Trustees of such trust and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest of the trust and (b) two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the Interested Shareholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the trust’s common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the Board of Trustees of the trust prior to the time that the Interested Shareholder becomes an Interested Shareholder. A person is not an Interested Shareholder under the statute if the Board of Trustees approved in advance the transaction by which he otherwise would have become an Interested Shareholder. The Board of Trustees may provide that its approval is subject to compliance with any terms and conditions determined by the board. REIT’s Board of Trustees has adopted a resolution exempting any business combination with any person from the Business Combination Act. This resolution may be altered or repealed, in whole or in part, at any time by REIT’s Board of Trustees.

Control Share Acquisitions

The MGCL, as applicable to Maryland real estate investment trusts, provides that “control shares” of a Maryland real estate investment trust acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of beneficial interest owned by the acquiror, by officers or by trustees who are employees of the trust. “Control Shares” are voting shares of beneficial interest which, if aggregated with all other such shares of beneficial interest previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Trustees of the trust to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the trust may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the Declaration of Trust or Bylaws of REIT.

The Bylaws of REIT contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of REIT’s shares of beneficial interest. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

Amendment to the Declaration of Trust and Bylaws; Extraordinary Actions

Under the Maryland REIT Law, a Maryland real estate investment trust generally cannot dissolve, amend its Declaration of Trust or merge, unless advised by the Board of Trustees and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the trust’s Declaration of Trust. The Declaration of Trust of REIT provides for shareholder approval of such amendments and actions by a majority of the votes entitled to be cast on the matter.

The Declaration of Trust and Bylaws provide that the Board of Trustees shall have the exclusive power to adopt, alter or repeal any provision of the Bylaws and to make new Bylaws.

Advance Notice of Trustee Nominations and New Business

The Bylaws of REIT provide that (a) with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Trustees and the proposal of business to be considered by shareholders may be made only (i) pursuant to REIT’s notice of the meeting, (ii) by the Board of Trustees or (iii) by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws and (b) with respect to special meetings of shareholders, only the business specified in REIT’s notice of meeting may be brought before the meeting of shareholders and nominations of persons for election to the Board of Trustees may be made only (i) pursuant to REIT’s notice of the meeting, (ii) by the Board of Trustees or (iii) provided that the Board of Trustees has determined that trustees shall be elected at such meeting, by a shareholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

Anti-takeover Effect of Certain Provisions of Maryland Law and of the Declaration of Trust and Bylaws

If the applicable board resolution is rescinded, the business combination provisions and, if the applicable provision in the Bylaws is rescinded, the control share acquisition provisions of the MGCL, the provisions of the Declaration of Trust on removal of trustees and the advance notice provisions of the Bylaws could delay, defer or prevent a transaction or a change in control of REIT.

CERTAIN FEDERAL TAX CONSIDERATIONS

Certain federal tax considerations relating to the offering of REIT’s preferred shares will be described in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

The securities may be sold:

•	directly to purchasers;

•	to or through one or more underwriters or dealers designated from time to time;

•	through one or more agents designated from time to time; or

•	through a combination of the above.

The applicable prospectus supplement will describe the terms of the offering of the securities, including:

•	the identity of any underwriters, dealers or agents that purchase or participate in the offer and sale of the securities;

•	the amount of any compensation, discounts, commissions, agency fees or concessions to be received by or allowed or reallowed to underwriters, dealers or agents;

•	the terms of indemnification provisions relating to the offering, including indemnification for liabilities under federal securities laws;

•	the terms of the offering, including the number of securities sold, the purchase price for the securities, the amount and nature of the proceeds or other consideration and any over-allotment option that any underwriters may have;

•	the nature of any activities or transactions by any underwriter, dealer or agent during the offering that may stabilize, maintain or otherwise affect the price of the securities offered;

•	the identity of any finders, the amount of any finders’ fees and any material relationships between any finders and REIT, Accredited and any underwriters; and

•	an estimate of the offering expenses.

If a dealer is used, the securities may be sold to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

If underwriters are used, they may offer and sell the securities from time to time in one or more transactions at a fixed public offering price, at varying prices determined at the time of the sale or at negotiated prices. The obligations of the underwriters to purchase the securities may be subject to the conditions set forth in the applicable underwriting agreement. The prospectus supplement will describe certain of the terms of any underwriting arrangement, which may include a firm commitment underwriting or a best-efforts underwriting. The securities may be offered through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. Underwriters with whom REIT and Accredited have material relationships may be used, in which case such relationships will be described in the applicable prospectus supplement. Underwriters may be used who, or whose affiliates, have performed and may in the future perform various commercial banking, financial advisory, investment banking and/or other services for REIT or Accredited for which they have received or will receive fees.

In connection with underwritten offerings, underwriters generally may engage in activities or effect transactions that stabilize, maintain or otherwise affect the market price of the securities offered. As a result of these activities, the price of the securities offered may be higher than the price that otherwise might exist in an open market. These transactions may be effected on the New York Stock Exchange or the NASDAQ National Market, in the over-the-counter market or otherwise. If these activities are commenced, they may be discontinued by the underwriters at any time. These activities may include the following:

•	Stabilizing Transactions. Stabilizing transactions consists of bids or purchases for the purpose of pegging, fixing, or maintaining the price of a security.

•	Over-Allotments and Syndicate Covering Transactions. Over-allotments occur when underwriters sell more securities than they have committed to purchase in an underwritten offering. Over-allotments create a “covered” or “naked” short position for the underwriters. Covered short sales are short sales made in an amount that does not exceed the underwriters’ over-allotment option to purchase additional securities. The underwriters may close out a covered short position either by exercising their over-allotment option or by purchasing shares in the open market. In making this determination, the underwriters may consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase securities through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out a naked short position by purchasing shares in the open market.

•	Penalty Bids. A penalty bid is an arrangement that permits the managing underwriters to reclaim a portion of the underwriting discounts and commissions received by a syndicate member in connection with the offering when the managing underwriters have repurchased, in stabilizing or short covering transactions, securities sold by or for the account of that syndicate member.

•	Passive Market Making. If any of the securities offered are authorized for quotation on NASDAQ, underwriters who are NASDAQ market makers generally may engage in passive market making transactions in those securities. Passive market making generally consists of displaying bids on NASDAQ no higher than the highest independent bid and making purchases at prices no higher than these independent bids. On each day, a passive market maker generally cannot make net purchases that exceed 30% of the passive market maker’s average daily trading volume in these securities during a specified period. If the passive market maker reaches or exceeds this limit, the passive market maker must promptly withdraw its quotations from NASDAQ and cease effecting any bids for or purchases of these securities for the remainder of the day.

The securities may or may not be listed on a national securities exchange or a foreign securities exchange or quoted on an inter-dealer quotation system. No assurances can be given that there will be a market for any of the securities.

In compliance with guidelines of the NASD, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

Certain matters of Maryland law with respect to the validity of REIT’s preferred shares offered by this prospectus and any accompanying prospectus supplement will be passed upon for REIT by Venable LLP, Baltimore, Maryland. The validity of Accredited’s guarantees of payments on REIT’s preferred shares offered by this prospectus and any accompanying prospectus supplement will be passed upon for Accredited by Dewey Ballantine LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Annual Report on Form 10-K of Accredited Home Lenders Holding Co. for the year ended December 31, 2003, and the balance sheet of Accredited Mortgage Loan REIT Trust as of May 4, 2004 (inception) appearing in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference and appearing herein, and have been so incorporated and included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

REIT and Accredited have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the offering of REIT’s preferred shares. Accredited files annual, quarterly and current reports, proxy statements and other information with the SEC. This prospectus, in accordance with SEC rules, does not contain all of the information contained in the registration statement, including the exhibits to the registration statement. For further information with respect to REIT, Accredited and the offered shares, you should refer to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus or any accompanying prospectus supplement about the contents of any contract or any other document are not necessarily complete, and, in each instance, you should refer to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy SEC filings, including the registration statement of which this prospectus is a part, at the SEC’s Public Reference Room, which is located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

In reliance on Rule 12h-5 under the Securities Exchange Act of 1934, REIT does not intend to file annual reports, quarterly reports, current reports or transition reports with the SEC. For so long as REIT relies on Rule 12h-5, certain financial information pertaining to REIT will be included in Accredited’s financial statements filed with the SEC pursuant to the Securities Exchange Act of 1934.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Accredited to incorporate by reference into this prospectus the information it has filed with the SEC. The information Accredited incorporates by reference into this prospectus is an important part of this prospectus. Any statement in a document Accredited incorporates by reference into this prospectus or any accompanying prospectus supplement will be considered to be modified or superseded to the extent a statement contained in this prospectus or any accompanying prospectus supplement or any other subsequently filed document that is incorporated by reference into this prospectus or any accompanying prospectus supplement modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus or accompanying prospectus supplement, except as modified or superseded.

Accredited incorporates by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:

•	Accredited’s annual report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 26, 2004 (file no. 000-50179);

•	Accredited’s quarterly report filed on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 17, 2004 (file no. 000-50179);

•	the information set forth in Item 5 of Accredited’s current report on Form 8-K, filed with the SEC on April 29, 2004 (file no. 000-50179);

•	Accredited’s current report on Form 8-K, filed with the SEC on August 2, 2004;

•	Accredited’s current report on Form 8-K, filed with the SEC on August 5, 2004; and

•	future filings Accredited makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning Accredited at the following address:

Accredited Home Lenders Holding Co.

15090 Avenue of Science

San Diego, California 92128

(858) 676-2100

THE DECLARATION OF TRUST OF REIT PROVIDES THAT NEITHER THE SHAREHOLDERS NOR THE TRUSTEES, OFFICERS, EMPLOYEES OR AGENTS OF REIT SHALL BE LIABLE UNDER ANY WRITTEN INSTRUMENT CREATING AN OBLIGATION OF REIT, AND ALL PERSONS SHALL LOOK SOLELY TO REIT’S ASSETS FOR THE PAYMENT OF ANY CLAIM UNDER OR FOR THE PERFORMANCE OF THAT INSTRUMENT. ALL PERSONS DEALING WITH REIT SHALL LOOK ONLY TO THE ASSETS OF REIT FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

INDEX TO FINANCIAL STATEMENTS

ACCREDITED MORTGAGE LOAN REIT TRUST

(A Wholly Owned Subsidiary of Accredited Home Lenders Holding Co.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Accredited Mortgage Loan REIT Trust

We have audited the accompanying balance sheet of Accredited Mortgage Loan REIT Trust (a wholly owned subsidiary of Accredited Home Lenders Holding Co.) (the “Company”) as of May 4, 2004 (inception). This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of May 4, 2004 (inception) in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

July 15, 2004

Costa Mesa, California

BALANCE SHEET

MAY 4, 2004 (Inception)

May 4, 2004 (inception)
Shareholder’s Equity

Preferred shares, $1.00 par value; authorized 200,000,000 shares; no shares issued and outstanding	$—
Common shares, $0.01 par value; authorized 100,000,000 shares; issued and outstanding 100,000 shares	1,000
Note receivable for common shares	(1,000)

Total shareholder’s equity	$—

See accompanying notes to the balance sheet.

NOTES TO THE BALANCE SHEET

MAY 4, 2004 (Inception)

1. Formation – Accredited Mortgage Loan REIT Trust (the “Company”) was formed on May 4, 2004 as a Maryland real estate investment trust for the purpose of acquiring, holding and managing an investment portfolio of mortgage loans.

All of the outstanding common shares of beneficial interest of the Company are held by Accredited Home Lenders, Inc. (“AHL”), which in turn is a wholly owned subsidiary of Accredited Home Lenders Holding Co. The shares were issued in exchange for a receivable which was collected on June 4, 2004.

The Company intends to elect to be taxed as a real estate investment trust and to comply with the provisions of the Internal Revenue Code with respect thereto. Accordingly, the Company will generally not be subject to Federal or state income tax to the extent that its distributions to shareholders satisfy the real estate investment trust requirements and certain asset, income and share ownership tests are met.

2. Subsequent Events – On May 10, 11 and 12, 2004, AHL contributed to the Company mortgage loans with a principal balance of $707.5 million and outstanding credit facility balance of $707.5 million pursuant to a Contribution Agreement and Assignment. Additionally, AHL contributed to the Company deferred origination costs of $480,000, accrued interest income of $889,000 and market reserve on loans of $4.7 million related to the contributed loans, as well as cash of $26 million, resulting in additional paid-in capital to the Company of $22.7 million.

On May 26, 2004, the Company completed a securitization of $707.2 million of mortgage loans, of which $22.3 million represented upfront overcollateralization. Pursuant to the securitization, two classes of notes were issued totaling $684.9 million, rated “AAA” and “Aaa” by Standard & Poor’s Rating Services and Moody’s Investor Service, respectively. Class A-1 Notes in the amount of $342.2 million were issued with a variable interest rate of One-Month LIBOR plus 0.29%, collateralized by fixed and adjustable interest rate conforming mortgage loans. Class A-2 Notes in the amount of $342.7 million were issued with a variable interest rate of One-Month LIBOR plus 0.30%, collateralized by fixed and adjustable interest rate conforming and non-conforming mortgage loans. The classes A-1 and A-2 Notes have a final stated maturity date of July 25, 2034.

This securitization was structured legally as a sale, but for accounting purposes is treated as a financing under Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125. This securitization does not meet the qualifying special purpose entity criteria under SFAS No. 140 and related interpretations because after the loans are securitized, the securitization trust may acquire derivatives relating to beneficial interests retained by the Company. Also, AHL, as servicer, subject to applicable contractual provisions, has sole discretion to use its best commercial judgment in determining whether to sell or work out any loans securitized through the securitization trust that become troubled. Accordingly, the loans will remain on the balance sheet (retained interests are not created) and securitization indebtedness will replace outstanding credit facility originally associated with the securitized mortgage loans. The Company will record interest income on the mortgage loans and interest expense on the securities issued from the securitization over the life of the securitization and will record provisions for losses on these securitized loans in an amount sufficient to maintain credit loss reserves at a level considered adequate to cover probable losses in such portfolio.

The $26 million in cash contributed to the Company by AHL was used to pay off the outstanding credit facility balance on the $22.3 million of loans held as overcollateralization by the securitization, purchase interest rate caps held in the securitization, and pay underwriter fees and other costs associated with closing the securitization on May 26, 2004.

In June 2004, AHL transferred the retained interests from the Accredited Mortgage Loan Trust 2002-1 and 2002-2 securitizations to the Company as a contribution of capital of $14.5 million.

593,678 Shares

PROSPECTUS SUPPLEMENT

October 1, 2004

Bear, Stearns & Co. Inc.	Friedman Billings Ramsey

Stifel, Nicolaus & Company Incorporated